3/25.

03007890

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kingfisher PLC

*CURRENT ADDRESS

PROCESSED
APR 10 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 968 FISCAL YEAR 2/2/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 4/2/03

KINGFISHER

ANNUAL REPORT AND ACCOUNTS 2002



ACCOUNTS 2002

- YEAR OF DELIVERY
- FOCUSED ON CORE STRENGTHS
- POSITIONED FOR SUCCESS

UK

HOLLAND

BELGIUM

FRANCE

POSITIONED FOR SUCCESS

- LEADING BRANDS
- GROWTH MARKETS
- INTERNATIONAL SCALE

Contents

DIRECTORS
As at 2 February 2002

Executive Directors

Sir Geoffrey Mulcahy[3,4,5]
Chief Executive since January 1995, previously Group Managing Director. Chairman of the Finance Committee. Appointed to the Board in January 1983. Formerly, Finance Director of British Sugar plc and Norton Abrasives. Began his career with Esso plc. Non-executive director of BNP UK Holdings Ltd and Six Continents plc. Age 59.

Ian Cheshire[4]
Appointed Executive Director in June 2000. Chief Executive of e-Kingfisher since May 2000. Previously Group Director of Strategy & Development. Before joining Kingfisher he worked for Boston Consulting Group, Guinness plc and a number of retail businesses including Sears plc where he was Group Commercial Director. Age 42.

Jean-Noël Labroue[3]
Appointed October 2000. Chief Executive of KESA. Previously Chief Executive of Darty and Chairman of the Darty Board from 1994 to 2000. He joined Darty in 1979, having previously been Commercial Director of Intertechnique from 1972 to 1979. He is also a director of Royal Canin S.A. Age 54.

Jean-Hugues Loyez[3]
Appointed December 1998, following the B&Q/Castorama merger. He is Président du Conseil de Gérance of Castorama Dubois Investissements S.C.A. and also an Administrateur of Credit du Nord and Terres et Eaux Seclin. Age 53.

Anthony Percival[4]
Finance Director from June 1995 to October 1998. Joined the Board in June 1995. He is a Chartered Accountant and former partner of Coopers & Lybrand. Non-executive director of the British Standards Institution and The Royal London UK Equity & Income Securities plc. Age 62.

Helen Weir[4]
Appointed to the Kingfisher Board as Group Finance Director in October 2000. Previously Finance Director at B&Q since August 1997. Before joining B&Q in1995 she held a senior position at McKinsey & Co. Began her career with Unilever plc. Also a non-executive director of UK Chambre de Commerce Française and QA plc. Age 39.

William Whiting[3]
Appointed director in October 2000. Chief Executive of B&Q plc and previously Managing Director of B&Q International. He joined B&Q in 1982 and has held various positions including Marketing Director and Warehouse Store Director. Began his career with Granada Group. Age 54.

Non-executive Directors

Francis Mackay[1,2,3,5]
Became Chairman of Kingfisher plc in December 2001 following his appointment to the Board a month earlier, and is Chairman of the Nomination Committee. He is also Chairman of Compass Group plc, which he joined in 1986 initially as Finance Director. He was a key member of the management team that led the buyout of Compass Group plc from Grand Metropolitan in 1987 and its successful flotation in 1988. He became Chief Executive of Compass Group plc in 1991 and Executive Chairman in July 1999. Age 57.

John Nelson[2]
Deputy Chairman since January 2002 and senior non-executive director since April 2002. Also a non-executive director of B.T. Group plc. Recently retired as Chairman of Credit Suisse First Boston Europe. Formerly vice Chairman of Lazard Brothers and non-executive director of Woolwich plc. Age 54.

John Bullock[1,2,5]
Appointed March 1993. Chairman of the Audit Committee and a member of the Conseil de Surveillance and of the Audit Committee of Castorama Dubois Investissements S.C.A. Former Joint Senior Partner, Coopers & Lybrand UK and Chairman, Coopers & Lybrand Europe. Director of Retirement Security Limited since January 2002. Age 68.

Peter Hardy[1,2,5]
Appointed April 1992. A former Managing Director (Investment Banking) of S G Warburg Group. Chairman of the Remuneration Committee. Non-executive director of Land Securities plc, F&C PEP & ISA Investment Trust plc, Howard de Walden Estates Limited and a director of Barnado's. Age 63.

Michael Hepher[1,2]
Appointed September 1997. Non-executive director of Canada Life (U.K.) Limited and Canada Life Financial Corporation, and Chairman and Chief Executive of TeleCity plc. Former Chairman and Chief Executive of Charterhouse plc and non-executive director of Diageo plc and Lloyds Bank plc. Age 58.

Margaret Salmon[2,3,5]
Appointed September 1997. Chairman of the Social Responsibility Committee. She is also a Director of Manchester Airport plc, Director of the University for Industry, and the University for Industry Charitable Trust. Age 54.

Bernard Thiolon[1]
Appointed non-executive director in June 1993 following the Darty merger. Member of the Conseil de Surveillance and Chairman of the Audit Committee of Castorama Dubois Investissements S.C.A. Formerly President of Banque Colbert and Adviser to the Chairman and Honorary General Manager of Crédit Lyonnais Group. Age 72.

Changes to the Board

Sir John Banham resigned as Chairman and non-executive director on 7 December 2001. Philip Rowley resigned as Finance Director on 31 March 2001. Francis Mackay was appointed as a non-executive director on 2 November 2001, and was appointed Chairman on 7 December 2001. John Nelson was appointed as a non-executive director and Deputy Chairman on 11 January 2002.

The Board considers that all the non-executive directors fulfill the requirements for independent directors as defined by the Combined Code.

Board committees

[1] Audit Committee [2] Remuneration Committee [3] Social Responsibility Committee [4] Finance Committee [5] Nomination Committee

DIRECTORS' REPORT

For the financial year ended 2 February 2002

The directors are pleased to present their report and the consolidated financial statements of the Company and its subsidiaries for the financial year ended 2 February 2002.

Principal activities

The Group trades principally as Home Improvement and Electrical and Furniture retailers with stores in the UK, Continental Europe and the rest of the world. In addition, the Group has property interests which are managed in the UK through Chartwell Land.

Review of activities and future performance

For Kingfisher, 2001 was a year of transformation. The Group is now focused on two leading businesses in attractive growth markets, with a strengthened balance sheet and is well-positioned to exploit their respective future opportunities for growth. During the year, the Group completed the separation of its UK-based General Merchandise business, through a demerger of Woolworths and the entertainment businesses and the disposal of the Superdrug and Time Retail Finance businesses. The Group also sold its UK high street property portfolio. These activities raised over £1.2 billion in cash for the Group and, combined with an increased focus on working capital management, enabled net debt to be reduced from £1,873.8 million at the start of the year to £1,044.2 million at the year end. In a significant strategic development, the Group formed an alliance with Hornbach, Germany's leading DIY warehouse retail business. Details of the principal acquisitions and disposals made during the year are given as part of the notes to the accounts on pages 56 and 57.

Demerger of General Merchandise

At an extraordinary general meeting held on 24 August 2001, the shareholders of Kingfisher plc approved the demerger of the Group's General Merchandise business to Woolworths Group plc. Shares in Woolworths Group plc were admitted to the official list and commenced trading on the London Stock Exchange on 28 August 2001.

On demerger, the Company declared a dividend which was satisfied by the issue of shares in Woolworths Group plc – a dividend in specie. The dividend in specie of £445.2m represented the net assets of the business transferred to Woolworths Group plc at the date of demerger. The existing shareholders of Kingfisher plc were given shares in Woolworths Group plc on a ratio of one share in Woolworths Group plc for every one share held in Kingfisher plc.

Results and dividends

The profit on ordinary activities of the Group before taxation amounted to £28.0m (2001: £691.2m) and a loss after taxation of £128.0m (restated 2001: £513.9m profit).

The directors recommend the payment on 14 June 2002 of a final dividend of 7.655p (2001: 11.25p) per ordinary share amounting to £98.9m (2001: £157.1m) which, together with the interim dividend of 4.345p (2001: 4.25p) per ordinary share amounting to £55.6m (2001: £59.2m) paid on 16 November 2001, makes a total for the year of 12.0p (2001: 15.5p) per ordinary share amounting to £154.5m (2001: £216.3m). After eliminating dividends payable to the Group's Employee Share Ownership Plan Trust (ESOP), the ordinary dividend on equity shares charged to the profit and loss account is £152.3m (2001: £214.8m). A scrip dividend alternative was offered to shareholders in respect of the interim dividend and will also be offered in respect of the final dividend. The directors propose to transfer the retained loss of £(856.3)m (restated 2001: £195.3m profit) from reserves.

Directors

Details of the directors of the Company are shown on page 1. Philip Rowley and Sir John Banham retired from the Board on 31 March 2001 and 7 December 2001 respectively. Peter Hardy has tendered his resignation from the Board, effective from 7 June 2002.

In accordance with Article 88 of the Articles of Association, Francis Mackay (appointed 2 November 2001) and John Nelson (appointed 11 January 2002) hold office only until the annual general meeting and, being eligible, offer themselves for election. In accordance with Article 82 of the Articles of Association, Jean-Hugues Loyez, Sir Geoffrey Mulcahy, Michael Hepher and Margaret Salmon retire by rotation at the annual general meeting, and being eligible, offer themselves for re-election.

The Company has received special notice in accordance with section 293 of the Companies Act 1985 of the intention to propose the re-election of Bernard Thiolon, who attained the age of 73 years on 24 February 2002, as a director of the Company. Accordingly in the notice of the annual general meeting there is a resolution proposing to reappoint Bernard Thiolon as a director for a further year. The Board is supporting this resolution because it considers that Bernard Thiolon provides an invaluable source of knowledge and personal experience in European business affairs. Of the directors who are standing for election or re-election, Francis Mackay, John Nelson, Michael Hepher, Margaret Salmon and Bernard Thiolon do not have service contracts with the Company.

Directors' interests

The directors' interests in shares of the Company and Castorama Dubois Investissements S.C.A. (CDI) are shown under the Remuneration Report on pages 5 to 12. No director has any interest in any shares or loan stock of any other Group company other than a small number of shares held by certain directors in French subsidiaries of the Company as a result of the French company law requirement that directors hold "qualifying" shares.

No directors other than Jean-Hugues Loyez were or are materially interested in any contract, other than their service contract, subsisting during or at the end of the financial year which was significant in relation to the Group's business.

As a Commandité of CDI, Jean-Hugues Loyez has 52,420 special shares which, under the Articles of CDI, entitle him to a 0.13105% share of the annual distributable profits of CDI. As Chairman of the Management Board of CDI, he is entitled to a portion of the net operating profits of CDI as remuneration for his services. The total payment of 1% of these profits is shared amongst the 12 members of the Management Board, six of whom are companies which are subsidiaries of the Company. He is also entitled as a Commandité to 629,040 shares of CDI on transformation of CDI to a Société Anonyme. The share of profits is included in the total remuneration shown for Jean-Hugues Loyez in the Remuneration Report on page 9.

Corporate governance – Combined Code statement

Kingfisher recognises the importance of, and is committed to, high standards of corporate governance. The principles of good governance adopted by the Group have been applied in the following way:

Directors

The Kingfisher Board currently comprises the Chairman, the Chief Executive, the Deputy Chairman, five non-executive directors and six other executive directors.

Their biographies illustrate the directors' range of experience, which ensures an effective Board to lead and control the Group. All directors have access to the Company Secretary and may take independent professional advice at the Group's expense. Non-executive directors are appointed for an initial term of three years and each director receives appropriate training as necessary. Since April 2002, the Company has complied with the Combined Code requirement to have an identified senior non-executive director, namely John Nelson.

The Board meets not less than 11 times a year and has adopted a schedule of matters reserved for its decision. The Board met on a further 10 occasions during the last year in connection with the approval of the periodic trading statements and matters relating to the demerger. It is primarily responsible for the strategic direction of the Group. All directors have full and timely access to information. The Board undertook an independent review of its effectiveness in 2001, by appointing The Institute of Chartered Secretaries and Administrators (ICSA) to conduct a full Board Performance Evaluation. This evaluation process was developed by ICSA with contributions from representatives of major institutional investors. The results of the first Evaluation were updated during 2002 and ICSA has confirmed that it continues to be satisfied with the results.

The Board has established six standing committees with defined terms of reference as follows:

- The Audit Committee is chaired by John Bullock, and further includes four other independent non-executive directors. This committee is responsible for providing an independent oversight of the Group's systems of internal control and financial reporting processes. Each of our major operating businesses has its own audit committee, meetings of which are attended by both Kingfisher's Head of Group Internal Audit and the external auditors;
- The Nomination Committee is chaired by Francis Mackay and further includes the Chief Executive and three other independent non-executive directors and is responsible for the consideration and recommendation of the appointment of new directors;
- The Remuneration Committee is chaired by Peter Hardy and further includes five other independent non-executive directors and is responsible for advising the Board on the Company's executive remuneration policy and its costs, and for the application of this policy to the remuneration and benefits of executive directors and certain senior executives. The Remuneration Report on pages 5 to 12 contains a more detailed description of the Group's policy and procedures in relation to directors' and officers' remuneration;
- The Finance Committee is chaired by Sir Geoffrey Mulcahy and further includes three executive directors and is responsible for the approval and authorisation of financing documents within its terms of reference and the authority limits laid down by the Board. On behalf of the Board, it reviews borrowing arrangements and other financial transactions, and makes appropriate recommendations. It also allots new shares in the Company to Group employees following the exercise of share options;
- The Social Responsibility Committee is chaired by Margaret Salmon and further includes representatives of the operating companies and at least one executive director and one non-executive director. This committee is responsible for discussing and developing a general policy relating to environmental, community and equal opportunities matters. The main Board director with overall responsibility for environmental matters is Sir Geoffrey Mulcahy;
- The Share Option Committee comprises any two directors or any one director and the Company Secretary and meets at least twice a year. Its role is to consider the Group's share funding policy in respect of share incentive awards and to decide upon the level of contributions to the ESOP and QUEST in respect of the dilution cost when new shares are issued. This committee also considers the making of loans to the ESOP in respect of grants that are hedged with existing shares. It has no authority in respect of the making of awards – this is reserved to the Remuneration Committee.

Re-election of directors

The Articles of Association require one third of the directors who are subject to retirement by rotation to retire and submit themselves for re-election each year. At the present time no director will have held office for more than three years since his last election or re-election. Names of directors submitting themselves for election or re-election are shown on page 2.

Directors' remuneration

The Remuneration Committee, on behalf of the Board, ensures that the directors' remuneration is sufficient to attract and retain the directors needed to run the Group successfully. Full details of individual directors' remuneration is shown on pages 5 to 12.

Relations with shareholders

Kingfisher maintains an active dialogue with its shareholders through a planned programme of investor relations. This activity is a key component of its corporate communications programme and is headed by the Director of Investor Relations.

The programme includes formal presentations in both London and Paris of full-year and interim results, quarterly trading statements on three other occasions during the year and meetings between institutional investors and senior management on a regular basis. Regular communication with shareholders also takes place through the Annual and Interim Reports and via the Company website (www.kingfisher.com/shareholders).

The annual general meeting is used as an important opportunity for communication with both institutional and private shareholders, including a short presentation on the business and its latest trading position.

Accountability, risk management and audit

Going concern

A statement in accordance with the going concern principle is included in the financial review on page 17 of the annual report.

Internal control

The Board of Directors has overall responsibility for the system of internal control and for reviewing its effectiveness throughout the Kingfisher Group. However such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss. The effectiveness of the internal control system is reviewed by the Group Audit Committee on behalf of the Board.

The Board considers risk assessment and control to be fundamental to achieving its corporate objectives within an acceptable risk/reward profile, and confirms that there is an ongoing process for identifying and evaluating the significant risks faced by the Group and the effectiveness of related controls. This process is regularly reviewed by the Board and accords with the Turnbull guidance on internal control. The key elements of this process, which have been in place throughout the year under review and up to the date of this report, are:

The Board of Directors, which:

- has approved a set of policies, procedures and frameworks that are designed to facilitate the operation of effective internal control, which includes the provision of quality internal and external reporting and compliance with applicable laws and regulations. These are periodically reviewed and updated;
- regularly updates the Group's strategy and reviews the strategies of the operating companies/business areas;
- reviews and assesses the Group's key risks at least annually;
- reviews performance through a comprehensive system of reporting, based on an annual budget with monthly business reviews against actual results, analysis of variances, key performance indicators and regular forecasting;
- has well defined policies governing appraisal and approval of capital expenditure, and treasury operations;
- seeks assurance that effective control is being maintained through regular reports from the Audit Committee and various independent monitoring functions.

The Business Head of each operating/business area, who:

- maintains systems for the continuous identification and evaluation of significant risks resulting from their strategies, and applicable to their areas of the business;
- reviews and monitors the effectiveness of the system of internal control through an operating company audit committee and the reports he/she receives from the Internal and External Audit functions;
- self certifies that he/she is clearly accountable for establishing and monitoring internal controls within his/her business and that processes are in place and that they comply with Group policies and reports on any control weaknesses or breakdown considered as material to the Group.

The Business Risk Management function, which:

- works with the businesses to further develop, improve and embed risk management processes and tools in the business operations. It is responsible for ensuring that business risks are identified, managed and regularly reviewed at all levels of the Group and that the directors are periodically appraised of the key risks in accordance with the Turnbull code.

The Internal Audit Function is responsible for:

- providing the Board with independent and objective assurance on the control environment across the Group;
- ensuring that the operating companies have appropriate organisation and processes to carry out regular and effective reviews of their internal controls;

- adhering to the Group's key principles;
- providing the necessary assurances on their control environment to the Audit Committee.

These processes and organisation enable the directors to confirm that they have reviewed the effectiveness of the system of internal control.

Compliance with the Combined Code

During the year ended 2 February 2002, the Group complied with the requirements of the Combined Code except as disclosed on pages 3 and 9.

Streets Online and Datart were acquired in the prior financial year and had not been integrated into the corporate governance procedures by January 2001. Streets Online was included in the demerger and Datart has since been integrated into the Group's governance processes.

Remuneration report

Remuneration Committee

The Remuneration Committee consists of independent, non-executive directors, currently Peter Hardy (Chairman), John Bullock, Michael Hepher, Francis Mackay, John Nelson and Margaret Salmon.

The Committee's aim is to ensure that the executive directors are rewarded for their contribution to the Group and motivated to enhance returns to shareholders. The Committee is responsible for advising the Board on the remuneration policy for executive directors. The Committee is then responsible for applying the policy in relation to the remuneration of individual executive directors. The policy is formally endorsed by the full Board, and no major changes were made to the remuneration policy during the year.

It is also responsible for overseeing the management and administration of the Group's share schemes for employees.

The Committee is advised internally by the Group Director of Human Resources and the Director of Group Reward. External advice is sought from a range of consultants on specific issues, but principally from Towers Perrin, New Bridge Street Consultants and the Monks Partnership.

Remuneration policy

The Committee intends that executive director remuneration is positioned in the upper quartile of the market place. This is designed to enable business success through the recruitment, retention and motivation of the highest quality executives. The policy is consistently applied across the Group for the remuneration of the executive directors and senior managers. Executive directors' base salaries are positioned as upper quartile and are then supplemented by variable rewards consistent with market practice and designed to focus directors on the interests of shareholders.

Any major changes in remuneration policy will be tabled for shareholder approval and lesser changes will be discussed with the Company's principal shareholders.

Components of remuneration

Salaries and benefits

Salaries are reviewed annually in August in the context of market conditions affecting executive remuneration, affordability, the level of increases awarded to staff throughout the business, and the need to reflect the individual's contribution. In addition, the Company provides a range of competitive benefits.

A comprehensive review of market practice is undertaken before salaries are reviewed.

Kingfisher Incentive Plan (KIP)

Executive directors, with the exception of Sir Geoffrey Mulcahy, Anthony Percival and Jean-Hugues Loyez, are registered in the KIP. Approval to register directors in this scheme was given by shareholders at the Extraordinary General Meeting held in August 2001 and was effective from 1 February 2001. This replaces the Value Enhancement Plan (VEP) and Incentive Growth Plan (IGP), descriptions of which are contained later in this report.

The KIP is an annual bonus scheme under which the director may earn annually 45% of base salary for achieving specified financial targets. This payment is capped at 100% of base salary for exceptional performance.

The Committee has discretion to award bonuses outside the KIP, where this is felt important to recognise extraordinary effort and commitment on behalf of senior managers, including executive directors.

The director may, at his or her discretion, elect to defer all or part of the annual bonus for a period of three years. The deferred bonus is then matched by Kingfisher shares currently to the value of 50% of the bonus deferred. The matching shares are held in trust for the director and at the end of the three year plan cycle the shares are released to the director and the deferred bonus is paid out. During the deferral period the shares attract no dividend, nor do the shares confer voting rights on the director.

As a further incentive to encourage deferral and to smooth the transition from the previous plans, any bonus deferred under the 2001/2 KIP is matched 35% in cash, payable immediately.

Executive directors' bonus targets are based upon measures at Group or operating company level or both, dependant upon which area of the business they can most readily influence. At Group level the measure is "Group profit after charging interest but before tax, goodwill amortisation and exceptional gains and losses." At operating company level the measure is "Profit after charging interest but before tax and exceptional gains and losses." All executive directors have a component of their incentive linked to Group performance to reflect their corporate responsibility as executive directors.

The KIP replaces the previous annual bonus and long-term incentive arrangements for executive directors. Previous long-term incentive arrangements are now closed and final payments arising from plan cycles in progress will be made in March 2005. A description of these plans is contained later in this report under "Closed Plans".

The Committee believes that the Kingfisher Incentive Plan provides the necessary balance between focusing directors on current year performance and providing a direct link to long-term value creation for shareholders through the matching shares component of the Plan.

Payments made under the rules of the Kingfisher Incentive Plan are non-pensionable.

Share options
The Company has share option schemes for executive directors and senior managers both in the UK and overseas. A UK savings-related share option scheme (ShareSave) is open to all eligible employees in the UK. An International ShareSave Plan operates in France, Belgium and Hong Kong along similar lines to the UK plan and plans are being formulated to extend participation further across the Group's international operations. In addition, a phantom share option scheme, which in all respects operates as other share option plans but is cash rather than share based, is used where the share option scheme is inappropriate.

Subject to satisfactory personal performance, executive share options are granted to executive directors and senior managers bi-annually as a percentage of the individual's base salary, ranging from 25% to 100% depending upon their seniority within the Group.

Normally, options can be exercised after they have been held for a minimum period of three years (four years for French options for tax and social security reasons). Options granted from 1996 onwards are subject to the achievement of a performance measure which requires that underlying earnings per share (eps), adjusted for growth in the Retail Price Index, grows by at least 6% over a three year period.

A shareholding requirement was introduced in 2001 whereby a grant of options will only be made if:

- at least 30% of any gain on an exercised Share Option (granted after 1 January 1998) is retained in shares; or
- an executive has not exercised an Option (granted after 1 January 1998); or
- if neither of these are satisfied, an executive has built up a personal stake in shares equal in value to the proposed grant.

Options are used to align the interests of senior managers with those of shareholders and to enable them to share in the success of the Group. The granting of options on a regular basis ensures any reward is spread over a number of years, is allied to the growth in share value over the long-term, and avoids fortuitous one-off gains. The shareholding requirement will encourage individuals to leave their options unexercised for longer periods or to hold shares directly.

For the first time the disclosure of executive directors' share option grants includes an estimate of the value of the option based upon the Black-Scholes methodology for conducting such a valuation. It should be noted, however, that options cannot be sold or assigned prior to their exercise.

In 2001, executive directors received only half their normal allocation of share options. This situation arose as the April 2001 grant was suspended in the context of the demerger of Woolworths Group plc and the sale of Superdrug Stores plc. The Committee had intended to replace these options by giving a full annual grant in September 2001. It remains the Committee's intention to replace these options at the earliest opportunity, consistent with the demands of good corporate governance.

The Kingfisher Executive Share Option Scheme (1993) is coming to the end of its 10 year approval period and will need to be replaced in 2003. The Committee intends to consult our principal shareholders and take account of the best practice in this area before bringing a new scheme to the 2003 Annual General Meeting for the approval of shareholders.

The Kingfisher ShareSave Scheme (1993) will require renewal in 2003.

Arrangements for the Chief Executive
A new contract for Sir Geoffrey Mulcahy is effective from 1 March 2002.

The main features of this contract are as follows:

a) A notice period of 12 months effective from 1 March 2002. This declines on a straight line basis to a notice period of 6 months effective from 1 September 2002. A liquidated damages provision is contained in the contract which provides for 12 months basic salary plus average bonus plus pension enhancement, declining to 6 months basic salary, plus average bonus plus pension enhancement, and remaining constant thereafter.

b) In the event of Sir Geoffrey Mulcahy's resignation or dismissal within 60 days of a change of control, then a liquidated damages provision exists which provides for 21 months salary; the equivalent of 21 months of his average bonus in the 3 financial years of the Company preceding his departure (both cash and shares). In addition, his pension arrangements will be augmented by increasing his pensionable service as if he had remained in service for a further 21 months.

c) Basic salary and other benefits remain unchanged (other than d) and e) below).

d) A new annual incentive plan designed to focus the Chief Executive on the achievement of challenging eps and share price growth targets on an annual basis. This plan rewards the Chief Executive in cash for eps growth and in shares for share price growth. Payments arising from the plan are non-pensionable.

i) Cash Bonus

The level of cash bonus payable is calculated as follows:

Growth of eps*	Level of bonus
Less than 10%	Nil
10%	25% of salary
20%	50% of salary

*adjusted diluted

The level of bonus between 10% and 20% eps growth is calculated on a straight line basis. If eps growth exceeds 20% then the bonus figure will increase by 2.5% for every complete 1% increase above 20% eps growth.

ii) Payment In Shares

The number of shares allocated to the Chief Executive per annum is calculated as follows:

Share price benchmarks for financial year ending 1 February 2003	Number of shares
Less than £4.00 per share	Nil
£4.00 per share	50,000
£5.00 per share	150,000

The shares awarded are pro-rated on a straight line basis if the share price is between £4.00 and £5.00 per share. If the share price exceeds £5.00 per share, then the number of shares to be issued will increase by 1,000 shares for each 1p above £5.00 per share. The share price used for calculating entitlement under the scheme is the average price of Kingfisher shares in the seven day period following the preliminary announcement of the Group's annual results.

Before the end of the financial year ending 1 February 2003, the Committee will put in place appropriate arrangements for the 2003/4 financial year.

The Chief Executive has no entitlement to participation in any other bonus plan, save for previously earned entitlements arising from his participation in the Value Enhancement Plan (see Closed Plans).

e) No further grant of executive share options (no grant of options was received in the 2002 financial year).

During the course of the year, Sir Geoffrey Mulcahy exercised 701,314 options. A gain of 71.75p per share (£503,192) would have been realised, had these shares been sold in their entirety at the time of exercise. 29,316 options granted to Sir Geoffrey Mulcahy in April 1991 lapsed.

Closed Plans

Value Enhancement Plan (VEP)

The VEP is a long-term incentive plan for executive directors. In 2001 this plan was replaced by the KIP. However, in the nature of longer-term plans there are performance cycles which continue to run and the last payments under the VEP will be made in 2005. The VEP is an incentive plan linked to total shareholder return relative to a peer group of companies. Each year, a three year performance cycle commenced from 1 February. For each three year plan period, the Company's total shareholder return (share price growth plus reinvested dividend) is calculated by taking Kingfisher's average return in the 12 month period prior to the start of the plan and comparing it to the average return in the 12 months prior to the end of the plan. This is compared against the total shareholder returns of a basket of comparable retailers selected by the Committee and currently comprises 15 UK and European retailers. The returns of the companies within the comparator group are calculated on the same basis as that of Kingfisher. Providing the Company performs in the top half of the peer group, the reward would range from 30% to a maximum of 70% of base salary. One third of the bonus award would be paid in cash with the remainder used to purchase shares which are released over a further two years.

Kingfisher was ranked 13th against its comparator group for 1999/2002 plan purposes, and therefore no payment will be made in respect of this plan cycle.

Incentive Growth Plan (IGP)

The IGP is a long-term incentive plan designed to reward senior managers at operating company level.

The IGP rewarded growth in value as measured by economic profit (operating profit less tax less interest charge) with payments deferred for three years then paid in three cash instalments over a further two years. Since this plan operates over a three year cycle, final payments will not be made until March 2005. The only potential payments to executive directors under the IGP will be to William Whiting and Helen Weir. These payments were allocated before their appointment to the Board.

Summary of Variable Reward Payments

The table below summarises the payments made in March 2002 and payments outstanding for executive directors.

Plan	Paid in March 2002	Payable in future
G. Mulcahy		
VEP 1997/00	**35,581 shares**	
VEP 1998/01	**39,392 shares**	Further 39,392 shares in March 2003
I. Cheshire		
KIP 2001/02	**£108,359**	£77,910 and shares worth £38,955 payable in March 2005
J-N. Labroue		
KIP 2000/01	**£0**	£114,894[2] plus 13,371 shares in March 2004
KIP 2001/02	**£75,563[1]**	
H. Weir		
IGP	**£187,500**	Further 162.5% of salary to be paid over 3 years to March 2005
KIP 2000/01	**£0**	£85,500 plus 9,650 shares in March 2004
KIP 2001/02	**£75,000**	
W. Whiting		
IGP	**£273,900**	Further 175% of salary to be paid over 3 years to March 2005
KIP 2000/01	**£0**	£117,000 plus 13,205 shares in March 2004
KIP 2001/02	**£55,275**	£99,000 and shares worth £49,500 payable in March 2005

[1]Converted to sterling at an exchange rate of €1.614 to £1.
[2]Converted to sterling at an exchange rate of €1.642 to £1.

Pensions

UK executive directors who joined the Company before 1994 are members of funded pension arrangements providing a pension on retirement at age 60 of up to two-thirds of base salary only (except for the Chief Executive, where the pension is based on 107% of base salary), subject to a minimum of 20 years service with the Group. In the event of death during employment, dependants receive a pension and a lump sum.

Ian Cheshire and Helen Weir joined the Company after 1994 and are members of the main funded arrangements available to all UK employees which provides a pension on retirement at age 60 of 1/60th of base salary (limited by Earnings Cap) for each year of service together with life assurance and dependants' benefits payable on the member's death. A salary supplement is paid in addition on salary in excess of the Earnings Cap (10% for Ian Cheshire and 6% for Helen Weir) which depends upon age at joining. There are no Company arrangements for Anthony Percival.

The table below shows the accrued pension should the director leave employment, the increase in the accrued pension during the year, excluding "inflation", and the value of the increase in accrued pension assessed on the transfer value basis under the Kingfisher Pension Scheme.

			Increase in accrued pension	Accrued pension		Pension cost	
As at 2 February 2002	Age	Years of service	£'000 per annum	**2002 £'000 per annum**	2001 £'000 per annum	**2002 £'000**	2001 £'000
Sir Geoffrey Mulcahy	59	19	20	**701**	660	**308**	1,856
Ian Cheshire	42	3	2	**6**	4	**9**	5
Philip Rowley[1]	49	n/a	–	**4**	4	**4**	15
Helen Weir	39	6	2	**10**	8	**7**	8
William Whiting	54	19	11	**163**	147	**146**	370

[1]Philip Rowley left the Board on 31 March 2001.

Selected senior executives in France, including Jean-Noël Labroue and Jean-Hugues Loyez, are members of defined benefit arrangements providing a target pension upon retirement of between 53% and 60% of remuneration (less existing compulsory and statutory provision). The costs of the benefits will be funded over the period to retirement but on termination of employment before retirement the benefit normally lapses. As there is no accrued benefit until retirement, no details are shown.

Service contracts

UK executive directors (with the exception of the Chief Executive), have service contracts which are terminable by the Company with between 18 and 24 months' notice. In the event of early termination, provision is made for payment of between 14 and 18 months' liquidated damages if the director has not reached the age of 50, or between 16 and 21 months' liquidated damages if the director is aged 50 or over. A similar liquidated damages payment would be made if the director left within three months of a change of control of the Company.

The notice period in the service contract for Jean-Noël Labroue is six months from the Company, but includes termination provisions in accordance with French law which could require payment of up to 12 months' remuneration if all provisions have been met.

Jean-Hugues Loyez is entitled under French law to three months' notice from the Company and payment of up to 12 months' remuneration.

The Committee recognises that three executive directors have service contracts which are terminable by the Group with notice periods of between 18 and 24 months. As such, this does not comply with one of the provisions of the Combined Code. The Committee believes that it is not in the best interests of the business to renegotiate employment contracts freely entered into in the recent past. It is however the Committee's intention to ensure that executive directors appointed to the Board in future do not have notice periods exceeding 12 months unless there is a clear and unambiguous case for an arrangement above this level.

Non-executive directors

Non-executive directors' remuneration consists of an annual fee for their services as members of the Board.

Non-executive directors do not have service contracts, but instead have letters of engagement. The Chairman's letter of engagement allows for six months' notice up to the age of 65 when the appointment ends without the need for notice. The other non-executive directors' letters of engagement are for a three year period, which the Company may terminate at any time without compensation. Since 1 February 1999, Michael Hepher's services to the Board have been provided by Maple Leaf Global Limited under a consultancy agreement. This agreement may be terminated at any time without notice or compensation.

At his request, Francis Mackay has his net salary paid direct quarterly to a broker who purchases Kingfisher shares on his behalf.

Non-executive directors' remuneration is determined by the Board.

Directors' remuneration for the financial year

	Base salary	Total benefits	Annual bonus	Total remuneration		Long-term incentive plan		Termination pay
£'000		(note 1)		**2002**	2001	**2002**	2001	**2002**
Executive								
Sir Geoffrey Mulcahy	983	68	–	**1,051**	1,014	**292**	441	**–**
Ian Cheshire	258	40	108	**406**	285	**–**	–	**–**
Philippe Francès[2]	–	–	–	**–**	291	**–**	–	**–**
Roger Holmes[3]	–	–	–	**–**	427	**–**	–	**–**
Jean-Noël Labroue[4,5,6]	293	3	76	**372**	151	**–**	–	**–**
Jean-Hugues Loyez[4,7]	196	2	264	**462**	358	**–**	–	**–**
Anthony Percival	68	20	–	**88**	124	**–**	–	**–**
Philip Rowley[8]	59	12	–	**71**	426	**54**	54	**481**
Helen Weir[6]	275	122	75	**472**	138	**188**	63	**–**
William Whiting[6]	315	13	55	**383**	138	**274**	174	**–**
Total	2,447	280	578	**3,305**	3,352	**808**	732	**481**
Non-executive								
Francis Mackay[9,10]	48			**48**	–			**–**
John Nelson[9]	2			**2**	–			**–**
Sir John Banham[8,11]	171			**171**	200			**84**
John Bullock[12]	35			**35**	35			**–**
Peter Hardy	32			**32**	32			**–**
Michael Hepher	32			**32**	32			**–**
The Lady Howe[13]	–			**–**	19			**–**
Margaret Salmon	32			**32**	32			**–**
Bernard Thiolon[12]	35			**35**	35			**–**
Total	387			**387**	385			**84**

[1] Benefits incorporate all taxable benefits arising from employment which relate mainly to the provision of a company car and salary supplements where pensionable salary is limited by the Earnings Cap, but also include the cost of medical insurance and for the Chief Executive personal tax and legal advice and for the Finance Director relocation allowances.

[2] Philippe Francès resigned on 31 October 2000.

[3] Roger Holmes resigned on 31 October 2000.

[4] Converted to sterling at an exchange rate of €1.614 to £1 (2001: €1.639 to £1).

[5] The salary for Jean-Noël Labroue includes a travel allowance.

[6] The bonuses paid to Jean-Noël Labroue and Helen Weir, and a proportion of the bonus paid to William Whiting, were paid at the discretion of the Committee, and as such were not eligible for deferral under the KIP.

[7] The annual bonus for Jean-Hugues Loyez includes all his profit sharing arrangements in respect of Castorama Dubois Investissements S.C.A. In addition it includes £94,454 which relates to a discretionary bonus for the 2001 financial year finalised and paid during the 2002 financial year. (Converted to sterling at an exchange rate of €1.614 to £1).

[8] The 2002 remuneration covers the period to resignation from the Board, being 7 December 2001 for Sir John Banham and 31 March 2001 for Philip Rowley.

[9] The 2002 remuneration covers the period since appointment, being 2 November 2001 for Francis Mackay, and 11 January 2002 for John Nelson.

[10] The Company also pays £25,000 per annum for office accommodation and services provided by Francis Mackay.

[11] The Company also paid £31,250 for office accommodation and services provided by Sir John Banham through Westcountry Management.

[12] The remuneration for John Bullock and Bernard Thiolon include the fees payable for their membership of the Conseil de Surveillance of Castorama Dubois Investissements S.C.A.

[13] The Lady Howe resigned on 31 May 2000.

Directors' share interests

Executive share options	Number of options: At start of year	Granted during the year	Exercised during the year	Lapsed	At end of year	Option price (pence)	Date from which exercisable	Lapse date	Black-Scholes value (£000) Feb 2001	Black-Scholes value (£000) Feb 2002
Sir Geoffrey Mulcahy	29,316	–	–	29,316	–	220.0	23/04/94	23/04/01	76	–
	701,314	–	701,314[1]	–	–	263.3	24/10/94	24/10/01	1,548	–
	444,748	–	–	–	444,748	229.3	15/10/95	15/10/02	1,137	708
	40,030	–	–	–	40,030	280.0	26/04/96	26/04/03	89	46
	252,292	–	–	–	252,292	288.5	29/04/97	29/04/04	567	283
	22,164	–	–	–	22,164	405.0	23/10/00	23/10/07	44	16
	287,534	–	–	–	287,534	549.5	27/04/02	27/04/08	482	105
	297,339	–	–	–	297,339	639.0	28/09/02	28/09/09	479	90
	2,074,737	**–**	**701,314**	**29,316**	**1,344,107**				**4,422**	**1,248**
Ian Cheshire[3]	34,351	–	–	–	34,351	524.0	26/10/02	26/10/08	61	15
	23,047	–	–	–	23,047	781.0	01/04/02	01/04/09	31	3
	56,142	–	–	–	56,142	521.0	17/04/03	17/04/10	104	29
	52,854	–	–	–	52,854	473.0	25/09/03	25/09/10	103	34
	–	95,323	–	–	95,323	278.0	26/09/04	26/09/11	–	122
	166,394	**95,323**	**–**	**–**	**261,717**				**299**	**203**
Jean-Noël Labroue[3]	71,302	–	–	–	71,302	238.0	15/11/99	15/11/04	183	109
	138,082	–	–	–	138,082	250.0	30/10/00	30/10/05	348	199
	104,420	–	–	–	104,420	320.0	25/10/01	25/10/06	234	108
	82,504	–	–	–	82,504	405.0	23/10/02	23/10/07	165	59
	23,677	–	–	–	23,677	524.0	26/10/03	26/10/08	42	10
	46,223	–	–	–	46,223	639.0	28/09/04	28/09/09	75	14
	59,447	–	–	–	59,447	521.0	17/04/05	17/04/10	110	31
	35,980	–	–	–	35,980	473.0	25/09/04	25/09/10	70	23
	–	110,265	–	–	110,265	278.0	26/09/05	26/09/11	–	141
	561,635	**110,265**	**–**	**–**	**671,900**				**1,227**	**694**
Philip Rowley[2]	118,320	–	–	–	118,320	524.0	01/04/01	26/04/02	83	–
	77,066	–	–	–	77,066	804.5	01/04/01	26/11/02	23	–
	130,518	–	–	–	130,518	521.0	01/04/01	17/10/03	148	9
	74,418	–	–	–	74,418	473.0	01/04/01	25/03/04	103	15
	400,322	**–**	**–**	**–**	**400,322**				**357**	**24**
Helen Weir[3]	24,784	–	–	–	24,784	291.5	01/05/99	01/05/06	58	29
	23,546	–	–	–	23,546	328.5	16/04/00	16/04/07	52	24
	7,160	–	–	–	7,160	405.0	23/10/00	23/10/07	14	5
	18,562	–	–	–	18,562	549.5	27/04/02	27/04/08	31	7
	13,985	–	–	–	13,985	781.0	01/04/02	01/04/09	19	2
	42,826	–	–	–	42,826	521.0	17/04/03	17/04/10	79	22
	52,854	–	–	–	52,854	473.0	25/09/03	25/09/10	103	34
	–	107,913	–	–	107,913	278.0	26/09/04	26/09/11	–	138
	183,717	**107,913**	**–**	**–**	**291,630**				**356**	**261**
William Whiting[3]	54,184	–	–	–	54,184	328.5	16/04/00	16/04/07	121	55
	29,390	–	–	–	29,390	549.5	27/04/02	27/04/08	49	11
	22,855	–	–	–	22,855	781.0	01/04/02	01/04/09	31	3
	79,462	–	–	–	79,462	521.0	17/04/03	17/04/10	147	42
	32,980	–	–	–	32,980	473.0	25/09/03	25/09/10	65	21
	–	118,705	–	–	118,705	278.0	26/09/04	26/09/11	–	152
	218,871	**118,705**	**–**	**–**	**337,576**				**413**	**284**

[1]Exercised on 23 October 2001 when the market price was 335.0p.

[2]Options became exercisable upon Philip Rowley leaving the Company on 31 March 2001.

[3]On 9 April 2002, the executive directors were granted options under the Company's Executive Share Option Scheme at 384.15 pence per share as follows: Ian Cheshire (68,983 options), Jean-Noël Labroue (77,542 options), Helen Weir (78,094 options) and William Whiting (85,903 options). These options would normally be exercisable from 9 April 2005 (April 2006 in the case of Jean-Noël Labroue) and lapse on 8 April 2012.

Directors' share interests continued

Although not a participant under the share option arrangement, Anthony Percival has a long-term bonus arrangement based on the increase in the Kingfisher share price.

	Number of options									
	At start of year	Granted during the year	Exercised during the year	Lapsed	At end of year	Option price (pence)	Date from which exercisable	Lapse date	Black-Scholes value (£000) Feb 2001	Black-Scholes value (£000) Feb 2002
Anthony Percival	205,830	–	–	–	205,830	291.5	31/05/98	30/04/03	416	201

Under the Rules of the Kingfisher Share Option Schemes, the options held by the directors cannot be sold or assigned prior to their exercise. The Black-Scholes values shown above are calculated using a mathematical approach which estimates a theoretical value at which the options might be traded on the stock market, assuming a ready supply of willing buyers and sellers.

The Black-Scholes methodology takes into account, amongst other things:
– the dividend yield on the shares
– the shares' volatility (a measure of the extent to which the share price tends to vary)
– the period for which the option is exercisable
– the option exercise price
– the market value of the shares
– projected total return on the shares

The value is derived by looking at the statistical likelihood of various possible share price outcomes at the end of the option term and discounting the value back to the valuation date.

No account is taken of the fact that options might lapse if the option-holder leaves.

The Black-Scholes figures were supplied by New Bridge Street Consultants.

	Number of options							
ShareSave	At start of year	Granted during year	Exercised during year	Lapsed during year	At end of year	Option price (pence)	Date from which exercisable	Expiry date/date of exercise
Sir Geoffrey Mulcahy	**3,390**	**–**	**–**	**–**	**3,390**	264.5	01/08/02	31/01/03
Ian Cheshire	**2,654**	**–**	**–**	**2,654**	**–**	365.0	01/12/03	31/10/01
Jean-Noël Labroue	3,875	–	–	3,875	–	387.0	01/12/05	13/12/01
	–	3,852	–	–	3,852	311.5	01/12/05	31/05/06
	3,875	**3,852**	**–**	**3,875**	**3,852**			
Philip Rowley[1]	**2,393**	**–**	**–**	**2,393**	**–**	705.0	01/04/01	06/06/01
Helen Weir	2,226	–	–	2,226	–	438.0	01/08/01	31/01/02
	–	4,194	–	–	4,194	226.5	01/12/04	31/05/05
	2,226	**4,194**	**–**	**2,226**	**4,194**			
William Whiting	1,476	–	1,476[2]	–	–	233.5	01/08/01	07/08/01
	549	–	–	–	549	705.0	01/08/02	31/01/03
	1,061	–	–	–	1,061	365.0	01/12/03	31/05/04
	–	838	–	–	838	226.5	01/12/04	31/05/05
	3,086	**838**	**1,476**	**–**	**2,448**			

[1]Options became exercisable upon Philip Rowley leaving the Company on 31 March 2001.
[2]Exercised on 7 August 2001 when the market price was 376.5p.

The market price of the shares on 1 February 2002 was 388.0p and the range during the year was 275.0p to 494.0p.

Directors' share interests continued

Directors' interests in shares

The directors who held office at 2 February 2002 had the following interests in the shares of the Company:

	Ordinary shares 2002[1]	Ordinary shares 2001
Francis Mackay[2]	6,702	–
John Nelson[3]	–	–
Sir Geoffrey Mulcahy	580,004	399,646
John Bullock	11,003	11,635
Ian Cheshire	1,846	–
Peter Hardy	56,741	60,000
Michael Hepher	914	1,006
Jean-Noël Labroue	672,727	740,000
Jean-Hugues Loyez	–	–
Anthony Percival	10,236	11,260
Margaret Salmon	2,181	2,400
Bernard Thiolon	14,550	16,072
Helen Weir	–	–
William Whiting	4,740	3,738

[1]The 2002 shareholding figures have been affected by the consolidation of the Company's share capital, which was conducted on a 10 for 11 basis.
[2]Appointed on 2 November 2001.
[3]Appointed on 11 January 2002.

On 20 March 2002, Sir Geoffrey Mulcahy received 74,973 shares that had vested in accordance with the Company's Value Enhancement Plan. (Other movements in Sir Geoffrey's shareholding are disclosed in the earlier share option tables.)

On 2 February 2002, Jean-Hugues Loyez held a beneficial interest in 885,128 shares in the capital of Castorama Dubois Investissements S.C.A., (CDI). As a Commandité, he also held 52,420 special shares which, under the Articles of CDI, entitle him to 629,040 shares on transformation of CDI to a Société Anonyme. On 21 July 2001, CDI redenominated its share capital resulting in a 4 for 1 share split.

By virtue of being potential beneficiaries of the Kingfisher Employee Benefit Trust, all the executive directors were technically interested in 26,570,426 shares at the year end. On 26 April 2002, the number of shares in which the directors were technically interested under this trust was 30,380,358.

Annual general meeting

The annual general meeting will be held at The Millennium Hotel, Grosvenor Square, Mayfair, London W1K 2HP on Wednesday 12 June 2002 at 11.00 am. The notice of the annual general meeting and explanatory notes on each of the resolutions are set out in a separate circular that has been sent to all shareholders with the Annual Report and Accounts.

Employee involvement

The Board continues to place emphasis on high standards of customer care and service by each operating company. The commitment of every employee to this business requirement is considered to be critical. Accordingly, operating companies have continued to develop their arrangements for employee information, consultation, communication and involvement, including attitude surveys, briefing groups, internal magazines and newsletters on matters relating to the business performance and objectives, community involvement and other issues.

Training and links with the educational sector reinforce our commitment to employee involvement and development. Employees are represented on the trustee board of the Group's pension arrangements.

The Group has a long-established Employee Savings-Related Share Option Scheme in which all of the Group's UK employees are entitled to participate on an annual basis, regardless of number of hours worked, provided they meet certain service conditions. In addition, an International Savings-Related Share Option Scheme operates along similar lines to that offered in the UK, but taking account, where necessary, of different tax and legal requirements.

Equal opportunities

The Group is committed to the principle of equal opportunity in employment and to ensuring that no applicant or employee receives less favourable treatment on the grounds of gender, marital status, race, colour, nationality, ethnic or national origin, religion, HIV status, disability, sexuality, or unrelated criminal convictions and without arbitrary restrictions in respect of age, or is disadvantaged by conditions or requirements which cannot be shown to be justified.

The Group applies employment policies which are fair and equitable and which ensure entry into, and progression within, the Group is determined solely by application of job criteria and personal ability and competency.

The Company is a founder member of the Business in the Community Opportunity Now campaign designed to increase the opportunities available for women in the workplace. Progress has been made in a number of areas, such as training, parental leave provisions and the employment of mature workers. The Group will continue to build upon and introduce initiatives in this area.

The Group gives full and fair consideration to the possibility of employing disabled persons wherever suitable opportunities exist. Employees who become disabled are given every opportunity and assistance to continue in their employment or to be trained for other suitable positions.

Community affairs and environmental issues

The Company and its subsidiaries contribute to a number of community projects, either in cash, in kind or by donation of human resources.

The value of this year's contributions is estimated at £1.3m (2001: £2.0m). This includes payments specifically for charitable purposes of £0.6m (2001: £1.0m). Additionally, a wide range of charitable fund-raising activities were undertaken by employees.

The Group continues to identify the key environmental impacts of the operational element of the businesses and its products. Progress has been made to reduce that impact and the Group is committed to making further improvements. Further details are given in the Summary Annual Review 2002.

Supplier payment policy

The Company does not impose standard payment terms on its suppliers but agrees specific terms with each of them. It is the Company's policy to pay its suppliers in accordance with the terms which have been agreed. The Company is a holding company and therefore has no trade creditors.

Political contributions

This year the Company has made no political contributions (2001: £nil).

Major shareholders

As at 26 April 2002, the Company has been notified of the following interests in 3% or more of the Company's shares:

	Number of ordinary shares	%
Allianz AG	43,472,941	3.36
Barclays Bank plc	41,152,927	3.19
Capital Group Companies, Inc. and subsidiaries	39,304,459	3.04
CGNU plc and certain of its subsidiaries	56,438,143	4.37
Legal & General Investment Management	39,137,436	3.03
Morgan Stanley Securities Ltd	38,839,063	3.01
Prudential Corporation	49,517,853	3.83

Auditors

PricewaterhouseCoopers have indicated their willingness to accept reappointment as auditors of the Company for a further term and a resolution proposing their reappointment will be put to the shareholders at the annual general meeting.

By Order of the Board
Helen Jones *Secretary*
19 March 2002
10 May 2002

FINANCIAL REVIEW

Shareholder return and dividends

Adjusted earnings per share for continuing operations before exceptional items and acquisition goodwill amortisation fell marginally from 21.8p to 21.2p per share.

For continuing operations, adjusted earnings per share is calculated before exceptional items and goodwill amortisation, excluding the minority interests therein as follows:

	2002	As restated† 2001
Basic earnings per share	14.4p	19.8p
Exceptional items	5.7p	0.8p
Goodwill amortisation	1.1p	1.2p
Adjusted earnings per share	21.2p	21.8p

The revaluation surplus of £27.9 million on the Group's property portfolio was equivalent to an increase in shareholder value of 2.2p per share.

For the total Group, including discontinued operations, the adjusted earnings per share is made up as follows:

	2002	As restated† 2001
Basic (loss)/earnings per share	(19.8)p	32.9p
Exceptional items	37.4p	(8.0)p
Goodwill amortisation	1.4p	1.4p
Liberty Surf losses	–	3.4p
Adjusted earnings per share	19.0p	29.7p

†As restated for the implementation of FRS 19 "Deferred Tax".

The reduction in basic earnings per share for the total Group arises primarily as a result of the exceptional items in the current year.

The reduction in adjusted earnings per share for the total Group arises primarily as a result of the £124.7 million reduction in adjusted profits after tax relating to discontinued operations. The adjustments are to exclude exceptional items and goodwill amortisation in both years and Liberty Surf operating losses in 2001 only.

The Board has proposed a final dividend of 7.655p per share making the total dividend for the year of 12.0p per share. This dividend is covered 1.8 times by adjusted earnings before exceptional items and goodwill amortisation from continuing operations.

Cashflow and investment in the businesses

Net debt has been reduced from £1,873.8 million at the start of the year to £1,044.2 million at the year end. An amount of £428.1 million was received from the sale of subsidiaries (Superdrug and Time Retail Finance) and debt of £191.8 million was transferred to the Woolworths Group on demerger. A total of £632.4 million was received from the sale of tangible fixed assets and a further £101.7 million received from the disposal of investments in joint ventures and associates.

Cash generation across the Group was healthy with a total of £825.3 million of net cash being generated from operating activities compared to £563.2 million in the previous year. Capital expenditure for the total Group was £732.3 million, down from £857.2 million in 2001, as the Group continues to expand and improve its store portfolio and supporting infrastructure. Of this, £599.5 million of net investment was attributable to continuing operations:

£ millions	Continuing operations	Discontinued operations	Total Group
Gross capital expenditure	685.7	46.6	732.3
Disposals	(86.2)	(546.2)	(632.4)
Net capital expenditure	599.5	(499.6)	99.9

Treasury risk management

The main financial risks faced by the Group and managed by its Treasury function are funding risk, interest rate risk, currency risk and credit risk. The Board regularly reviews these risks and approves written Treasury policies covering the use of financial instruments to manage these risks.

Funding risk

Treasury ensures that the Group has sufficient secure resources to meet its business objectives and manages the Group's exposure to liquidity risk by promoting a diversity of funding sources and debt maturities.

Funding raised under the €2,500 million Euro Medium Term Note (EMTN) Programme totalled £686.9 million at the balance sheet date. There was no Euro Commercial Paper outstanding under the €750 million Euro Commercial Paper (ECP) Programme at the balance sheet date.

The securitisation programme established in 1996 to finance part of the receivables of Time Retail Finance (TRF) was unwound immediately prior to the disposal of TRF. The average funding raised under this programme during the year was £179.3 million.

The Group maintains a portfolio of committed and uncommitted bank facilities. Committed facilities of £540.0 million mature in February 2007, £180.0 million during 2004, with £347.7 million maturing prior to January 2003. The facilities due to mature during 2007 are general purpose corporate facilities, whereas those due to mature in earlier years support the general liquidity and funding requirements of the Group.

The Group's objective for debt maturities is to ensure that the amount of funding maturing in any year is not beyond the Group's means to repay or refinance.

Interest

In a lower interest rate environment, and following the restructuring of the Group during the course of the year, the net interest charge decreased to £68.4 million from £76.6 million in 2001.

The Group's borrowings and investments remained mainly at floating rates of interest during the year.

Interest rate and currency risk management

Interest rate and foreign currency policies provide a degree of flexibility, whilst ensuring that the overall level of risk is maintained within agreed limits. Treasury activity relates solely to the underlying cash flows and asset and liability positions of the Group.

The interest rate exposure of the Group arising from its borrowing and deposits is managed by the use of fixed and floating rate debt and investments, interest rate swaps, cross currency interest rate swaps, interest rate options and interest rate futures. Against the backdrop of market conditions which prevailed during the year, the majority of the Group's borrowings and investments have remained at floating rates of interest.

The Group's foreign exchange exposure policy requires subsidiaries to hedge committed transactional currency exposures against their functional currency. Exposures are concentrated through the use of market related transactions between subsidiaries and Halcyon Finance Limited, a Treasury company.

Group Treasury manages the activity of Halcyon Finance Limited, whose Board includes the Group Finance Director and Company Secretary.

The Group's policy is to ensure that when a Group company enters into a commercial contract the Group is protected against the potential impact of adverse currency movements. Halcyon Finance Limited fulfils this policy objective by entering into currency instruments, generally comprising forward contracts and currency options, to hedge the Group's net exposures.

The Group's accounting policy is to translate the profits of overseas companies using weighted average exchange rates. Net assets denominated in foreign currencies and held at the year end are translated into sterling at year end exchange rates. It is the Group's policy not to hedge exposures arising from translation. The Group aims to fund overseas operations with borrowings denominated in their functional currency, and to hedge the impact of exchange rate movements on the Group's projected net cash flows.

Use and fair value of financial instruments

In the normal course of business the Group uses financial instruments including derivative financial instruments which are held off balance sheet.

The main types of financial instruments used are medium term notes, commercial paper, bankers acceptances, loans and deposits, interest rate swaps, interest rate options, interest rate futures, cross currency interest rate swaps, spot and forward currency contracts, and currency options.

The fair value is defined as the amount for which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidation sale. Listed instruments are shown at their market price, and the fair value of other financial instruments is calculated by discounting their future cash flows at market rates. Short-term financial instruments are assumed to have a fair value equal to their book value.

Credit risk

The Group controls credit risk by setting counterparty credit limits by reference to published rating agency credit ratings. Treasury Policy recognises that an exposure to a counterparty arises in relation to both derivative and non-derivative financial instruments. Interest rate futures are with organised exchanges.

Exceptional items

Exceptional items charged/credited to the profit and loss account include the following:

- demerger costs of £41.0 million. Of this, £13.8 million of internal costs directly attributable to the demerger have been charged against operating profit and £27.2 million in respect of external costs, principally professional advisors and commitment fees, have been charged as non-operating;
- impairment of the remaining goodwill in respect of the ProMarkt business of £93.7 million;
- loss on sale of the Superdrug business of £342.5 million (including a non-cash adjustment of £287.5 million in respect of goodwill previously written off to reserves);
- profit on the sale of Time Retail Finance of £57.7 million (after deducting a non-cash adjustment of £15.9 million in respect of goodwill previously written off to reserves);
- net losses on the disposal of fixed assets amounting to £54.1 million. The loss on disposal of fixed assets includes losses on the disposal of Virtueller Bau-Markt (£4.8 million) and Recommend Limited (£3.0 million) and the write-off of the carrying value of the investment in Dekor (£23.2 million), all charged to continuing operations. It also includes the loss on the disposal of Think Natural (£4.5 million) and shares in Tiscali (£13.0 million), both charged to discontinued operations. Losses on the disposal of property of £5.6 million are also included.

Taxation

For continuing operations, the effective overall tax rate on profit before tax has increased to 35.7% from 31.3% in 2001 principally as a result of the exceptional items charged in the current year. The effective rate on profit before exceptional items and acquisition goodwill amortisation is 30.5% compared to 29.7% in 2001.

Investments, acquisitions and disposals

On 28 December 2001, the Group acquired an effective 12.5% share in Hornbach Holding A.G., a German Home Improvement retail business for a consideration of £72.9 million giving rise to goodwill of £13.2 million.

During the year, the Group made a number of acquisitions which included the following:

- the acquisition of 10 BUT stores previously operated by franchisees;
- the buyout of the minority interest in NOMI S.A.;
- the acquisition of Yagma A.G., a German electrical e-commerce business.

The total consideration for these and other acquisitions amounted to £18.0 million giving rise to goodwill of £8.2 million.

During the year, the Group reorganised its consumer credit operations in France, combining the Castorama subsidiary, Castofi, with Darty's joint venture, Menafinance. As a result of the reorganisation, Menafinance (renamed Crealfi) became a subsidiary of the Group. At 2 February 2002, Crealfi's assets principally comprised customer receivables of £175.6 million and debt financing of £165.8 million.

On 20 July 2001, the Group disposed of the Superdrug business. Consideration received was £252.0 million and an exceptional loss on the disposal of the business of £342.5 million (including an amount of £287.5 million previously written off to reserves in respect of goodwill) has been included in the profit and loss account.

On 31 January 2002, the Group disposed of the Time Retail Finance business. Consideration received was £176.1 million and an exceptional profit on the disposal of the business of £57.7 million (after deducting an amount of £15.9 million previously written off to reserves in respect of goodwill) has been credited to the profit and loss account.

During the year, the Group completed the disposal of its interest in Liberty Surf. Consideration received for this investment was initially a combination of cash and shares in Tiscali SpA, which have subsequently been disposed. Total consideration from these disposals was £97.2 million giving rise to a loss on disposal of £13.0 million.

Share consolidation

At an extraordinary general meeting held on 24 August 2001, the shareholders of Kingfisher plc approved the consolidation of ordinary shares of 12.5p into ordinary shares of 13.75p on a 10 for 11 basis. The weighted average number of shares for the purpose of calculating earnings per share has been adjusted to reflect the share consolidation and prior year figures have been restated accordingly.

Accounting changes

Financial Reporting Standard 17 – "Retirement Benefits" was issued in November 2000 by the Accounting Standards Board to replace SSAP 24 "Accounting for pension costs" and is fully effective for accounting periods ending on or after 22 June 2003. In accordance with the transitional arrangements certain additional disclosures are included in the notes to the accounts.

Financial Reporting Standard 18 – "Accounting Policies" has been adopted for these financial statements. The Directors have reviewed the accounting policies used by the Group and have confirmed that they are the most appropriate to the particular circumstances of Kingfisher plc. There is no change to previously reported numbers as a result of the adoption of this Standard.

Financial Reporting Standard 19 – "Deferred Tax" has been adopted for the first time in these financial statements. As required by the Standard, deferred taxation has been calculated using the full provision approach rather than the partial provision approach previously employed. This change has been accounted for as a prior period adjustment and previously reported figures have been restated accordingly. If the previous policy had been adopted in the current year, the impact would have been to increase profit after tax by £5.7 million. The impact of adopting the new policy on the year ended 3 February 2001 has been to reduce profit after tax by £6.5 million. The cumulative effect of this prior year adjustment is an increase in the provision for deferred taxation of £54.0 million, of which £7.6 million has been charged to equity minority interests, giving rise to a decrease in reserves of £46.4 million.

Pensions

The introduction of FRS 17 "Retirement Benefits" during the year has raised the profile of debate on pension issues when at the same time it has been a difficult year for investment returns.

The Group's UK defined benefit pension scheme represents the vast majority of the defined benefit arrangements within the Group. In the Group's overseas companies, any defined benefit arrangements are generally funded by way of annual premiums into group pension arrangements managed by insurance companies.

Actuarial Valuation and MFR

The actuary of the Group's UK defined benefit pension scheme carried out a formal valuation of the scheme as at 31 March 2001. Further details of this are contained in the notes to the accounts. This valuation confirmed that, using certain assumptions about the future, the assets of the scheme were more than sufficient to cover 100% of the scheme's liabilities. The actuary also assessed the Minimum Funding Requirement (MFR) level at the valuation date to have been 114%.

We estimate that the fall in investment values over the course of last year will have reduced the MFR funding level from the 114%, calculated by the actuary at 31 March 2001, to approximately 110% at the end of the year.

Impact of FRS 17

In the accounts this year, the Group is required to disclose certain information regarding the FRS 17 valuation of the pension scheme net assets or liabilities and these are included in the notes to the accounts as required.

The changes to the Group during the year, with the sale of Superdrug and the demerger of the Woolworths Group, will have a material impact on the shape of the Group's pension arrangements for the year ahead. To allow these companies to put in place new pension scheme arrangements for their current employees, these companies have remained members of the Group scheme throughout the year and formally separated on 1 April 2002. As a result, the Group's disclosures under FRS 17 in the accounts as at 2 February 2002 are for the scheme as a whole including those elements relating to the separated General Merchandise businesses that transferred out on 1 April 2002.

At the start of the year, the FRS 17 valuation amounted to a net pension surplus of £25 million (after deducting potential deferred tax at 30%). Primarily as a result of the adverse return on assets experienced during the year, the FRS 17 valuation at the end of the year was a net pension deficit of £112 million, after the benefit of potential deferred tax at 30% amounting to £48 million. The expected transfer of Woolworths Group and Superdrug members will reduce this net liability by up to one third.

All of the change in the net FRS 17 position for the scheme over the year is attributable to the actuarial loss that would have been recognised through the Statement of Total Recognised Gains and Losses, if FRS 17 had been fully implemented.

The FRS 17 net pension liability has no impact on pension funding and as a consequence has no impact on the Group's current or future cash flow or reported earnings.

Had the Group charged pension costs to the profit and loss account under the FRS 17 basis, the charge would have been just under £48 million (c.12% of pensionable salary costs for the total scheme) compared with the contributions paid and SSAP 24 charge of just under £49 million. Next year's profit and loss charge will also be calculated on a SSAP 24 basis. The effect of FRS 17 on the profit and loss account which will be disclosed next year, will be slightly greater than for this year because of the fall in bond yields from 5.9% to 5.7% between the last two balance sheet dates.

Going concern

The directors confirm that, after making enquiries, they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the forseeable future. For this reason they continue to adopt the going concern basis in preparing these accounts.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the financial year ended 2 February 2002

£ millions	Notes	2002 Total	2002 Discontinued Operations	2002 Continuing Operations	As restated† 2001 Total	2001 Discontinued Operations	2001 Continuing Operations
Turnover including share of joint ventures		**11,351.7**	1,532.3	9,819.4	**12,219.9**	3,375.6	8,844.3
Less: share of joint ventures		**(113.6)**	(3.7)	(109.9)	**(85.7)**	(6.8)	(78.9)
Group turnover	5	**11,238.1**	1,528.6	9,709.5	**12,134.2**	3,368.8	8,765.4
Group operating profit/(loss)	2	**448.8**	(26.0)	474.8	**704.5**	160.3	544.2
Share of operating profit/(loss) in:							
Joint ventures		**9.4**	–	9.4	**5.7**	–	5.7
Associates		**4.3**	–	4.3	**(39.9)**	(42.0)	2.1
Total operating profit/(loss) including share of joint ventures and associates		**462.5**	(26.0)	488.5	**670.3**	118.3	552.0
Analysed as:							
Home Improvement		**430.7**	–	430.7	**398.5**	–	398.5
Electrical and Furniture		**183.7**	–	183.7	**184.0**	–	184.0
General Merchandise		**(29.6)**	(29.6)	–	**140.7**	140.7	–
Property		**74.3**	29.0	45.3	**85.9**	42.2	43.7
e-commerce and other new channels		**(30.8)**	(12.0)	(18.8)	**(81.9)**	(61.3)	(20.6)
Other operating costs		**(39.6)**	–	(39.6)	**(44.8)**	–	(44.8)
Exceptional items – operating	3	**(107.5)**	(9.6)	(97.9)	**5.8**	–	5.8
Acquisition goodwill amortisation		**(18.7)**	(3.8)	(14.9)	**(17.9)**	(3.3)	(14.6)
Total operating profit/(loss) including share of joint ventures and associates		**462.5**	(26.0)	488.5	**670.3**	118.3	552.0
Exceptional items – non-operating	4						
Demerger costs		**(27.2)**	(27.2)	–	**(8.8)**	(8.8)	–
(Loss)/profit on the sale of operations		**(284.8)**	(342.5)	57.7	**(14.7)**	(1.4)	(13.3)
(Loss)/profit on the disposal of fixed assets		**(54.1)**	(19.4)	(34.7)	**0.2**	–	0.2
Gain on deemed disposal of Liberty Surf Group S.A.		**–**	–	–	**120.8**	120.8	–
Profit/(loss) on ordinary activities before interest	5	**96.4**	(415.1)	511.5	**767.8**	228.9	538.9
Net interest payable	6	**(68.4)**	(27.2)	(41.2)	**(76.6)**	(47.6)	(29.0)
Profit/(loss) on ordinary activities before taxation	7	**28.0**	(442.3)	470.3	**691.2**	181.3	509.9
Tax on profit/(loss) on ordinary activities	10	**(156.0)**	12.1	(168.1)	**(177.3)**	(17.5)	(159.8)
(Loss)/profit on ordinary activities after taxation		**(128.0)**	(430.2)	302.2	**513.9**	163.8	350.1
Equity minority interests		**(120.8)**	–	(120.8)	**(103.8)**	–	(103.8)
(Loss)/profit for the financial year attributable to the members of Kingfisher plc		**(248.8)**	(430.2)	181.4	**410.1**	163.8	246.3
Dividends	11						
Ordinary dividends on equity shares		**(152.3)**			**(214.8)**		
Dividend in specie relating to the demerger of Woolworths Group plc		**(455.2)**			**–**		
Retained (loss)/profit for the financial year	32	**(856.3)**			**195.3**		

£ millions	Notes	2002 Total	2002 Discontinued Operations	2002 Continuing Operations	2001 Total	2001 Discontinued Operations	2001 Continuing Operations
(Loss)/earnings per share (pence)	12						
Basic		**(19.8)**		14.4	**32.9**		19.8
Diluted		**(19.9)**		14.0	**32.1**		19.1
Basic – adjusted*		**19.0**		21.2	**29.7**		21.8
Diluted – adjusted*		**18.5**		20.7	**28.9**		21.1

*Adjusted earnings per share is before exceptional items, acquisition goodwill amortisation (and Liberty Surf losses for 2001 only).

†As restated for the implementation of FRS 19 "Deferred Tax" (see note 1).

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the financial year ended 2 February 2002

£ millions	2002	As restated† 2001
(Loss)/profit for the financial year	**(248.8)**	410.1
Unrealised surplus on revaluation of properties (see note 14)	**27.9**	53.9
Minority decrease/(increase) in Castorama	**2.7**	(0.9)
Net foreign exchange adjustments offset in reserves	**(26.4)**	7.9
Tax effect of exchange adjustments offset in reserves	**(2.9)**	2.9
Total recognised (losses) and gains relating to the year	**(247.5)**	473.9
Prior year adjustments (as explained in note 1)	**(46.4)**	(19.1)
Total (losses) and gains recognised since last annual report	**(293.9)**	454.8

NOTE OF GROUP HISTORICAL COST PROFITS AND LOSSES

For the financial year ended 2 February 2002

£ millions	2002	As restated† 2001
Reported profit on ordinary activities before taxation	**28.0**	691.2
Prior year property revaluation surplus now realised (see note 31)	**196.9**	14.2
Difference between historical cost depreciation charge and the actual charge for the year based on the revalued amount	**1.7**	1.9
Historical cost profit on ordinary activities before tax	**226.6**	707.3
Historical cost (loss)/profit for the year retained after taxation, minority interests and dividends	**(657.7)**	211.4

†As restated for the implementation of FRS 19 "Deferred Tax" (see note 1).

BALANCE SHEETS

As at 2 February 2002

		Group				Company	
				As restated†			
£ millions	Notes	2002	2002	2001	2001	2002	2001
Fixed assets							
Goodwill	13		295.4		490.6	–	–
Other intangible assets	13		–		18.3	–	–
Total intangible assets			295.4		508.9	–	–
Tangible assets	14		3,503.9		4,139.6	4.3	6.7
Investments in joint ventures							
– Share of gross assets		66.9		142.3			
– Share of gross liabilities	15	(40.8)	26.1	(107.1)	35.2	–	–
Investments in associates	15		87.6		123.4	–	–
Other investments	15		122.4		135.9	1,492.8	1,686.6
Total investments			236.1		294.5	1,492.8	1,686.6
			4,035.4		4,943.0	1,497.1	1,693.3
Current assets							
Development work in progress	16		61.5		89.2	–	–
Stocks	16		1,575.3		2,095.5	–	–
Debtors due within one year	17		904.5		973.5	4,713.5	5,922.3
Debtors due after more than one year	17		57.5		22.2	–	–
Securitised consumer receivables	18	–		261.1			
Less: non-recourse secured notes		–	–	(211.8)	49.3	–	–
Investments	19		174.7		168.6	–	–
Cash at bank and in hand			387.4		120.1	268.4	1.3
			3,160.9		3,518.4	4,981.9	5,923.6
Creditors							
Amounts falling due within one year	20		(3,233.2)		(4,003.9)	(1,955.9)	(4,930.6)
Net current (liabilities)/assets			(72.3)		(485.5)	3,026.0	993.0
Total assets less current liabilities			3,963.1		4,457.5	4,523.1	2,686.3
Creditors							
Amounts falling due after more than one year	21		(780.2)		(881.1)	(445.6)	(627.0)
Provisions for liabilities and charges	29		(44.9)		(73.7)	–	–
	5		3,138.0		3,502.7	4,077.5	2,059.3
Capital and reserves							
Called up share capital	30		177.7		174.6	177.7	174.6
Share premium account	31		365.3		345.9	365.3	345.9
Revaluation reserve	31		405.1		574.1	–	–
Non-distributable reserves	31		148.2		148.2	2,923.4	936.0
Profit and loss account	31		1,376.4		1,693.9	611.1	602.8
Equity shareholders' funds	32		2,472.7		2,936.7	4,077.5	2,059.3
Equity minority interests			665.3		566.0	–	–
			3,138.0		3,502.7	4,077.5	2,059.3

†As restated for the implementation of FRS 19 "Deferred Tax" (see note 1).

The accounts were approved by the Board of directors on 19 March 2002 and signed on its behalf by:

Sir Geoffrey Mulcahy *Director*
Helen Weir *Director*

CONSOLIDATED CASH FLOW STATEMENT

For the financial year ended 2 February 2002

£ millions	Notes	2002	2002	2001	2001
Net cash inflow from operating activities	33(a)		**825.3**		563.2
Dividends received from joint ventures			**2.0**		–
Returns on investment and servicing of finance					
Interest received		**25.6**		26.8	
Interest paid		**(106.5)**		(112.0)	
Interest element of finance lease rental payments		**(3.4)**		(1.2)	
Dividends paid by subsidiaries to minorities		**(31.2)**		(27.9)	
Net cash outflow from returns on investment and servicing of finance			**(115.5)**		(114.3)
Taxation					
UK Corporation tax paid		**(78.4)**		(109.9)	
Overseas tax paid		**(87.5)**		(51.5)	
Tax paid			**(165.9)**		(161.4)
Capital expenditure and financial investment					
Payments to acquire intangible fixed assets		**(0.5)**		(22.5)	
Payments to acquire tangible fixed assets		**(732.3)**		(857.2)	
Receipts from the sale of tangible fixed assets		**632.4**		47.5	
Purchase of own shares		**(29.0)**		(64.4)	
Payments for additions to investments		**(10.5)**		(31.2)	
Receipts from sale of investments		**10.5**		–	
Net cash outflow from capital expenditure and financial investment			**(129.4)**		(927.8)
Acquisitions and disposals					
Purchase of subsidiary and business undertakings		**(18.0)**		(117.3)	
Cash acquired on joint venture becoming a subsidiary		**12.9**		–	
Purchase of associates and joint ventures		**(77.9)**		(15.7)	
Non-operating demerger costs		**(27.2)**		(3.2)	
Disposal of subsidiary undertakings		**428.1**		5.9	
Disposal of associates and joint ventures		**101.7**		–	
Issue of shares by Group companies to minority shareholders		**10.3**		29.1	
Net cash inflow/(outflow) from acquisitions and disposals			**429.9**		(101.2)
Equity dividends paid to shareholders			**(148.4)**		(146.6)
Net cash inflow/(outflow) before use of liquid resources and financing			**698.0**		(888.1)
Management of liquid resources					
(Increase)/decrease in short-term deposits		**(276.3)**		4.2	
(Increase)/decrease in short-term investments		**(1.6)**		183.7	
Net cash (outflow)/inflow from management of liquid resources			**(277.9)**		187.9
Financing					
Issue of ordinary share capital		**18.0**		53.2	
Capital element of finance lease rental payments		**(6.2)**		(2.4)	
(Decrease)/increase in loans		**(372.7)**		630.5	
Net cash (outflow)/inflow from financing			**(360.9)**		681.3
Increase/(decrease) in cash			**59.2**		(18.9)

Reconciliation of net cash flow to movement in net debt	33(e)		
Net debt at start of year		**(1,873.8)**	(1,020.8)
Increase/(decrease) in cash		**59.2**	(18.9)
Debt in joint venture becoming a subsidiary/in subsidiaries acquired		**(102.3)**	(0.8)
Debt demerged with Woolworths Group plc		**191.8**	–
Increase/(decrease) in short-term deposits		**276.3**	(4.2)
Decrease/(increase) in debt and lease financing		**378.9**	(630.5)
Increase/(decrease) in short-term investments		**1.6**	(183.7)
Increase in market value of investments		**6.2**	–
Foreign exchange effects		**17.9**	(14.9)
Net debt at end of year		**(1,044.2)**	(1,873.8)

1 Accounting policies

Accounting conventions

The financial statements of the Company and its subsidiaries are made up to the nearest Saturday to 31 January each year. The financial statements of the Company and its subsidiaries are prepared under the historical cost convention, except for land and buildings that are included in the financial statements at valuation, and are prepared in accordance with applicable accounting standards in the United Kingdom.

However, compliance with SSAP 19 "Accounting for Investment Properties" relating to depreciation on investment properties and FRS 10 "Goodwill and Intangible Assets" relating to the capitalisation and amortisation of goodwill both require a departure from the requirements of the Companies Act 1985 as explained below. Accounting policies have been consistently applied with the exception of changes as a result of the implementation of FRS 19 "Deferred Tax" as described below.

Basis for consolidation

The consolidated financial statements incorporate the financial statements of the Company, its subsidiary undertakings, joint ventures and associated undertakings. Subsidiary undertakings acquired during the year are recorded under the acquisition method and their results are included from the date of acquisition. Associated undertakings are accounted for using the equity method and joint ventures are accounted for using the gross equity method.

Kingfisher plc has not presented its own profit and loss account as permitted by Section 230 of the Companies Act 1985.

Foreign currencies

Transactions denominated in foreign currencies are translated into sterling at contracted rates or, where no contract exists, at average monthly rates.

Monetary assets and liabilities denominated in foreign currencies which are held at the year end are translated into sterling at year end exchange rates. Exchange differences on monetary items are taken to the profit and loss account.

The balance sheets of overseas subsidiary undertakings are expressed in sterling at year end exchange rates. Profits and losses of overseas subsidiary undertakings are expressed in sterling at average exchange rates for the year. Exchange differences arising on the translation of opening shareholders' funds are recorded as a movement on reserves.

The Group's share of net assets or liabilities of associated undertakings and joint ventures are expressed in sterling at year end exchange rates. The share of profits or losses for the year are expressed in sterling at average exchange rates for the year. Exchange differences arising on the translation of opening net equity are recorded as a movement on reserves.

Exchange differences arising on borrowings used to finance, or provide a hedge against, Group equity investments in foreign subsidiaries are recorded as movements on reserves.

Principal rate of exchange

Euro	2002	2001
Year end rate	1.642	1.574
Average rate (weighted in proportion to the turnover of the Eurozone subsidiaries)	1.614	1.639

Turnover

Turnover represents retail sales and services supplied, interest receivable and other income from the provision of credit facilities, rental income and turnover from property development activities. Turnover excludes transactions made between companies within the Group and Value Added Tax.

Goodwill

Goodwill arising on acquisitions is stated at cost less amortisation.

Goodwill arising on all acquisitions prior to 31 January 1998 was eliminated against reserves. This goodwill is charged in the profit and loss account on subsequent disposal of the business to which it relates. Purchased goodwill arising on acquisitions after 31 January 1998 is treated as an asset on the balance sheet. Where goodwill is regarded as having a limited estimated useful economic life it is amortised on a systematic basis over its life. Where goodwill is regarded as having an indefinite life it is not amortised. The estimated useful economic life is regarded as indefinite where goodwill is capable of continued measurement and the durability of the acquired business can be demonstrated. Where goodwill is not amortised an annual impairment review is performed and any impairment will be charged to the profit and loss account.

In estimating the useful economic life of goodwill arising, account has been taken of the nature of the business acquired, the stability of the industry, the extent of continuing barriers to market entry and expected future impact of competition. With the exception of BUT S.A. and Hornbach Holding A.G. all acquisitions since 31 January 1998 are considered by the directors to have an estimated useful economic life of 20 years.

Goodwill arising on the acquisition of shares in BUT S.A. is £135.4m. The directors consider that BUT S.A. has a proven ability to maintain its market leadership over a long period and will adapt successfully to any foreseeable technological or customer-led changes and that barriers to entry into its market place exist, such that the business will prove to be durable. BUT S.A.'s record since 1972, when it commenced trading, has been one of consistent growth in both turnover and operating profits.

Goodwill arising on the investment in Hornbach Holding A.G. is £13.2m. The directors consider that Hornbach Holding A.G. has a proven ability to maintain its market leadership in the large DIY Superstore sector in Germany over a long period and similarly will adapt successfully to any foreseeable technological or customer-led changes and that barriers to entry into its market place exist, such that the business will prove to be durable. Hornbach Holding A.G.'s record since 1968, when it opened its first DIY store, has been one of consistent growth.

Accordingly, the goodwill in relation to BUT S.A. and Hornbach Holding A.G. is not amortised and, in order to give a true and fair view, the financial statements depart from the requirement of amortising goodwill over a finite period, as required by the Companies Act. Instead, annual impairment tests are undertaken and any impairment that is identified will be charged to the profit and loss account. It is not possible to quantify the effect of the departure from the Companies Act, because no finite life for goodwill can be identified.

Depreciation

Depreciation of tangible fixed assets is provided where it is necessary to reflect a reduction from book value to estimated residual value over the estimated useful life of the asset to the Group.

Depreciation of tangible fixed assets is calculated by the straight line method and the annual rates applicable to the principal categories are:

Freeholds	– 2%
Long leaseholds	– 5%
Short leaseholds	– over remaining period of the lease
Tenants' improvements	– over estimated useful life
Tenants' fixtures	– between 10% and 15%
Computers and electronic equipment	– between 25% and 50%
Motor cars	– 25%
Commercial vehicles	– 33⅓%

Impairment of fixed assets and goodwill

Tangible fixed assets and goodwill are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit or net realisable value if higher. The discount rate is applied based upon the Group's weighted average cost of capital with appropriate adjustments for the risks associated with the relevant business.

As set out in note 3, this review has resulted in an impairment charge of £93.7m being recognised in the financial year in relation to the remaining goodwill, which arose on the acquisition of the ProMarkt business.

Disposal of land and buildings

Profits and losses on disposal of land and buildings represent the difference between the net proceeds and the net carrying value at the date of sale. Sales are accounted for when there is an unconditional exchange of contracts.

Leased assets

Where assets are financed by leasing agreements that give rights approximating to ownership, the assets are treated as if they have been purchased outright. The amount capitalised is the present value of the minimum lease payments during the lease term. The corresponding lease commitments are shown as obligations to the lessor. Lease payments are split between capital and interest elements using the annuity method. Depreciation on the relevant assets and interest are charged to the profit and loss account. All other leases are operating leases and the rental payments are charged to the profit and loss account in the financial year to which the payments relate.

Incentives received to enter into lease agreements are released to the profit and loss account over the lease term or, if shorter, the period to the date on which the rent is first expected to be adjusted to the prevailing market rate.

Properties

Group occupied properties are revalued annually and included in the balance sheet at existing use value.

Investment properties are revalued annually and included in the balance sheet at their open market value.

In accordance with SSAP 19, no depreciation is provided in respect of investment properties. This represents a departure from the Companies Act 1985 requirements to provide for the systematic annual depreciation of fixed assets. However, these properties are held for investment and the directors consider that the adoption of the above policy is necessary in order to give a true and fair view. It is not possible to quantify the effect of the departure from the Companies Act, because no useful economic life is deemed appropriate.

1 **Accounting policies** continued

Capitalisation of interest

Interest on borrowings to finance property development is capitalised. Interest is capitalised from the date work starts on the development to practical completion.

Interest on borrowings to finance the construction of properties held as tangible fixed assets is capitalised. Interest is capitalised from the date work starts on the property to the date when substantially all the activities that are necessary to get the property ready for use are complete. Where construction is completed in parts, each part is considered separately when capitalising interest.

Interest is capitalised before any allowance for tax relief.

Property developments

Property developments are stated at the lower of cost and net realisable value. Development profits are taken when developments are sold. Sales are accounted for when there is an unconditional exchange of contracts or where the conditions of a sales contract are substantially satisfied.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes appropriate attributable overheads.

Rebates receivable from suppliers

Volume related rebates receivable from suppliers are credited to the carrying value of the stock to which they relate. Where a rebate agreement with a supplier covers more than one year the rebates are recognised in the accounts in the period in which they are earned.

Pensions

The Group operates defined benefit and defined contribution pension schemes for its employees. In each case a separate fund is being accumulated to meet the accruing liabilities. The assets of each of these funds are all held under trusts, which are entirely separate from the Group's assets.

The cost of pensions in respect of the Group's defined benefit schemes is charged to the profit and loss account so that it is spread over the working lives of employees. Variations to pension costs caused by differences between the assumptions used and actual experience are spread over the average remaining working lives of the current employees at each actuarial valuation date.

In the Group's overseas companies, any defined benefit arrangements are generally funded by way of annual premiums to group pension arrangements managed by insurance companies.

The impact of the phased implementation of FRS 17 "Retirement Benefits" on these financial statements is discussed under "Changes in presentation of financial information" below.

Deferred taxation

Provision is made for deferred taxation using the incremental liability approach and is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

Deferred tax is recognised in respect of timing differences that have originated but not reversed by the balance sheet date subject to the following:

(a) Deferred tax is not recognised on the revaluation of non-monetary assets such as property unless a binding sale agreement exists at the balance sheet date. Where rollover relief is available on an asset then deferred tax is in any case not recognised.

(b) Deferred tax is not recognised on unremitted earnings of overseas subsidiaries, associates or joint ventures unless dividends have been accrued as receivable or there is a binding agreement to distribute past earnings at the balance sheet date.

(c) Deferred tax assets are recognised to the extent that they are regarded as recoverable. Assets are regarded as recoverable when it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

(d) Deferred tax is not recognised on permanent differences.

The impact of the implementation of FRS 19 "Deferred Tax" on these financial statements is set out under "Changes in presentation of financial information" below.

Derivative financial instruments

Financial assets are recognised on the balance sheet at the lower of cost and net realisable value. Discounts and premia are charged or credited to the profit and loss account over the life of the asset or liability to which they relate.

Derivative financial instruments are accounted for using hedge accounting to the extent that they are held to hedge a financial asset or liability. Where such instruments do not hedge an underlying asset or liability, they are accounted for using fair value accounting.

When a financial instrument ceases to be a hedge, either as a result of the underlying asset or liability being extinguished, or because a future event is no longer likely to occur, the instrument will thereafter be marked to its fair value in the financial statements.

Income and expenditure arising on financial instruments held for hedging purposes is recognised on an accruals basis, and credited or charged to the profit and loss account in the financial period in which it arises.

Gains or losses on financial instruments accounted for on a fair value basis are reflected in the profit and loss account as they arise.

For the purposes of notes 22, 23 and 25 to 28, short-term debtors and creditors have been excluded. The narrative disclosures required by FRS 13 are set out on pages 14 to 15 in the financial review.

Employee Share Ownership Plan

The Group's Employee Share Ownership Plan (ESOP) is a separately administered trust. Liabilities of the ESOP are guaranteed by the Company and the assets of the ESOP mainly comprise shares in the Company. In accordance with UITF 13, the assets, liabilities, income and costs of the ESOP have been included in the consolidated financial statements.

Changes in presentation of financial information

Financial Reporting Standard 17 – " Retirement Benefits" was issued in November 2000 by the Accounting Standards Board to replace SSAP 24 "Accounting for pension costs" and is fully effective for accounting periods ending on or after 22 June 2003. In accordance with the transitional arrangements of the Standard certain additional disclosures are included in note 34 on pages 50 and 51.

Financial Reporting Standard 18 – "Accounting Policies" has been adopted for these financial statements. The Directors have reviewed the accounting policies adopted by the Group and have confirmed that they are the most appropriate to the particular circumstances of Kingfisher plc. There is no change to previously reported numbers as a result of the adoption of this Standard.

Financial Reporting Standard 19 – "Deferred Tax" has been adopted for the first time in these financial statements. As required by the Standard, deferred taxation has been calculated using the full provision approach rather than the partial provision approach previously employed. This change has been accounted for as a prior period adjustment and previously reported figures have been restated accordingly. If the previous policy had been adopted in the current year, the impact would have been to increase profit after tax by £5.7m. The impact of adopting the new policy on the year ended 3 February 2001 has been to reduce profit after tax by £6.5m. The cumulative effect of this prior year adjustment is an increase in the provision for deferred taxation of £54.0m, of which £7.6m has been charged to equity minority interests, giving rise to a decrease in reserves of £46.4m.

Discontinued operations

At an extraordinary general meeting held on 24 August 2001, the shareholders of Kingfisher plc approved the demerger of the Group's General Merchandise business to Woolworths Group plc. Shares in Woolworths Group plc were admitted to the official list and commenced trading on the London Stock Exchange on 28 August 2001.

On demerger, the Company declared a dividend in specie, which was satisfied by the issue of shares in Woolworths Group plc. The dividend in specie of £455.2m represented the net assets of the business transferred to Woolworths Group plc at the date of demerger. The existing shareholders of Kingfisher plc were given shares in Woolworths Group plc on a ratio of one share in Woolworths Group plc for every one share held in Kingfisher plc.

The results of activities transferred to Woolworths Group plc up to the date of demerger are reported as discontinued operations in these financial statements.

Costs attributable to the demerger of £41.0m have been charged to the profit and loss account of which £4.2m relate to continuing operations and £36.8m to discontinued operations.

In addition, during the year the Group disposed of the Superdrug business, its high street property portfolio and completed the disposal of its interest in Liberty Surf. The results of these activities have been reported as discontinued operations in these financial statements.

2 Operating profit/(loss)

£ millions	2002 Total	2002 Discontinued Operations	2002 Continuing Operations	2001 Total	2001 Discontinued Operations	2001 Continuing Operations
Group turnover	11,238.1	1,528.6	9,709.5	12,134.2	3,368.8	8,765.4
Cost of sales	(7,609.2)	(1,073.5)	(6,535.7)	(8,245.3)	(2,262.0)	(5,983.3)
Gross profit	3,628.9	455.1	3,173.8	3,888.9	1,106.8	2,782.1
Selling expenses	(2,534.6)	(373.5)	(2,161.1)	(2,627.8)	(782.7)	(1,845.1)
Administrative expenses	(645.3)	(106.0)	(539.3)	(634.8)	(183.9)	(450.9)
Exceptional items – operating (administrative expenses)	(107.5)	(9.6)	(97.9)	5.8	–	5.8
Other income	107.3	8.0	99.3	72.4	20.1	52.3
Group operating profit/(loss)	448.8	(26.0)	474.8	704.5	160.3	544.2

3 Exceptional items – operating

The exceptional operating items in the year ended 2 February 2002 can be analysed as follows:

£ millions	2002 Total	2002 Discontinued Operations	2002 Continuing Operations	2001 Total	2001 Discontinued Operations	2001 Continuing Operations
Demerger costs	(13.8)	(9.6)	(4.2)	–	–	–
Impairment of ProMarkt goodwill	(93.7)	–	(93.7)	–	–	–
Reduction in French business tax	–	–	–	5.8	–	5.8
Total	(107.5)	(9.6)	(97.9)	5.8	–	5.8

Demerger costs of £13.8m relate to incremental internal costs directly attributable to the demerger.

The tax effect of exceptional items is disclosed in note 12.

4 Exceptional items – non-operating

The exceptional non-operating items in the year ended 2 February 2002 can be analysed as follows:

£ millions	2002 Total	2002 Discontinued Operations	2002 Continuing Operations	2001 Total	2001 Discontinued Operations	2001 Continuing Operations
Demerger costs	(27.2)	(27.2)	–	(8.8)	(8.8)	–
(Loss)/profit on the sale of operations	(284.8)	(342.5)	57.7	(14.7)	(1.4)	(13.3)
Provision for loss on the disposal of Virtueller Bau-Markt AG	(4.8)	–	(4.8)	–	–	–
Provision for loss on the disposal of Recommend Limited	(3.0)	–	(3.0)	–	–	–
Provision for loss on the disposal of Think Natural Limited	(4.5)	(4.5)	–	–	–	–
Provision for loss on the disposal of Tiscali SpA	(13.0)	(13.0)	–	–	–	–
Write-off of the investment in Dekor Inc	(23.2)	–	(23.2)	–	–	–
(Loss)/profit on the disposal of properties	(5.6)	(1.9)	(3.7)	0.2	–	0.2
(Loss)/profit on the disposal of fixed assets	(54.1)	(19.4)	(34.7)	0.2	–	0.2
Gain on deemed disposal of Liberty Surf Group S.A.	–	–	–	120.8	120.8	–
Total	(366.1)	(389.1)	23.0	97.5	110.6	(13.1)

Demerger costs of £27.2m relate to external costs, principally professional advisors' and commitment fees, directly attributable to the demerger.

The (loss)/profit on sale of operations of £(284.8)m represents the loss on sale of Superdrug of £(342.5)m, which incorporates an adjustment of £(287.5)m in respect of goodwill previously written off to reserves and the profit on the sale of the Time Retail Finance business of £57.7m, which incorporates an adjustment of £(15.9)m in respect of goodwill previously written off to reserves.

4 **Exceptional items – non-operating** continued

In 2001 the Group recognised a profit on the deemed disposal of Liberty Surf Group S.A.. Prior to the year end, the Group entered into an agreement to sell its entire shareholding in Liberty Surf Group S.A. to Tiscali SpA for consideration of cash and shares in Tiscali SpA. In 2002 all of the Tiscali SpA shares have been disposed of for a loss of £13.0m.

The tax effect of exceptional items is disclosed in note 12.

5 Segmental analysis

Turnover

The Group operations are divided between retail operations, property transactions and financial services relating to the provision of consumer credit to retail customers.

The analysis of turnover by destination is not materially different to the analysis of turnover by origin.

Business analysis

£ millions		Turnover by origin 2002	Turnover by origin 2001	Profit before interest and taxation 2002	Profit before interest and taxation 2001
Retail	Group	**9,620.6**	8,659.9	**426.5**	528.5
	Joint ventures and associates	**91.8**	61.3	**5.2**	2.9
		9,712.4	8,721.2	**431.7**	531.4
Property	Property services	**94.2**	127.0	**45.1**	43.9
	Inter-segment rental income	**(58.5)**	(78.2)	**–**	–
		35.7	48.8	**45.1**	43.9
Financial services	Group	**53.2**	56.7	**65.8**	3.5
	Joint ventures and associates	**18.1**	17.6	**8.5**	4.9
		71.3	74.3	**74.3**	8.4
Profit before common costs				**551.1**	583.7
Common costs (other operating costs)				**(39.6)**	(44.8)
Continuing operations		**9,819.4**	8,844.3	**511.5**	538.9
Discontinued operations (UK)		**1,532.3**	3,375.6	**(415.1)**	150.1
Discontinued operations (France)		**–**	–	**–**	78.8
		11,351.7	12,219.9	**96.4**	767.8
Total	Group	**11,238.1**	12,134.2	**82.7**	681.2
	Joint ventures and associates	**113.6**	85.7	**13.7**	86.6

5 Segmental analysis continued

Geographical analysis

£ millions		Turnover by origin 2002	Turnover by origin 2001	Profit before interest and taxation 2002	Profit before interest and taxation 2001
United Kingdom	Group	**4,555.7**	4,006.7	**372.9**	272.2
	Joint ventures	**19.1**	1.0	**2.5**	0.4
		4,574.8	4,007.7	**375.4**	272.6
France	Group	**3,533.4**	3,312.9	**259.0**	278.5
	Joint ventures and associates	**18.1**	17.6	**7.9**	4.6
		3,551.5	3,330.5	**266.9**	283.1
Germany	Group	**663.2**	646.0	**(127.9)**	(26.3)
Rest of the world	Group	**957.2**	799.8	**(6.2)**	6.7
	Joint ventures	**72.7**	60.3	**3.3**	2.8
		1,029.9	860.1	**(2.9)**	9.5
Continuing operations		**9,819.4**	8,844.3	**511.5**	538.9
Discontinued operations (UK)		**1,532.3**	3,375.6	**(415.1)**	150.1
Discontinued operations (France)		**–**	–	**–**	78.8
		11,351.7	12,219.9	**96.4**	767.8

The Group's net assets are attributable as follows:

Net assets

£ millions		2002	As restated 2001
Retail	UK	**1,058.7**	1,094.3
	France	**1,020.4**	958.0
	Germany	**207.0**	213.9
	Rest of the world	**649.7**	474.8
Property	UK	**1,234.6**	1,101.9
Financial services	UK	**–**	115.8
	France	**182.0**	76.5
Discontinued operations	UK	**–**	1,440.7
	France	**–**	110.2
Unallocated net liabilities		**(1,214.4)**	(2,083.4)
Total Group		**3,138.0**	3,502.7

The financial services segment includes the Group's consumer finance operations in the UK and France. The Group financial services turnover and profit figures include the results of Time Retail Finance, the UK consumer finance operation, which was disposed of on 31 January 2002 and the results of Castofi, the Castorama consumer finance business. Joint venture and associate turnover and profit include the Group's share of the results of Darty's operation, Menafinance. Effective from 31 December 2001, the Group has undertaken a reorganisation of certain French consumer finance companies under which the operations of Castofi and Menafinance were combined. As a result, the enlarged Menafinance (renamed Crealfi S.A.), became a subsidiary of the Group (see note 15).

Common costs comprise the costs of combined Group operations, principally the head office operations of Kingfisher plc.

Unallocated net liabilities comprise combined Group net debt and the net assets of Kingfisher plc.

6 Net interest payable

£ millions	2002	2002	2001	2001
Bank and other interest receivable	(75.8)		(78.4)	
Less amounts included in turnover of financial services	47.9	(27.9)	51.6	(26.8)
Bank and other interest payable				
Bank loans and overdrafts	17.3		22.4	
Other loans	103.0		100.7	
Finance lease charges	3.8		4.4	
	124.1		127.5	
Less amounts included in cost of sales of financial services	(12.2)	111.9	(15.4)	112.1
		84.0		85.3
Less interest capitalised		(15.6)		(8.7)
Net interest payable		68.4		76.6

Share of net interest payable by joint ventures included above is £0.9m (2001: £0.1m).

Of the net interest payable set out above, a total of £27.2m (2001: £47.6m) has been charged to discontinued operations. The principle used in allocating interest is that the interest cost of discontinued activities is the additional interest cost arising as a result of retaining the discontinued activity up to the date of discontinuance.

The capitalisation rate used to determine the amount of finance costs capitalised during the period was 5.5% (2001: 6.7%).

7 Profit on ordinary activities before taxation

£ millions	2002 Total	2002 Discontinued Operations	2002 Continuing Operations	2001 Total	2001 Discontinued Operations	2001 Continuing Operations
Profit on ordinary activities before taxation is stated after charging:						
Operating leases:						
land and buildings	349.8	77.2	272.6	380.5	141.1	239.4
plant and equipment	41.3	3.8	37.5	42.3	5.8	36.5
Depreciation of tangible fixed assets:						
owned assets	204.6	38.1	166.5	208.1	72.4	135.7
under finance leases	7.8	–	7.8	6.1	0.1	6.0
Loss/(profit) on the disposal of fixed assets:						
operating	3.7	(2.4)	6.1	10.8	3.6	7.2
non-operating	5.6	1.9	3.7	(0.2)	–	(0.2)
Amortisation of acquisition goodwill	18.7	3.8	14.9	17.9	3.3	14.6
Amortisation of pharmacy goodwill	0.4	0.4	–	0.9	0.9	–
Amortisation of other intangible assets	0.5	0.5	–	0.7	0.7	–

Auditors' remuneration

£ millions	2002 Total	2002 Discontinued Operations	2002 Continuing Operations	2001 Total	2001 Discontinued Operations	2001 Continuing Operations
Audit and related services:						
Audit[1]	2.2	0.1	2.1	2.4	0.4	2.0
Stock Exchange reporting requirements and due diligence	4.8	2.2	2.6	1.2	0.1	1.1
Tax	0.3	–	0.3	0.5	–	0.5
	7.3	2.3	5.0	4.1	0.5	3.6
Non-audit services:						
General consultancy[2]	2.4	1.3	1.1	6.6	4.9	1.7

[1]All paid to PricewaterhouseCoopers except for £1.0m (2001: £0.8m) of audit fees paid to other auditors. All fees paid to PricewaterhouseCoopers are reviewed by the Audit Committee, who consider whether the services provided are compatible with maintaining the auditor's independence.

[2]Of which £1.6m (2001: £5.0m) has been capitalised in the year related to costs incurred in the development of computer systems.

8 Employees

£ millions	2002 Total	2002 Discontinued Operations	2002 Continuing Operations	2001 Total	2001 Discontinued Operations	2001 Continuing Operations
Staff costs:						
Wages and salaries	**1,335.4**	**196.5**	**1,138.9**	1,396.6	401.8	994.8
Social security costs	**226.2**	**10.8**	**215.4**	208.0	21.5	186.5
Other pension costs	**48.1**	**10.0**	**38.1**	46.1	18.1	28.0
	1,609.7	**217.3**	**1,392.4**	1,650.7	441.4	1,209.3

Number	2002 Total	2002 Discontinued Operations	2002 Continuing Operations	2001 Total	2001 Discontinued Operations	2001 Continuing Operations
Average number of persons employed:						
Stores	**105,709**	**25,586**	**80,123**	120,577	45,281	75,296
Distribution	**4,944**	**1,051**	**3,893**	5,153	1,700	3,453
Administration	**8,349**	**1,506**	**6,843**	8,331	2,593	5,738
	119,002	**28,143**	**90,859**	134,061	49,574	84,487
The equivalent number of employees working full time would have been	**88,416**	**14,572**	**73,844**	95,210	27,153	68,057

The average number of employees reflects the period for which acquired, disposed or demerged subsidiaries were members of the Group.

9 Directors' remuneration

£ thousands	2002	2001
Executive directors		
Salaries and taxable benefits	**2,727**	2,929
Bonuses	**578**	423
Long-term incentive	**808**	732
Termination pay	**481**	–
Non-executive directors		
Fees	**387**	385
Termination pay	**84**	–
	5,065	4,469

During the year the actual aggregate gains on share options at the date of exercise were £505,303 (2001: £373,867).

Further detail in relation to directors' remuneration is set out in the directors' report on pages 5 to 12.

10 Taxation

£ millions	2002	As restated 2001
UK corporation tax		
Current tax on profits of the period	**142.5**	101.4
Adjustment in respect of prior periods	**4.8**	(0.3)
	147.3	101.1
Double taxation relief	**(65.0)**	(0.5)
	82.3	100.6
Foreign tax		
Current tax on profits of the period	**65.1**	68.9
Adjustment in respect of prior periods	**(1.4)**	(1.6)
	63.7	67.3
Deferred tax	**6.1**	7.3
Associated undertakings	**1.5**	0.7
Joint ventures	**2.4**	1.4
	156.0	177.3

Of the taxation set out above, a total of £(12.1)m (2001: £17.5m) has been (credited)/charged to discontinued operations.

Factors affecting tax charge for the period

The tax charge for the period differs from the standard rate of corporation tax in the UK of 30%. The differences are explained below:

£ millions	2002	As restated 2001
Profit on ordinary activities before tax	**28.0**	691.2
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2001: 30%)	**8.4**	207.4
Effects of:		
Exceptional items	**140.0**	(30.6)
Timing differences provided for	**(8.5)**	(10.6)
Non-deductible items	**12.8**	7.8
Losses	**15.4**	26.9
Overseas deductions	**(26.7)**	(28.4)
UK deductions	**(0.7)**	(12.7)
Overseas rate differences	**5.8**	12.1
Adjustments to prior period corporation tax	**3.4**	(1.9)
Current corporation tax charge for the period	**149.9**	170.0
Current year deferred tax charge for the period	**8.5**	10.6
Adjustments to prior period deferred tax	**(2.4)**	(3.3)
Total tax charge for the period	**156.0**	177.3

11 Dividends on equity shares

£ millions	2002	2001
Interim paid 4.345p (2001: 4.25p)	**55.6**	59.2
Final proposed 7.655p (2001: 11.25p)	**98.9**	157.1
Dividend payable to Employee Share Ownership Plan Trust (ESOP) shares	**(2.2)**	(1.5)
Ordinary dividends on equity shares	**152.3**	214.8
Dividend in specie relating to the demerger of Woolworths Group plc (note 37)	**455.2**	–
	607.5	214.8

As part of the final dividend for the year ended 3 February 2001 a scrip dividend alternative was offered at one share for every 40 ordinary shares and was elected for by holders of 287.1 million shares. For the 2002 interim dividend a scrip dividend alternative was offered to shareholders at one share for every 69 ordinary shares and was elected for by holders of 685.9 million shares.

12 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the ESOP (see note 36) which are treated as cancelled. The weighted average number of shares has been adjusted for the share consolidation on 28 August 2001 as approved by the shareholders at an extraordinary general meeting on 24 August 2001, when the ordinary shares of 12.5p were consolidated on a 10 for 11 basis into ordinary shares of 13.75p. Figures for the prior year have been restated accordingly.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's shares during the year.

Supplementary earnings per share figures are presented. These exclude the effects of operating and non-operating exceptional items, acquisition goodwill amortisation and, for the year ended 3 February 2001, Liberty Surf losses as the directors do not believe it is meaningful to aggregate these with the profits from the established Group businesses.

Earnings per share for continuing operations are presented in order to provide a more meaningful comparison.

Continuing operations

	2002			As restated 2001		
	Earnings £ millions	Weighted average number of shares millions	Per share amount pence	Earnings £ millions	Weighted average number of shares millions	Per share amount pence
Basic earnings per share						
Earnings attributable to ordinary shareholders	181.4	1,258.3	14.4	246.3	1,245.0	19.8
Effect of dilutive securities						
Options		13.1	(0.1)		13.8	(0.2)
Convertible loan stock in subsidiary undertaking	(3.6)		(0.3)	(6.0)		(0.5)
Diluted earnings per share	177.8	1,271.4	14.0	240.3	1,258.8	19.1
Supplementary earnings per share						
Basic earnings per share	181.4	1,258.3	14.4	246.3	1,245.0	19.8
Effect of exceptionals						
Operating exceptional items	97.9		7.8	(5.8)		(0.5)
(Profit)/loss on the sale of operations	(57.7)		(4.6)	13.3		1.1
Loss/(profit) on the disposal of fixed assets	34.7		2.7	(0.2)		–
Tax impact arising on exceptional items	(1.8)		(0.1)	2.1		0.1
Minority share of exceptional items	(1.8)		(0.1)	1.6		0.1
Acquisition goodwill amortisation (net of tax)	14.1		1.1	14.6		1.2
Basic – adjusted earnings per share	266.8	1,258.3	21.2	271.9	1,245.0	21.8
Diluted earnings per share	177.8	1,271.4	14.0	240.3	1,258.8	19.1
Effect of exceptionals						
Operating exceptional items	97.9		7.7	(5.8)		(0.5)
(Profit)/loss on the sale of operations	(57.7)		(4.6)	13.3		1.1
Loss/(profit) on the disposal of fixed assets	34.7		2.7	(0.2)		–
Tax impact arising on exceptional items	(1.8)		(0.1)	2.1		0.1
Minority share of exceptional items	(1.9)		(0.1)	1.7		0.1
Acquisition goodwill amortisation (net of tax)	14.1		1.1	14.6		1.2
Diluted – adjusted earnings per share	263.1	1,271.4	20.7	266.0	1,258.8	21.1

12 Earnings per share continued

Total Group

	2002			As restated 2001		
	Earnings	**Weighted average number of shares**	**Per share amount**	Earnings	Weighted average number of shares	Per share amount
	£ millions	**millions**	**pence**	£ millions	millions	pence
Basic earnings per share						
Earnings attributable to ordinary shareholders	**(248.8)**	**1,258.3**	**(19.8)**	410.1	1,245.0	32.9
Effect of dilutive securities						
Options		**13.1**	**0.2**		13.8	(0.3)
Convertible loan stock in subsidiary undertaking	**(3.6)**		**(0.3)**	(6.0)		(0.5)
Diluted earnings per share	**(252.4)**	**1,271.4**	**(19.9)**	404.1	1,258.8	32.1
Supplementary earnings per share						
Basic earnings per share	**(248.8)**	**1,258.3**	**(19.8)**	410.1	1,245.0	32.9
Effect of exceptionals						
Operating exceptional items	**107.5**		**8.5**	(5.8)		(0.4)
Demerger costs	**27.2**		**2.1**	8.8		0.7
Loss on the sale of operations	**284.8**		**22.7**	14.7		1.2
Loss/(profit) on the disposal of fixed assets	**54.1**		**4.3**	(0.2)		–
Gain on deemed disposal of Liberty Surf Group S.A.	**–**		**–**	(120.8)		(9.7)
Tax impact arising on exceptional items	**(1.5)**		**(0.1)**	0.9		0.1
Minority share of exceptional items	**(1.8)**		**(0.1)**	1.6		0.1
Acquisition goodwill amortisation (net of tax)	**17.9**		**1.4**	17.9		1.4
Liberty Surf Group S.A. losses	**–**		**–**	42.0		3.4
Basic – adjusted earnings per share	**239.4**	**1,258.3**	**19.0**	369.2	1,245.0	29.7
Diluted earnings per share	**(252.4)**	**1,271.4**	**(19.9)**	404.1	1,258.8	32.1
Effect of exceptionals						
Operating exceptional items	**107.5**		**8.5**	(5.8)		(0.4)
Demerger costs	**27.2**		**2.1**	8.8		0.7
Loss on the sale of operations	**284.8**		**22.4**	14.7		1.2
Loss/(profit) on the disposal of fixed assets	**54.1**		**4.2**	(0.2)		–
Gain on deemed disposal of Liberty Surf Group S.A.	**–**		**–**	(120.8)		(9.6)
Tax impact arising on exceptional items	**(1.5)**		**(0.1)**	0.9		0.1
Minority share of exceptional items	**(1.9)**		**(0.1)**	1.7		0.1
Acquisition goodwill amortisation (net of tax)	**17.9**		**1.4**	17.9		1.4
Liberty Surf Group S.A. losses	**–**		**–**	42.0		3.3
Diluted – adjusted earnings per share	**235.7**	**1,271.4**	**18.5**	363.3	1,258.8	28.9

13 Intangible fixed assets

£ millions	Group – Goodwill – Business Acquisition	Group – Goodwill – Pharmacy Licences	Group – Total	Group – Other intangible assets
Cost				
At 3 February 2001	501.3	20.7	**522.0**	**19.2**
Additions	8.2	0.2	**8.4**	**0.3**
Disposal of subsidiary undertakings	–	(20.9)	**(20.9)**	**(1.0)**
Transferred with Woolworths Group plc on demerger	(85.1)	–	**(85.1)**	**(18.5)**
At 2 February 2002	424.4	–	**424.4**	**–**
Amortisation				
At 3 February 2001	(29.8)	(1.6)	**(31.4)**	**(0.9)**
Charge for year	(18.7)	(0.4)	**(19.1)**	**(0.5)**
Impairment	(93.7)	–	**(93.7)**	**–**
Disposal of subsidiary undertakings	–	2.0	**2.0**	**–**
Transferred with Woolworths Group plc on demerger	13.2	–	**13.2**	**1.4**
At 2 February 2002	(129.0)	–	**(129.0)**	**–**
Net book amount				
At 2 February 2002	295.4	–	**295.4**	**–**
At 3 February 2001	471.5	19.1	**490.6**	**18.3**

Goodwill arising on the purchase of pharmacy licences was amortised over a useful economic life of 20 years. Other intangible assets comprised publishing rights, licenses and trademarks. These were amortised over the period of the underlying legal agreement, which did not exceed 20 years.

The impairment charge of £93.7m relates to the remaining goodwill which arose on the acquisition of the ProMarkt business. In the review for impairment, a discount rate of 9.2%, representing the Group's weighted average cost of capital adjusted for the risk associated with the ProMarkt business, was applied in the value in use calculation.

14 Tangible fixed assets

£ millions	Group: Land and buildings	Group: Fixtures, fittings and equipment	Group: **Total**	**Company: Fixtures, fittings and equipment**
Cost or valuation				
At 3 February 2001	3,048.8	2,014.2	**5,063.0**	**12.6**
Disposal of subsidiary undertakings	(13.9)	(323.3)	**(337.2)**	**–**
Effect of foreign exchange rate changes	(42.1)	(11.5)	**(53.6)**	**–**
Transfers from work in progress	32.6	–	**32.6**	**–**
Subsidiary and business undertakings at date of acquisition	1.0	1.8	**2.8**	**–**
Additions	429.3	290.0	**719.3**	**4.9**
Disposals	(622.8)	(71.0)	**(693.8)**	**(3.0)**
Transferred with Woolworths Group plc on demerger	(12.8)	(656.2)	**(669.0)**	**–**
Revaluation surplus	25.7	–	**25.7**	**–**
At 2 February 2002	2,845.8	1,244.0	**4,089.8**	**14.5**
Depreciation				
At 3 February 2001	31.9	891.5	**923.4**	**5.9**
Disposal of subsidiary undertakings	(4.9)	(165.3)	**(170.2)**	**–**
Effect of foreign exchange rate changes	(1.1)	(5.4)	**(6.5)**	**–**
Charge for year	20.5	191.9	**212.4**	**4.4**
Disposals	(3.9)	(48.2)	**(52.1)**	**(0.1)**
Transferred with Woolworths Group plc on demerger	(1.9)	(317.0)	**(318.9)**	**–**
Revaluation surplus	(2.2)	–	**(2.2)**	**–**
At 2 February 2002	38.4	547.5	**585.9**	**10.2**
Net book amount				
At 2 February 2002	2,807.4	696.5	**3,503.9**	**4.3**
At 3 February 2001	3,016.9	1,122.7	**4,139.6**	**6.7**
Assets in the course of construction included above				
At 2 February 2002	361.0	41.1	**402.1**	**–**
At 3 February 2001	319.5	17.6	**337.1**	**–**

The cost of land and buildings includes £97.2m (2001: £102.8m) in respect of assets held under finance leases.
The related accumulated depreciation at the end of the year was £2.3m (2001: £1.3m).
The cost of fixtures, fittings and equipment includes £33.6m (2001: £30.2m) in respect of assets held under finance leases.
The related accumulated depreciation at the end of the year was £21.0m (2001: £16.6m).
The amount of interest capitalised in tangible fixed assets during the year was £12.3m (2001: £4.3m). The cumulative total of interest included at the balance sheet date was £26.3m (2001: £20.3m).

14 Tangible fixed assets continued

Land and buildings include investment properties as follows:

£ millions	Group
Cost or valuation	
At 3 February 2001	192.5
Additions/reclassifications	157.7
Transfers from work in progress	32.6
Disposals	(56.6)
Revaluation surplus	1.3
At 2 February 2002	327.5

	Group				
£ millions	Freehold	Long leasehold	Short leasehold	**Total 2002**	Total 2001
Land and buildings					
At valuation	2,055.5	152.8	36.6	**2,244.9**	2,581.7
At cost	432.7	12.6	155.6	**600.9**	467.1
	2,488.2	165.4	192.2	**2,845.8**	3,048.8
Aggregate depreciation	20.7	2.1	15.6	**38.4**	31.9
Net book amount					
At 2 February 2002	2,467.5	163.3	176.6	**2,807.4**	
At 3 February 2001	2,716.3	266.3	34.3		3,016.9

If land and buildings had not been revalued, the cost to the Group would have been:

£ millions	**2002**	2001
Cost (excluding assets in the course of construction)	**2,060.2**	2,149.8
Aggregate depreciation	**32.5**	27.7
Net amount	**2,027.7**	2,122.1

During each of the last five years a representative sample of at least one-third of the freehold and long leasehold properties owned by Chartwell Land plc, the Group's property subsidiary, have been valued by external qualified valuers. CB Hillier Parker has carried out a valuation of such a representative sample as at 31 December 2001 and, based upon the results of these valuations, there have been internal valuations by qualified valuers employed by the Group of the remainder of Chartwell Land's portfolio.

Properties with any element of Group occupancy are valued on an existing use value basis, which does not take account of formal lease arrangements with Group companies or the Group's occupation of the premises. Properties without Group occupancy are valued on the basis of open market value. These valuation bases comply with the RICS Appraisal and Valuation Manual.

Representative samples of the properties owned by Castorama and Darty were valued by Galtier S.A. as at 31 December 2001. Based on the results of these samples, the remaining properties belonging to these companies were internally valued by the directors. The basis of valuation is existing use value.

The directors have resolved to incorporate these valuations in the accounts and the resulting revaluation adjustments have been taken to the revaluation reserve. The revaluations during the year ended 2 February 2002 resulted in a revaluation surplus of £27.9m (2001: £53.9m).

15 Fixed asset investments

Group – investments in joint ventures and associates

£ millions	Investment in joint ventures	Investment in associates
Cost		
At 3 February 2001	30.7	45.2
Additions to cost	5.0	59.7
Additions to goodwill	–	13.2
Disposals	(2.4)	(35.1)
Transfer to subsidiary undertakings	(8.8)	–
Effect of foreign exchange rate changes	(3.9)	(0.7)
At 2 February 2002	20.6	82.3
Share of post-acquisition reserves		
At 3 February 2001	4.5	78.2
Share of retained profits in year	5.8	2.8
Goodwill amortisation	(0.2)	–
Disposals	(2.1)	(75.1)
Subsidiary undertakings at date of disposal	(0.7)	–
Transfer to subsidiary undertakings	(2.2)	–
Effect of foreign exchange rate changes	0.4	(0.6)
At 2 February 2002	5.5	5.3
Group investments		
At 2 February 2002	26.1	87.6
At 3 February 2001	35.2	123.4

The Group's investments in joint ventures and associates includes goodwill as follows:

£ millions	**2002**	2001
Joint ventures		
Goodwill	**3.9**	4.1
Share of other net assets	**22.2**	31.1
Total	**26.1**	35.2
Associates		
Goodwill	**13.2**	–
Share of other net assets	**74.4**	123.4
Total	**87.6**	123.4

The addition to investment in associates represents the acquisition by the Group on 28 December 2001 of 25% plus one share of the 4 million voting ordinary shares of Hornbach Holding A.G., a German Home Improvement retailer. The business also has 4 million non-voting preference shares, giving rise to an economic interest for Kingfisher of 12.5%. Total consideration of £72.9m gave rise to goodwill of £13.2m.

The disposal of investment in associates represents the sale by the Group of its 35.8% interest in Liberty Surf Group S.A. Consideration received for this investment was initially a combination of cash and shares in Tiscali SpA, which have subsequently been disposed. Total consideration from these disposals was £97.2m giving rise to a loss on disposal of £13.0m (see note 4).

Group – other investments

£ millions	ESOP shares (note 36)	Listed in the UK	Listed overseas	Unlisted	Total
At 3 February 2001	95.7	0.4	4.0	35.8	135.9
Additions	29.0	–	–	10.5	39.5
Disposals and write-off of carrying value	(12.8)	–	–	(40.2)	(53.0)
At 2 February 2002	111.9	0.4	4.0	6.1	122.4
Market value of listed investments at 2 February 2002	103.1	0.5	12.5		

The disposal of unlisted investments includes the Group's exit from a number of e-commerce investments together with the write-off of the Group's investment in Dekor Inc. These transactions have given rise to losses on the disposal of Virtueller Bau-Markt A.G. (£4.8m), Recommend Limited (£3.0m), Dekor Inc. (£23.2m) and Think Natural Limited (£4.5m) as set out in note 4.

Within investments listed overseas, the Group owns 11.96% of Groupe Go Sport S.A. (sports leisurewear and equipment retailer), a company listed and registered in France. The Group exercises no significant influence over the operations of Groupe Go Sport S.A. and hence reports its interest as a cost of investment.

15 Fixed asset investments continued

Company – investments in Group companies and own shares

£ millions	ESOP shares (note 36)	Unlisted	Investment in associates	Investment in Group companies	Total
At 3 February 2001	95.7	19.7	–	1,571.2	1,686.6
Additions	29.0	2.3	72.9	286.1	390.3
Disposals and provision against carrying value	(12.8)	(17.9)	–	(386.8)	(417.5)
Transferred to Woolworths Group plc on demerger	–	–	–	(166.6)	(166.6)
At 2 February 2002	111.9	4.1	72.9	1,303.9	1,492.8

The directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. The following information relates to those subsidiary undertakings, joint ventures and associated undertakings of the Group at the year end whose results or financial position, in the opinion of the directors, principally affect the figures of the Group.

Company	Country of incorporation and operation	% owned and voting rights	Description of share classes owned	Main activity
Principal subsidiaries				
B&Q (China) B.V.✧	Netherlands	100%	ordinary	Retailing
B&Q plc	Great Britain	55.9%+ and 100%	ordinary and special•	Retailing
BCC Holding Amstelveen B.V.§	Netherlands	100%	ordinary	Retailing
BUT S.A.*§	France	100%	ordinary	Retailing
Castorama Dubois Investissements S.C.A.§	France	55.9%+	ordinary	Retailing
Chartwell Land plc†	Great Britain	100%	ordinary	Property investment and development
Comet Group plc	Great Britain	100%	ordinary	Retailing
Crealfi S.A. (see note 5)△§	France	50%	ordinary	Finance
Datart Luxembourg S.A.✧	Luxembourg	60%	ordinary	Retailing
Etablissements Darty et Fils S.A.§	France	100%	ordinary	Retailing
Financière Kingfisher S.A.§	France	100%	ordinary	Finance
Halcyon Finance Ltd†	Great Britain	100%	ordinary	Finance
New Vanden Borre S.A.§	Belgium	100%	ordinary	Retailing
NOM1 S.A.§	Poland	99.1%	ordinary	Retailing
ProMarkt Holding GmbH & Co KG§	Germany	100%	ordinary	Retailing
Principal joint ventures				
B&Q International Co. Ltd✧	Taiwan	50%	ordinary	Retailing
Flogistics Ltd†	UK	50%	ordinary	Gift vouchers
Koçtas Yapi Marketleri Ticaret A.S.✧	Turkey	50%	ordinary	Retailing
Principal associated undertakings				
Fidem S.A.§	France	49%	ordinary	Finance
Hornbach Holding A.G.†	Germany	12.5%◆	ordinary	Retailing

† Held directly by Kingfisher plc.
✧ Owing to local conditions and to avoid undue delay in the presentation of the Group accounts, these companies made up their accounts to 31 December 2001.
§ Owing to local conditions, these companies made up their accounts to 31 January 2002.
* BUT S.A. has consolidated some franchisee operations in which it has less than 50% of the voting rights but exercises a dominant influence through franchise agreements in place.
+ The merged Castorama and B&Q group is 55.9% owned (54.8% fully diluted). Kingfisher plc, through its wholly-owned subsidiaries, has 50.06% voting rights.
• The special shares in B&Q are owned 100% by Kingfisher Group Limited and are non-voting.
◆ The Group's 12.5% interest in the total share capital of Hornbach Holding A.G. represents 25% of the voting ordinary shares.
△ Crealfi S.A. qualifies as a subsidiary on the basis of the Group's ability to exercise control.

All the companies incorporated in Great Britain are registered in England and Wales.

16 Development work in progress and stocks

During the year £3.3m (2001: £4.4m) of interest was capitalised in development work in progress. At the year end development work in progress includes £4.0m (2001: £2.7m) of capitalised interest. Stocks wholly comprise finished goods and goods for resale.

17 Debtors

	Group		Company	
£ millions	**2002**	2001	**2002**	2001
Amounts falling due within one year				
Trade debtors	**438.6**	532.0	**–**	–
Owed by subsidiary undertakings	**–**	–	**4,698.8**	5,916.1
Owed by joint ventures	**5.6**	1.8	**–**	–
Property debtors	**15.1**	25.5	**–**	–
Corporation tax	**2.4**	1.7	**–**	–
Other debtors	**288.5**	249.9	**13.7**	5.9
Prepayments	**154.3**	162.6	**1.0**	0.3
	904.5	973.5	**4,713.5**	5,922.3
Amounts falling due after more than one year				
Trade debtors	**–**	13.1	**–**	–
Other debtors	**57.5**	9.1	**–**	–
	57.5	22.2	**–**	–
Total debtors	**962.0**	995.7	**4,713.5**	5,922.3

18 Securitised consumer receivables

In the prior year ended 3 February 2001 the Group included securitised consumer receivables of £261.1m raising funds of £211.8m and this was shown on the balance sheet using linked presentation.

These securitised consumer receivables derived from the provision of credit facilities by Time Retail Finance Limited, a financial services business, which was sold by the Group on 31 January 2002 (see note 37).

19 Current asset investments

	Group	
£ millions	**2002**	2001
Deposits and investments		
Deposited and listed in the United Kingdom	**156.7**	135.1
Deposited and listed overseas	**16.1**	31.6
Unlisted investments	**1.9**	1.9
	174.7	168.6

The amounts shown above, excluding unlisted investments, include cash deposits of £41.9m (2001: £38.7m), comprising certificates of deposits and money market deposits, attracting interest rates based on LIBOR or EURIBOR, fixed for periods of up to 12 months. The remainder are investments in debt securities of £130.9m (2001: £129.9m). These investments are primarily at floating rates of interest based on LIBOR or EURIBOR, fixed for periods of up to 12 months. Investments of £96.1m (2001: £104.6m) are pledged to meet certain insurance liabilities.

20 Creditors: amounts falling due within one year

£ millions	Group 2002	Group 2001	Company 2002	Company 2001
Amounts falling due within one year				
Bank loans and overdrafts	**399.4**	430.9	**–**	96.1
Medium term notes	**493.4**	316.8	**493.4**	316.8
Commercial paper	**9.0**	461.7	**–**	451.0
Trade creditors	**1,072.8**	1,185.3	**–**	–
Bills payable	**–**	147.7	**–**	147.7
Owed to subsidiary undertakings	**–**	–	**1,254.8**	3,656.2
Owed to joint ventures	**5.5**	5.8	**–**	–
Corporation tax	**138.3**	149.7	**–**	–
Other taxation and social security	**270.1**	359.5	**–**	–
Other creditors	**175.9**	140.2	**50.7**	0.8
Accruals and deferred income	**524.3**	605.4	**58.1**	104.9
Proposed dividend payable by parent	**98.9**	157.1	**98.9**	157.1
Proposed dividend payable by subsidiary to minority	**32.2**	31.1	**–**	–
Obligations under finance leases	**13.4**	12.7	**–**	–
	3,233.2	4,003.9	**1,955.9**	4,930.6

Within bank loans and overdrafts an amount of £38.2m (2001: £24.8m) is secured over property, stock and other assets.

21 Creditors: amounts falling due after more than one year

£ millions	Group 2002	Group 2001	Company 2002	Company 2001
Amounts falling due after more than one year				
Eurosterling bond	**199.3**	199.3	**199.3**	199.3
Bank loans	**215.1**	128.0	**–**	–
Medium term notes	**246.3**	427.7	**246.3**	427.7
External funding	**660.7**	755.0	**445.6**	627.0
Accruals and deferred income	**89.1**	89.6	**–**	–
Obligations under finance leases	**30.4**	36.5	**–**	–
	780.2	881.1	**445.6**	627.0
External funding and finance leases fall due for repayment as follows:				
Between one and two years	**192.9**	365.2	**44.6**	277.7
Between two and five years	**84.4**	29.7	**52.8**	–
After five years other than by instalments	**383.4**	360.1	**348.2**	349.3
External funding	**660.7**	755.0	**445.6**	627.0
Obligations under finance leases between one and five years	**18.8**	23.2	**–**	–
Obligations under finance leases over five years	**11.6**	13.3	**–**	–
	30.4	36.5	**–**	–

Within bank loans an amount of £10.3m (2001: £2.6m) is secured over property, stock and other assets.

The £200m Eurosterling bond carries an annual coupon of 8.125%, which has been swapped into a floating rate interest obligation against three-month LIBOR. The bond matures on 14 February 2007.

The proceeds of the medium term notes have been raised in sterling or euro or swapped into either sterling or euro obligations. The notes pay interest based on LIBOR or EURIBOR, fixed for periods of up to three years.

22 Interest rate and currency profile of gross financial liabilities

Currency	Gross liabilities £ millions	Floating liabilities £ millions	Fixed liabilities £ millions	Weighted average interest rate on fixed liabilities %	Weighted average time for which rate is fixed Years	Non-interest bearing liabilities £ millions	Weighted average time until maturity Years
At 2 February 2002							
Sterling	797.4	636.4	154.3	5.89	0.6	6.7	7.1
Euro	813.4	557.9	170.8	5.02	3.5	84.7	2.4
Other	82.7	65.9	16.6	5.60	0.6	0.2	1.0
Gross liabilities	1,693.5	1,260.2	341.7	5.44	2.0	91.6	2.7

Of which:	
Bank loans and overdrafts (see note 20)	399.4
Medium term notes (see note 20)	493.4
Commercial paper (see note 20)	9.0
Obligations under finance leases less than one year (see note 20)	13.4
External funding due after more than one year (see note 21)	660.7
Other accruals and deferred income (excluding warranty provision)	83.7
Onerous property contracts (see note 29)	3.5
Obligations under finance leases more than one year (see note 21)	30.4
	1,693.5

Currency	Gross liabilities £ millions	Floating liabilities £ millions	Fixed liabilities £ millions	Weighted average interest rate on fixed liabilities %	Weighted average time for which rate is fixed Years	Non-interest bearing liabilities £ millions	Weighted average time until maturity Years
At 3 February 2001							
Sterling	1,331.5	1,264.5	58.3	6.57	2.3	8.7	7.2
Euro	790.8	615.3	159.5	4.80	3.0	16.0	2.4
Other	60.7	56.4	2.6	8.87	10.0	1.7	1.0
Gross liabilities	2,183.0	1,936.2	220.4	5.32	2.9	26.4	3.9

Of which:	
Bank loans and overdrafts (see note 20)	430.9
Medium term notes (see note 20)	316.8
Commercial paper (see note 20)	461.7
Bills payable (see note 20)	147.7
Obligations under finance leases less than one year (see note 20)	12.7
External funding due after more than one year (see note 21)	755.0
Other accruals and deferred income (excluding warranty provision)	15.6
Onerous property contracts (see note 29)	6.1
Obligations under finance leases more than one year (see note 21)	36.5
	2,183.0

The floating rate liabilities have interest rates based upon LIBOR and EURIBOR, fixed for periods of up to 12 months.

23 Interest rate and currency profile of gross financial assets

Currency	Gross assets £ millions	Floating rate assets £ millions	Fixed rate assets £ millions	Weighted average interest rate on fixed rate assets %	Weighted average time for which rate is fixed Years	Non-interest bearing assets £ millions	Weighted average time until maturity Years
At 2 February 2002							
Sterling	438.0	372.5	14.9	3.86	0.1	50.6	2.6
Euro	165.4	58.3	8.3	3.37	2.2	98.8	–
Other	26.7	11.6	9.5	3.00	1.8	5.6	–
Gross financial assets	630.1	442.4	32.7	3.40	1.4	155.0	0.8

Of which:	
Fixed asset investments (excluding ESOP shares)	10.5
Debtors due after more than one year (see note 17)	57.5
Current asset investments (see note 19)	174.7
Cash at bank and in hand	387.4
	630.1

Currency	Gross assets £ millions	Floating rate assets £ millions	Fixed rate assets £ millions	Weighted average interest rate on fixed rate assets %	Weighted average time for which rate is fixed Years	Non-interest bearing assets £ millions	Weighted average time until maturity Years
At 3 February 2001							
Sterling	285.7	183.8	–	–	–	101.9	–
Euro	96.9	35.8	1.5	3.99	4.3	59.5	–
Other	17.8	9.9	–	–	–	7.9	–
Gross financial assets	400.4	229.5	1.5	3.99	4.3	169.3	–

Of which:	
Fixed asset investments (excluding ESOP shares)	40.2
Debtors due after more than one year (see note 17)	22.2
Consumer receivables	49.3
Current asset investments (see note 19)	168.6
Cash at bank and in hand	120.1
	400.4

The floating rate financial assets have interest rates based upon LIBOR and EURIBOR, fixed for periods of up to 12 months.

24 Currency risk

To mitigate the effect of currency exposures arising from overseas investments, the Group borrows in the local currencies of its main operating subsidiaries. Gains and losses arising on net investments overseas and the financial instruments used to hedge the currency exposures are recognised in the statement of recognised gains and losses.

After taking into account the effect of any hedging transactions entered into to manage currency exposures, there were no significant net foreign currency monetary assets or liabilities at the balance sheet date. Matched assets and liabilities are those that generate no gain or loss in the profit and loss account either because they are denominated in the same currency as the Group operations to which they belong or because they qualify under SSAP 20 as a foreign currency borrowing providing a hedge against a foreign equity investment.

25 Maturity of financial liabilities

The maturity of the Group's gross financial liabilities is as follows:

£ millions	2002	2001
Within one year	915.2	1,369.7
Between one and two years	288.9	395.9
Between two and five years	94.4	43.9
Over five years	395.0	373.5
	1,693.5	2,183.0

26 Borrowing facilities

At 2 February 2002 the Group had the following undrawn committed borrowing facilities available:

£ millions	2002	2001
Expiring within one year	32.1	315.9
Expiring in more than one year but no more than two years	–	400.6
Expiring beyond two years	720.0	–
	752.1	716.5

27 Fair values of financial assets and liabilities

Set out below is a year end comparison of fair and book values of all the Group's financial instruments by category. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest and exchange rates.

	2002		2001	
£ millions	Book value	Fair value	Book value	Fair value
Primary financial instruments held or issued to finance the Group's operations				
Fixed asset investments (excluding ESOP shares)	10.5	19.1	40.2	62.6
Long-term borrowings	(494.8)	(527.1)	(783.8)	(813.9)
	(484.3)	(508.0)	(743.6)	(751.3)
Derivative financial instruments held to manage the interest rate and currency profile				
Interest rate swaps and similar instruments	21.9	49.5	20.9	44.8
Cross currency interest rate swaps	(44.7)	(39.1)	(19.8)	(19.4)
Currency options	–	–	–	(0.4)
Forward foreign currency contracts	–	1.8	–	1.5
	(22.8)	12.2	1.1	26.5
	(507.1)	(495.8)	(742.5)	(724.8)

There are no material differences between the book and fair values of the Group's other financial assets and liabilities.

28 Hedges

Derivative financial instruments are accounted for using hedge accounting to the extent that they are held to hedge a financial asset or liability and their gains and losses are not recognised until the exposure that is being hedged is itself recognised. Where such instruments do not hedge an underlying asset or liability, they are accounted for using fair value accounting.

At 2 February 2002 £ millions	Gains	Losses	**Total net gains**
Unrecognised gains and losses on hedges at 3 February 2001	27.8	(3.5)	**24.3**
Gains and losses arising in previous years or pre-acquisition periods that were recognised in the period to 2 February 2002	6.7	(1.1)	**5.6**
Gains and losses arising in the previous years or pre-acquisition periods that were not recognised in the period to 2 February 2002	21.1	(2.4)	**18.7**
Gains and losses arising in the period ending 2 February 2002 that were not recognised in that period	17.2	(2.7)	**14.5**
Unrecognised gains and losses on hedges at 2 February 2002	38.3	(5.1)	**33.2**
Of which:			
Gains and losses expected to be recognised within one year	18.4	(0.9)	**17.5**
Gains and losses expected to be recognised after more than one year	19.9	(4.2)	**15.7**
	38.3	(5.1)	**33.2**

At 3 February 2001 £ millions	Gains	Losses	**Total net gains**
Unrecognised gains and losses on hedges at 29 January 2000	30.9	(5.4)	**25.5**
Gains and losses arising in previous years or pre-acquisition periods that were recognised in the period to 3 February 2001	11.7	(2.8)	**8.9**
Gains and losses arising in the previous years or pre-acquisition periods that were not recognised in the period to 3 February 2001	19.2	(2.6)	**16.6**
Gains and losses arising in the period ending 3 February 2001 that were not recognised in that period	8.6	(0.9)	**7.7**
Unrecognised gains and losses on hedges at 3 February 2001	27.8	(3.5)	**24.3**
Of which:			
Gains and losses expected to be recognised within one year	6.7	(1.1)	**5.6**
Gains and losses expected to be recognised after more than one year	21.1	(2.4)	**18.7**
	27.8	(3.5)	**24.3**

29 Provisions for liabilities and charges

£ millions	Pensions	Deferred tax	Onerous property contracts	**Total**
Balance at 3 February 2001	12.2	1.4	6.1	**19.7**
Prior year adjustment (see note 1)	–	54.0	–	**54.0**
Balance at 3 February 2001 as restated	12.2	55.4	6.1	**73.7**
Charge to profit and loss account	0.8	6.1	1.1	**8.0**
Utilised in the year	(0.3)	–	(0.7)	**(1.0)**
Transferred with Woolworths Group plc on demerger	(2.8)	(20.6)	(1.5)	**(24.9)**
Subsidiary undertakings at date of disposal	(0.7)	(8.5)	(1.5)	**(10.7)**
Effect of foreign exchange rate changes	(0.3)	0.1	–	**(0.2)**
Balance at 2 February 2002	8.9	32.5	3.5	**44.9**

	Provided		**Not provided**	
£ millions	**2002**	As restated 2001	**2002**	As restated 2001
Deferred taxation				
Accelerated capital allowances	**35.6**	60.3	**–**	–
Revalued properties	**–**	–	**169.3**	223.1
Losses	**–**	–	**(101.8)**	(78.8)
Other timing differences	**(3.1)**	(4.9)	**(6.0)**	(5.8)
	32.5	55.4	**61.5**	138.5

Within the pensions provision, the final salary pension fund provision for the UK pension scheme is £3.0m (2001: £6.5m). This provision arises through accounting for the UK pension costs under SSAP 24 (see note 34). The remaining pension provision of £5.9m (2001: £5.7m) relates to overseas pension schemes.

Within the onerous property contracts provision, the Group has provided against future liabilities for all properties sublet at a shortfall and long-term idle properties. The provision is based on the value of future cash outflows relating to rent, rates and service charges. Due to the uncertainty relating to the timing of disposals and the related difficulty in predicting future successes, prudent estimates have been included in the assessment of the provision requirement.

The deferred tax not provided on revalued French and UK properties relates to the tax that would arise (net of available reliefs including capital losses) if those properties were sold for the revalued amount. No provision has been made as there is either no intention to dispose of those properties, or in the case of properties which may be disposed of, no tax liability is expected to arise.

Losses and other timing differences which have not been recognised as deferred tax assets will be recoverable when there are taxable profits available against which they can be relieved.

Deferred tax has been included on unremitted earnings of overseas subsidiaries only where there is an intention to remit these in the foreseeable future.

30 Called up share capital

Authorised	2002 Number of ordinary shares millions	2002 £ millions	2001 Number of ordinary shares millions	2001 £ millions
Ordinary shares of 13.75p each (2001: 12.5p each)	1,454.5	200.0	1,600.0	200.0

Allotted and fully paid	Number of ordinary shares millions	2002 £ millions	2001 £ millions
Ordinary shares of 12.5p each at start of year	1,396.7	174.6	171.0
Scrip dividend alternative	7.3	0.9	1.3
Options exercised under ShareSave at between 184.5p and 506.0p per share	2.0	0.3	0.6
Options exercised under the Executive Share Option Scheme at between 220.0p and 496.5p per share	1.1	0.1	1.7
	1,407.1	175.9	174.6
Effect of share consolidation	(127.9)		
Ordinary shares of 13.75p each	1,279.2	175.9	
Scrip dividend alternative	10.0	1.4	
Options exercised under ShareSave at between 233.5p and 506.0p per share	0.6	0.1	
Options exercised under the Executive Share Option Scheme at between 225.0p and 328.5p per share	2.2	0.3	
Ordinary shares of 13.75p each at end of year	1,292.0	177.7	

On 3 February 2001 there were 1,396.7 million ordinary shares of 12.5p each in issue. On 28 August 2001 Kingfisher plc shares were consolidated on a 10 for 11 basis into ordinary shares of 13.75p, as approved by shareholders at an extraordinary general meeting on 24 August 2001.

31 Reserves

£ millions	Group Share premium account	Revaluation reserve	Non-distributable reserve	Profit and loss account	**Total**
At 3 February 2001 as previously stated	345.9	574.1	148.2	1,740.3	**2,808.5**
Prior year adjustment (see note 1)	–	–	–	(46.4)	**(46.4)**
At 3 February 2001 as restated	345.9	574.1	148.2	1,693.9	**2,762.1**
Shares issued under option schemes	19.4	–	–	(4.5)	**14.9**
Scrip dividend alternative	–	–	–	62.1	**62.1**
Loss for the financial year	–	–	–	(248.8)	**(248.8)**
Ordinary dividends on equity shares	–	–	–	(152.3)	**(152.3)**
Dividend in specie relating to the demerger of Woolworths Group plc	–	–	–	(455.2)	**(455.2)**
Goodwill resurrected on demerger of Woolworths Group plc	–	–	–	7.5	**7.5**
Unrealised surplus on revaluation of properties (see note 14)	–	27.9	–	–	**27.9**
Prior year property revaluation surplus now realised	–	(196.9)	–	196.9	**–**
Minority decrease in Castorama	–	–	–	2.7	**2.7**
Net foreign exchange adjustments	–	–	–	(26.4)	**(26.4)**
Tax on exchange adjustments	–	–	–	(2.9)	**(2.9)**
Goodwill resurrected on disposal of subsidiaries	–	–	–	303.4	**303.4**
At 2 February 2002	365.3	405.1	148.2	1,376.4	**2,295.0**

The cumulative amount of goodwill written off directly to reserves is £1,230.3m (2001: £1,541.2m).

Included in the revaluation reserve is an unrealised surplus of £53.4m relating to investment properties.

Included in net foreign exchange adjustments are exchange gains of £9.9m (2001: exchange loss of £(9.5)m) arising on borrowings denominated in, or swapped into, foreign currencies designated as hedges of net investments overseas.

£ millions	Company Share premium account	Non-distributable reserve	Profit and loss account	**Total**
At 3 February 2001	345.9	936.0	602.8	**1,884.7**
Shares issued under option schemes	19.4	–	–	**19.4**
Scrip dividend alternative	–	–	62.1	**62.1**
Transfer of reserves	–	(236.0)	236.0	**–**
Loss for the financial year	–	–	(123.2)	**(123.2)**
Dividend in specie relating to the demerger of Woolworths Group plc	–	–	(166.6)	**(166.6)**
Dividend in specie received from subsidiary	–	2,223.4	–	**2,223.4**
At 2 February 2002	365.3	2,923.4	611.1	**3,899.8**

The company profit on ordinary activities after taxation was £31.3m (2001: loss of £(2.1)m).

The non-distributable reserve represents the premium on the issue of convertible loan stock in 1993, the merger reserve relating to the acquisition of Darty and a dividend received from a subsidiary prior to the demerger of Woolworths Group plc. The transfer in the year of £236.0m represents the merger reserve arising on the acquisition of the Superdrug business which was sold in the year.

32 Reconciliation of movement in equity shareholders' funds

£ millions	2002	As restated 2001
(Loss)/profit for the financial year attributable to the members of Kingfisher plc	(248.8)	410.1
Ordinary dividends on equity shares	(152.3)	(214.8)
Dividend in specie relating to the demerger of Woolworths Group plc	(455.2)	–
	(856.3)	195.3
Foreign exchange adjustments (net of tax)	(29.3)	10.8
Unrealised surplus on revaluation of properties (see note 14)	27.9	53.9
Shares issued under option schemes	15.7	51.3
Scrip issue	64.4	57.8
Minority decrease/(increase) in Castorama	2.7	(0.9)
Goodwill resurrected on disposal of subsidiaries	303.4	–
Goodwill resurrected on demerger of Woolworths Group plc	7.5	–
Net (reduction in)/addition to shareholders' funds	(464.0)	368.2
Opening shareholders' funds (originally £2,983.1m before deducting prior year adjustment of £46.4m)	2,936.7	2,568.5
Closing shareholders' funds	2,472.7	2,936.7

33 Consolidated cash flow

(a) Reconciliation of operating profit to net cash flow from operating activities

£ millions	2002	2001
Group operating profit	448.8	704.5
Impairment charge	93.7	–
Depreciation and amortisation	232.2	233.7
Decrease in development work in progress	27.7	7.5
Increase in stocks	(72.3)	(377.3)
Increase in debtors	(119.1)	(143.6)
Increase in creditors	210.6	127.8
Loss on disposal of fixed assets	3.7	10.6
Net cash inflow from operating activities	825.3	563.2

(b) Analysis of changes in cash

	2002				2001			
£ millions	Net cash	Liquid resources	Financing	Total	Net cash	Liquid resources	Financing	Total
At start of year	106.3	13.8	–	120.1	138.6	18.0	–	156.6
Cash in joint venture becoming a subsidiary	12.9	–	–	12.9	–	–	–	–
Foreign exchange effects	(2.2)	–	–	(2.2)	1.0	–	–	1.0
Increase/(decrease) in short-term deposits	–	276.3	–	276.3	–	(4.2)	–	(4.2)
Net cash outflow	(19.7)	–	–	(19.7)	(33.3)	–	–	(33.3)
At end of year	97.3	290.1	–	387.4	106.3	13.8	–	120.1

33 Consolidated cash flow continued

(c) Analysis of changes in investments

£ millions	2002 Net cash	2002 Liquid resources	2002 Financing	2002 Total	2001 Net cash	2001 Liquid resources	2001 Financing	2001 Total
At start of year	–	168.6	–	168.6	–	352.3	–	352.3
Foreign exchange effects	–	(1.7)	–	(1.7)	–	–	–	–
Increase in market value of investments	–	6.2	–	6.2	–	–	–	–
Increase/(decrease) in short-term investments	–	1.6	–	1.6	–	(183.7)	–	(183.7)
At end of year	–	174.7	–	174.7	–	168.6	–	168.6

Investments included as liquid resources comprise amounts held to meet current and future claims under insurance policies underwritten by the Group (note 19).

(d) Analysis of changes in gross debt*

£ millions	2002 Net cash	2002 Liquid resources	2002 Financing	2002 Total	2001 Net cash	2001 Liquid resources	2001 Financing	2001 Total
At start of year	(160.1)	–	(2,002.4)	(2,162.5)	(173.0)	–	(1,356.7)	(1,529.7)
Debt in joint venture becoming a subsidiary/ in subsidiaries acquired	–	–	(102.3)	(102.3)	(0.8)	–	–	(0.8)
Debt demerged with Woolworths Group plc	–	–	191.8	191.8	–	–	–	–
Foreign exchange effects	4.5	–	17.3	21.8	(0.7)	–	(15.2)	(15.9)
Net cash inflow	66.0	–	–	66.0	14.4	–	–	14.4
Decrease/(increase) in debt and lease financing	–	–	378.9	378.9	–	–	(630.5)	(630.5)
At end of year	(89.6)	–	(1,516.7)	(1,606.3)	(160.1)	–	(2,002.4)	(2,162.5)

*Includes bank loans and overdrafts, bills payable, medium-term notes, commercial paper, all external funding, and finance lease creditors in notes 20 and 21.

(e) Total net debt

£ millions	2002 Net cash	2002 Liquid resources	2002 Financing	2002 Total	2001 Net cash	2001 Liquid resources	2001 Financing	2001 Total
At start of year	(53.8)	182.4	(2,002.4)	(1,873.8)	(34.4)	370.3	(1,356.7)	(1,020.8)
Increase/(decrease) in cash	59.2	–	–	59.2	(18.9)	–	–	(18.9)
Debt in joint venture becoming a subsidiary/ in subsidiaries acquired	–	–	(102.3)	(102.3)	(0.8)	–	–	(0.8)
Debt demerged with Woolworths Group plc	–	–	191.8	191.8	–	–	–	–
Increase/(decrease) in short-term deposits	–	276.3	–	276.3	–	(4.2)	–	(4.2)
Decrease/(increase) in debt and lease financing	–	–	378.9	378.9	–	–	(630.5)	(630.5)
Increase/(decrease) in short-term investments	–	1.6	–	1.6	–	(183.7)	–	(183.7)
Increase in market value of investments	–	6.2	–	6.2	–	–	–	–
Foreign exchange effects	2.3	(1.7)	17.3	17.9	0.3	–	(15.2)	(14.9)
At end of year	7.7	464.8	(1,516.7)	(1,044.2)	(53.8)	182.4	(2,002.4)	(1,873.8)

Liquid resources comprise short-term deposits with banks which mature within 12 months of the date of inception.

34 Pension costs

Pension schemes operated and regular pension costs – SSAP 24

The Group operates a variety of pension arrangements covering both funded and unfunded defined benefit schemes and funded defined contribution schemes. By far the most significant are the funded defined benefit and defined contribution schemes for the Group's UK employees.

The total pension charge in the profit and loss account of £48.1m (2001: £46.1m) includes £3.0m (2001: £2.6m) for the UK defined contribution scheme.

A formal actuarial valuation of the UK defined benefit scheme was carried out by an independent professionally qualified actuary, at 31 March 2001, using the projected unit method of funding. In this valuation, the assets were taken at their market value of £1,077m (excluding AVCs). A value was placed on the liabilities by discounting the anticipated future benefits, including allowance where appropriate for future increases in pension and pensionable salaries, using assumptions derived by reference to market conditions as at 31 March 2001. The principal assumptions adopted for the future were an inflation rate of 3% p.a., an investment return on existing assets of 6.5% p.a., an investment return on future contributions of 6.6% p.a., pensionable pay increases of 4.6% p.a. and pension increases of 2.75% p.a.. On this basis, the assets were sufficient to cover over 101% of the scheme's liabilities. The next valuation will be made on or before 31 March 2004.

The pension cost for this scheme charged in the profit and loss account of £38.9m (2001: £37.5m) is based on the formal actuarial valuation described above and in accordance with SSAP 24 "Accounting for pension costs". Variations against regular cost have been amortised using the straight line method. The pension cost for the scheme is the same as contributions paid into the scheme by the Group during the year. The contribution rate as advised by the Actuary increased from the current rate of 12.5% of pensionable salary costs to 13.5% from 1 April 2002.

There are also funded defined benefit arrangements covering senior executives in France, for which the charge in profit and loss account was £5.4m (2001: £4.9m). A further £0.8m charge (2001: £1.1m) has been reflected in the profit and loss account in respect of other overseas pension arrangements.

FRS 17 disclosures

In November 2000 the Accounting Standards Board issued FRS 17 "Retirement Benefits" replacing SSAP 24 "Accounting for pension costs". FRS 17 is fully effective for periods ending on or after 22 June 2003, though certain disclosures are required in the transition period. These further disclosures are included below for the UK defined benefit scheme as a whole (including the assets and liabilities relating to those active members who were employees of the Woolworths Group and Superdrug at 31 March 2001 and who had the option to transfer their past service benefit to new schemes set up by those companies from 31 March 2002).

The valuation used for FRS 17 disclosures has been based on the most recent actuarial valuation at 31 March 2001 and updated to 2 February 2002 to take account of the requirements of FRS 17.

The financial assumptions used to calculate estimated scheme liabilities under FRS 17 are:

Discount rate	5.7% p.a.
Salary escalation	4.0% p.a.
Rate of pension increases	2.4% p.a.
Price inflation	2.4% p.a.

The assets in the scheme at 2 February 2002 and the expected future rates of return on them were:

	£ millions	%
Equities	702	8.0
Bonds	143	5.0
Other (principally cash)	223	4.0
Total market value of assets	1,068	6.8
Present value of scheme liabilities	(1,228)	
Deficit in the scheme	(160)	
Related deferred tax asset	48	
Net pension liability	(112)	

As noted above, these net liabilities include those of active members of Woolworths Group and Superdrug who were employed by those companies at 31 March 2001. Those members who were still employed by these companies at 31 March 2002 had the option to transfer their past service benefit to new arrangements on 31 March 2002. Based on the membership at 31 March 2001, the net liabilities at 31 January 2002 were attributable as follows:

£ millions	Kingfisher Group	Woolworths Group and Superdrug	Total
Total market value of assets	841	227	1,068
Present value of scheme liabilities	(944)	(284)	(1,228)
Deficit in the scheme	(103)	(57)	(160)
Related deferred tax asset	31	17	48
Net pension liability	(72)	(40)	(112)

If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserve at 2 February 2002 would be as follows:

Net assets	£ millions
Net assets excluding net pension liability	3,138
Pension provision under SSAP 24 (see note 29)	3
Net pension liability	(112)
Net assets including net pension liability	3,029
Reserves	
Profit and loss reserve excluding net pension liability	1,376
Pension provision under SSAP 24 (see note 29)	3
Net pension liability	(112)
Profit and loss reserve including net pension liability	1,267

35 Commitments

	Group			
£ millions	**Land and buildings 2002**	**Plant and equipment 2002**	Land and buildings 2001	Plant and equipment 2001
Annual commitments under operating leases				
Expiring within one year	**37.9**	**3.0**	31.1	8.3
Expiring between two and five years	**121.2**	**17.4**	91.0	21.0
Expiring in five years or more	**350.7**	**8.6**	451.7	–

Capital commitments contracted but not provided for by the Group amounted to £64.5m (2001: £86.1m). The Company has no capital commitments.

36 Share options

The granting of all options is made by the Remuneration Committee, which consists solely of non-executive directors.

Under the Executive, International Executive and Phantom Share Option Schemes, participants receive a bi-annual allocation of options based on their position in the Group. In granting options, the Remuneration Committee has regard to both individual and Company performance. The option price is the market price the day an offer is made; there is no discount. With effect from April 2002, the option price is the average market price over a five day period ending on the grant date, without discount. The options are capable of exercise after at least three years and within 10 years of the date of grant. The only exceptions are the Phantom Share Options granted on 23 October 1997. On the exercise of Phantom Options, applicants receive in cash the increase in value of the allocated number of notional shares in the Company. In total, 807 executives held various options as at 2 February 2002.

In addition, all permanent employees (excluding those receiving Executive Options) were granted options over 400 shares in both 1997 and 1998, provided that they were employed as at 19 March 1997 and in employment on the date of grant. These options are within the Executive Share Option Scheme.

Under the UK ShareSave Plan, eligible UK employees can enter into an Inland Revenue approved savings contract for a period of three or five years, whereby shares may be acquired with repayments under the contract. The option price is the average market price over three days shortly before an offer to subscribe, discounted by a maximum of 20%. Options are exercisable within a six month period from the conclusion of a three or five year period.

An International ShareSave Plan, along the lines of the UK ShareSave Plan is available to eligible employees in France, Belgium, and Hong Kong. It is intended that this plan be extended to other countries in due course.

There are 21,330 participants in ShareSave Plans, of which 2,948 are in the International Plan.

Following the demerger of Woolworths Group, its employees (included in the 21,330 participants mentioned above) are entitled to continue their Kingfisher ShareSave options until maturity or disassociation (the point at which the common shareholding in Woolworths Group and Kingfisher plc falls below 50%), whichever is the earlier. From this date, their options will be exercisable for a six month period.

The Qualifying Employee Share Ownership Trust (QUEST) has assumed the obligation to satisfy options granted under the UK ShareSave plan and it is intended that it will satisfy all future grants under the UK ShareSave Plan. The QUEST subscribes for shares at their market value at the time of subscription (funded by the exercise money received from option holders and contributions from Group companies). During the year, the QUEST subscribed for 2,630,296 shares for a total consideration of £10.2m. Dividends on shares held by the QUEST are waived in accordance with the trust deed.

The rules of the Executive, International Executive and Phantom Share Option Schemes and ShareSave Plans include provision for the early exercise of options in certain circumstances.

36 Share options continued

Options to subscribe under the various schemes for ordinary shares of 13.75p, including those noted in directors' interests in the Remuneration Report on pages 10 to 12 are shown in the table below.

	Date options granted	Subscription price per share (pence)	No of persons holding options	Exercisable from	Number of shares for which rights are exercisable	
					2002	2001
Executive, International Executive	23/04/91	220.0	–	23/04/94	**–**	45,906
and Phantom	24/10/91	263.3	–	24/10/94	**–**	701,314
	30/04/92	223.5	4	30/04/95	**51,200**	70,470
	15/10/92	229.3	1	15/10/95	**444,748**	444,748
	26/04/93	280.0	21	26/04/96	**117,718**	144,457
	20/10/93	327.5	1	20/10/96	**14,694**	27,528
	29/04/94	288.5	10	29/04/97	**376,018**	461,191
	15/11/94	238.0	9	15/11/97	**295,684**	565,184
	28/04/95	225.0	19	28/04/98	**337,662**	417,302
	30/10/95	250.0	16	30/10/98	**643,696**	1,042,324
	01/05/96	291.5	80	01/05/99	**1,398,290**	1,761,518
	25/10/96	320.0	26	25/10/99	**958,840**	991,532
	16/04/97	328.5	114	16/04/00	**2,200,262**	2,772,822
	23/10/97	328.5	7	16/04/00	**2,800**	4,400
	23/10/97	405.0	71	23/10/00	**1,126,624**	1,287,996
	27/04/98	549.5	215	27/04/02	**2,571,948**	3,004,950
	21/07/98	496.5	3	21/07/01	**1,200**	2,000
	26/10/98	524.0	75	26/10/02	**740,498**	783,607
	01/04/99	781.0	305	01/04/02	**1,931,453**	2,260,128
	26/05/99	804.5	5	26/05/02	**94,355**	98,966
	28/09/99	639.0	109	28/09/02	**1,113,992**	1,238,615
	17/04/00	521.0	374	17/04/03	**6,284,683**	6,983,385
	25/04/00	560.3	4	25/04/03	**24,363**	37,482
	25/09/00	473.0	357	25/09/03	**2,859,068**	3,107,620
	26/09/01	278.0	685	26/09/04	**9,513,837**	–
					33,103,633	28,255,445

36 Share options continued

	Date options granted	Subscription price per share (pence)	No of persons holding options	Exercisable from	Number of shares for which rights are exercisable 2002	2001
All-employee	16/04/97	328.5	12,907	16/04/00	5,162,800	7,247,600
	21/07/98	496.5	31,409	21/07/01	12,563,600	17,834,400
					17,726,400	25,082,000
UK and International ShareSave	05/05/95	184.5	–	01/08/00	–	42,764
	17/05/96	233.5	13	01/08/01	12,546	2,521,872
	09/05/97	264.5	–	01/08/00	–	27,686
	09/05/97	264.5	1,907	01/08/02	1,848,130	2,383,112
	07/05/98	438.0	56	01/08/01	21,568	1,196,150
	07/05/98	438.0	1,621	01/08/03	981,856	1,797,066
	07/05/99	705.0	2,178	01/08/02	361,868	732,634
	07/05/99	705.0	1,320	01/08/04	378,626	833,816
	21/10/99	506.0	2,535	01/12/02	688,277	1,565,660
	21/10/99	506.0	1,384	01/12/04	676,837	1,514,210
	21/10/99	591.0	2,249	01/12/04	693,267	912,044
	16/05/00	428.0	3,006	01/07/03	874,869	2,102,059
	16/05/00	428.0	1,310	01/07/05	653,866	1,482,269
	16/05/00	517.0	543	01/07/05	140,487	189,579
	24/10/00	365.0	3,474	01/12/03	1,441,820	3,330,422
	24/10/00	365.0	1,539	01/12/05	1,160,213	2,705,575
	24/10/00	387.0	246	01/12/05	99,522	205,460
	23/10/01	226.5	5,881	01/12/04	6,693,099	–
	23/10/01	226.5	2,549	01/12/06	5,776,533	–
	23/10/01	311.5	345	01/12/05	296,501	–
					22,799,885	23,542,378
					73,629,918	76,879,823

The table above includes options which will be met by shares held in the Employee Share Ownership Plan Trust (ESOP).

The Employee Share Ownership Plan Trust (ESOP)

The Kingfisher ESOP is a discretionary trust which has been funded by a £113.5m interest-free loan from the Company and its subsidiaries to acquire shares in Kingfisher plc.

The ESOP's current shareholding is 26,570,427 shares valued at £103.1m on 2 February 2002. Dividends on these shares have not been waived. The cost of running the trust is included in the profit and loss account. Where options have been granted with an exercise price below the average purchase price, the difference has been provided in full.

The ESOP has undertaken:

(a) to transfer shares to employees on exercise of various options granted under the Executive and International Executive Share Option Schemes;

(b) to pay the cash sum due on exercise of rights granted under the Phantom Share Option Scheme (the ESOP will realise the due sum if necessary by selling in the market sufficient of its shares to realise that sum);

(c) to transfer the shares due on exercise of the Share Appreciation Rights granted to Belgian employees under the International ShareSave Plan;

(d) to transfer shares under the Value Enhancement Plan in accordance with the rules.

36 Share options continued

As at 2 February 2002 the liabilities of the ESOP were as follows:

	Date rights granted	Acquisition price per share (pence)	Number of persons holding rights	Exercisable/ deliverable from	Number of shares for which rights are exercisable 2002	2001
Executive and International Executive	29/04/94	288.5	7	29/04/97	**91,168**	91,168
	15/11/94	238.0	2	15/11/97	**36,376**	36,376
	27/04/98	549.5	210	27/04/02	**2,498,880**	2,864,576
	01/04/99	781.0	298	01/04/02	**1,863,085**	2,138,768
	26/05/99	804.5	5	26/05/02	**94,355**	98,966
	28/09/99	639.0	107	28/09/02	**1,099,752**	1,219,775
	17/04/00	521.0	367	17/04/03	**6,151,530**	6,823,285
	25/04/00	560.3	4	25/04/03	**24,363**	37,482
	25/09/00	473.0	349	25/09/03	**2,770,007**	3,015,418
	26/09/01	278.0	606	26/09/04	**7,332,452**	–
					21,961,968	16,325,814
Phantom	30/04/92	223.5	2	30/04/95	**16,214**	35,484
	26/04/93	280.0	12	26/04/96	**48,808**	64,397
	01/05/96	291.5	1	01/05/99	**45,144**	45,144
	16/04/97	328.5	3	16/04/00	**73,878**	73,878
	23/10/97	328.5	7	16/04/00	**2,800**	4,400
	23/10/97	405.0	1	23/10/00	**12,962**	106,154
	27/04/98	549.5	5	27/04/02	**73,068**	140,374
	21/07/98	496.5	3	21/07/01	**1,200**	2,000
	26/10/98	524.0	1	26/10/02	**7,714**	7,714
	01/04/99	781.0	7	01/04/02	**68,368**	121,360
	28/09/99	639.0	2	28/09/02	**14,240**	18,840
	17/04/00	521.0	7	17/04/03	**133,153**	160,100
	25/09/00	473.0	8	25/09/03	**89,061**	92,202
	26/09/01	278.0	20	26/09/04	**264,475**	–
					851,085	872,047

36 Share options continued

	Date rights granted	Acquisition price per share (pence)	No of persons holding rights	Exercisable/ deliverable from	Number of shares for which rights are exercisable 2002	2001
International ShareSave	21/10/99	506.0	23	01/12/02	6,441	15,517
	21/10/99	506.0	9	01/12/04	2,948	4,073
	16/05/00	428.0	7	01/07/03	1,503	7,742
	16/05/00	428.0	3	01/07/05	994	1,344
	24/10/00	365.0	–	01/12/05	–	6,083
	23/10/01	226.5	50	01/12/04	51,344	–
	23/10/01	226.5	15	01/12/06	16,602	–
					79,832	34,759
Value Enhancement Plan	17/03/99	–	5	17/03/01	–	44,667
	22/03/00	–	6	22/03/01	–	57,798
	22/03/00	–	6	22/03/02	57,796	57,797
	14/03/01	–	7	14/03/02	68,014	–
	14/03/01	–	7	14/03/02	68,011	–
					193,821	160,262
Kingfisher Incentive Plan	14/03/01	–	45	14/03/04	400,389	–
					400,389	–
Unallocated					3,083,332	2,738,927
					26,570,427	20,131,809

37 Acquisitions, disposals and demerger

The Group has made a number of acquisitions during the year including the acquisition of 10 BUT stores previously operated by franchise, the acquisition of Yagma A.G., a German Electrical e-commerce business and the increase of the Group's share in NOMI S.A., the Polish Home Improvement business.

A financial summary of these transactions is as follows:

£ millions	Book value	Fair value adjustments	Fair value to the Group
Tangible fixed assets	2.8	–	2.8
Stocks	0.4	–	0.4
Other current assets	6.0	–	6.0
Creditors	(1.0)	–	(1.0)
	8.2	–	8.2

£ millions	Goodwill arising
Cash consideration	18.0
Net assets acquired	(8.2)
Minority interest acquired	(1.6)
Goodwill	8.2

37 Acquisitions, disposals and demerger continued

During the year, the Group has disposed of Superdrug Stores plc, a UK retail business, and Time Retail Finance Limited, a UK financial services business. A financial summary of these transactions is as follows:

£ millions	Superdrug Stores plc	Time Retail Finance Ltd	Total
Fixed assets	184.6	2.3	186.9
Investments	–	0.7	0.7
Stocks	160.7	–	160.7
Other current assets	52.7	124.6	177.3
Creditors	(80.3)	(25.1)	(105.4)
Provisions	(10.7)	–	(10.7)
	307.0	102.5	409.5

£ millions			
Cash consideration	252.0	176.1	428.1
Net assets disposed	(307.0)	(102.5)	(409.5)
	(55.0)	73.6	18.6
Goodwill resurrected on disposal of subsidiaries	(287.5)	(15.9)	(303.4)
(Loss)/profit on disposal (see note 4)	(342.5)	57.7	(284.8)

On 28 August 2001, the Group demerged Woolworths Group plc. A financial summary of the net assets of the demerged Woolworths Group at demerger date is as follows:

£ millions	
Fixed assets	439.1
Stocks	395.5
Other current assets	118.2
Creditors	(288.4)
Provisions	(24.9)
Net assets of Woolworths Group plc on demerger	639.5
Goodwill resurrected on demerger of Woolworths Group plc	7.5
Debt transferred on demerger	(191.8)
Dividend in specie	455.2

The principal cash flows relating to discontinued operations to the date of demerger or disposal were:

£ millions	
Net cash inflow from operating activities	38.6
Payments to acquire tangible fixed assets	(46.6)
Receipts from the sale of tangible fixed assets	546.2
Disposal of subsidiary undertakings	252.0
Debt demerged with Woolworths Group plc	191.8

As referred to in notes 5 and 15, the reorganisation of certain of the Group's consumer finance operations in France resulted in Crealfi being controlled by the Group. As a result, Crealfi became a subsidiary effective from 31 December 2001. The reorganisation was effected by the transfer of the net assets of Castofi to Menafinance, in which the Group maintained its 50% shareholding. As the fair value of the consideration, namely the Group's investment in Castofi and the Group share of the fair value of the net assets acquired was equal to their book values, no goodwill arose as a result of this transaction and there was no material impact on the Group's profit and loss account.

£ millions	Book and fair value
Current assets (principally debtors)	192.5
Creditors (principally debt)	(178.1)
	14.4

38 Related party transactions

During the year, the Company and its subsidiaries carried out a number of transactions with related parties in the normal course of business and on an arm's length basis. The names of the related parties, the nature of these transactions and their total value is shown below:

£ thousands	2002 Value of transactions	2002 Receivable/ (Payable) at year end	2001 Value of transactions	2001 Receivable/ (Payable) at year end
Transactions with B&Q International Co. in which the Group holds a 50% interest:				
Provision of employee services	623	–	305	–
Sale of store fixtures	977	598	686	438
Transactions with Cinema Club Ltd in which the Group held a 50% interest, until the demerger				
Provision of administration and distribution services	779	–	1,609	685
Turnover payable less royalties	(7,136)	–	(12,111)	(6,465)
Transactions with Woolworths Group plc, following the demerger:				
Redemption of Kingfisher gift vouchers, issued pre-demerger	(1,372)	(695)	n/a	n/a
Rent charged	12,208	159	n/a	n/a
Charges in respect of services provided by Kingfisher plc and its subsidiaries	3,159	2,509	n/a	n/a
Contributions by Woolworths Group plc to the Kingfisher plc pension plan	8,249	(94)	n/a	n/a
Transactions with Flogistics Ltd, since 28 August 2001, in which the Group holds a 50% interest:				
Administration charge	(96)	–	n/a	n/a
Sale of Kingfisher gift vouchers, net of discount	22,047	7,237	n/a	n/a
Transactions with Superdrug Stores plc, following the disposal:				
Purchase of goods for resale	(1,997)	–	n/a	n/a
Redemption charge received in respect of Kingfisher gift vouchers	365	–	n/a	n/a
Redemption of Kingfisher gift vouchers issued pre-disposal	(5,284)	(2,645)	n/a	n/a
Rent charged	1,695	–	n/a	n/a
Charges in respect of services provided by Kingfisher plc and its subsidiaries	300	(327)	n/a	n/a
Contributions by Superdrug Stores plc to the Kingfisher plc pension plan	2,797	(45)	n/a	n/a
Sale of property by Castorama Dubois Investissements S.C.A. to AGSR, a company owned by A. Gariaud the chairman of BUT S.A.:				
Proceeds	1,528	–	n/a	n/a
The Company provides administrative services to the Group's pension schemes. The amounts charged to the schemes and the balances outstanding at the year end were:				
Kingfisher Pension Scheme	1,605	82	1,354	376
Kingfisher Retirement Trust	41	24	26	(4)

STATEMENT OF THE DIRECTORS' RESPONSIBILITIES

The following statement is made with a view to distinguishing for shareholders the respective responsibilities of the directors and the auditors in relation to the financial statements.

The directors are required by company law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group as at the end of the financial year and of the profit for the year to that date. In preparing the financial statements the directors are required:

- to ensure that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985;
- to take such steps as are reasonably open to them to safeguard the assets of the Company and Group and to prevent and detect fraud and other irregularities;
- to apply suitable accounting policies in a consistent manner and supported by reasonable and prudent judgements and estimates where necessary;
- to comply with all applicable accounting standards (except where any departures from this requirement are explained in the notes to the financial statements); and
- to ensure the maintenance and integrity of the Company's corporate website where used for the electronic publication of financial statements.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF KINGFISHER PLC

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes, which have been prepared under the historical cost convention (as modified by the revaluation of certain fixed assets) and the accounting policies set out in the statement of accounting policies.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report, financial review and the corporate governance statement.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 2 February 2002 and of the result and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
19 March 2002

KINGFISHER PLC FIVE-YEAR HISTORY

Profit and loss

£ millions	1998†	1999†	2000†	2001†	**2002**
Turnover					
Home Improvement	1,753.7	2,055.4	4,528.3	5,093.5	**5,833.9**
Electrical and Furniture	1,937.9	2,458.1	3,188.0	3,564.9	**3,784.8**
General Merchandise	2,618.0	2,840.9	3,065.5	3,358.4	**1,498.6**
Property	51.2	41.1	32.5	59.2	**65.7**
Financial Services	48.6	62.3	70.7	58.2	**55.1**
Total turnover	6,409.4	7,457.8	10,885.0	12,134.2	**11,238.1**
Operating profit					
Home Improvement	165.3	188.1	365.8	398.5	**430.7**
Electrical and Furniture	147.5	173.4	194.3	184.0	**183.7**
General Merchandise	168.5	189.9	183.9	140.7	**(29.6)**
Property	61.1	69.1	76.0	85.9	**74.3**
e-commerce and other new channels	–	(3.7)	(24.0)	(81.9)	**(30.8)**
Exceptional items – operating	–	44.7	(3.5)	5.8	**(107.5)**
Other operating costs	(22.5)	(25.1)	(37.9)	(44.8)	**(39.6)**
Acquisition goodwill amortisation	–	(2.2)	(10.5)	(17.9)	**(18.7)**
Total operating profit	519.9	634.2	744.1	670.3	**462.5**
(Loss)/profit on disposal of fixed assets	5.7	2.1	6.2	0.2	**(54.1)**
Profits and losses on disposal, closure and restructuring of operations/investments	9.3	–	–	97.3	**(312.0)**
Profit before interest	534.9	636.3	750.3	767.8	**96.4**
Interest	(13.3)	(9.9)	(37.5)	(76.6)	**(68.4)**
Profit before taxation	521.6	626.4	712.8	691.2	**28.0**
Taxation	(133.3)	(182.3)	(213.2)	(177.3)	**(156.0)**
(Loss)/profit after taxation	388.3	444.1	499.6	513.9	**(128.0)**
Earnings per share (pence)*					
Basic	31.8	35.4	32.3	32.9	**(19.8)**
Fully diluted	31.4	34.7	30.9	32.1	**(19.9)**
Basic – adjusted**	30.6	32.9	33.5	29.7	**19.0**
Fully diluted – adjusted**	30.2	32.2	32.9	28.9	**18.5**
Dividend per share (pence)	11.5	13.0	14.5	15.5	**12.0**

Balance sheets

£ millions	1998†	1999†	2000†	2001†	**2002**
Intangible assets	–	267.3	400.9	508.9	**295.4**
Property	1,209.8	2,064.0	2,511.1	3,016.9	**2,807.4**
Other tangible assets	607.1	821.4	921.4	1,122.7	**696.5**
Investments	51.2	66.4	95.4	294.5	**236.1**
Total fixed assets	1,868.1	3,219.1	3,928.8	4,943.0	**4,035.4**
Net current assets	37.3	47.9	109.7	549.8	**223.3**
Non-current (liabilities)/assets	19.6	(7.6)	(4.8)	(116.3)	**(76.5)**
Capital employed	1,925.0	3,259.4	4,033.7	5,376.5	**4,182.2**
Equity shareholders' funds	1,722.0	2,203.3	2,568.3	2,936.7	**2,472.7**
Equity minority interests	(0.5)	362.7	444.6	566.0	**665.3**
Net debt	203.5	693.4	1,020.8	1,873.8	**1,044.2**
Capital employed	1,925.0	3,259.4	4,033.7	5,376.5	**4,182.2**

Share data

millions					
Number of shares in issue – period end*	1,229.5	1,236.3	1,243.9	1,269.7	**1,292.0**
– average*	1,221.5	1,228.4	1,233.7	1,245.0	**1,258.3**
Fully diluted average number of shares*	1,236.1	1,253.9	1,267.0	1,258.8	**1,271.4**
Share price					
High	480p	694p	930p	630p	**494p**
Low	327p	425p	477p	354p	**275p**
Average	379p	537p	707p	500p	**401p**

†Restated for the implementation of FRS 19 "Deferred Tax".

*Adjusted to reflect the 10 for 11 share consolidation.

**Before exceptional items, acquisition goodwill amortisation and Liberty Surf losses.

SHAREHOLDER INFORMATION

Analysis of shareholders

Classification of shareholders	Number of holders	Percentage of total holders	Number of shares	Percentage of ordinary share capital
Private holders	32,872	79.16	56,398,297	4.37
Banks and nominee companies	5,967	14.37	1,171,550,952	90.68
Pension funds	23	0.06	12,314,734	0.95
Investment and unit trusts	150	0.36	530,583	0.04
Insurance companies	86	0.21	21,589,719	1.67
Corporate holders	2,427	5.84	29,569,865	2.29
	41,525	100.00	1,291,954,150	100.00

Shareholding range

1 – 500	18,357	44.21	4,620,638	0.36
501 – 1,000	9,208	22.17	6,858,006	0.53
1,001 – 5,000	10,953	26.38	22,654,718	1.75
5,001 – 10,000	1,152	2.77	8,006,336	0.62
10,001 – 100,000	1,165	2.81	38,381,006	2.97
100,001 – 500,000	399	0.96	91,432,104	7.08
500,001 and over	291	0.70	1,120,001,342	86.69
	41,525	100.00	1,291,954,150	100.00

Results and financial diary

First-quarter results	June 2002
Half-year results to July 2002	September 2002
Third-quarter results	December 2002
Fourth-quarter trading update	February 2003

Annual general meeting

To be held at 11.00 am on Wednesday 12 June 2002 at The Millennium Hotel, Grosvenor Square, Mayfair, London W1K 2HP. Each shareholder is entitled to attend and vote at the meeting.

Electronic submission of Proxy Form

It is now possible for you to submit your proxy votes online. You can register simply by visiting www.kingfisher.com/shareholders. You only need your shareholder reference, which can be found on your share certificate. Further information can be found on your Form of Proxy.

Dividend payments

The proposed final dividend (if approved) will be paid on 14 June 2002 to shareholders on the register on 5 April 2002. Shareholders will have the opportunity to receive their dividends in shares instead of cash. Details of the scrip dividend alternative will be sent separately to shareholders. For further details please contact the Company's Registrar (address overleaf).

Payment of dividends by BACS

Many shareholders have already arranged for dividends to be paid by mandate directly to their bank or building society account.

The Company mandates dividends through the BACS (Bankers' Automated Clearing Services) system. The benefit to shareholders of the BACS payment method is that the Registrar posts the tax vouchers directly to them, whilst the dividend is credited on the payment date to the shareholder's bank or building society account. Shareholders who have not yet arranged for their dividends to be paid direct to their bank or building society account and wish to benefit from this service should request the Company's Registrar (address below) to send them a Dividend/Interest mandate form or alternatively complete the mandate form attached to their dividend tax voucher in June.

Income tax

This paragraph applies to shareholders who elected to receive the scrip dividend alternative in respect of the interim dividend for the year ending 2 February 2002. On the first day of dealing on the London Stock Exchange, the market value of the new shares received was substantially higher than the amount of the cash dividend foregone. Therefore, please note that, for the purposes of UK income tax, the relevant market value of the new shares received is 375p each.

Demerger and share consolidation

At an extraordinary general meeting held on 24 August 2001, the shareholders of Kingfisher plc approved the demerger of the Group's General Merchandise business to Woolworths Group plc. The meeting also approved the consolidation of the Company's Ordinary shares, resulting in the issue of 10 new Ordinary shares of 13.75 pence to replace each 11 Ordinary shares of 12.5 pence previously held, with effect from 28 August 2001. The shares in Woolworths Group plc were admitted to the official list and commenced trading on the London Stock Exchange on 28 August 2001. For Capital Gains Tax purposes, the base cost of a holding in Kingfisher Ordinary shares of 12.5 pence each that was acquired prior to 28 August 2001 may be apportioned 91.7055% to the new Kingfisher Ordinary shares of 13.75 pence and 8.2945% to the Woolworths Group plc Ordinary shares of 12.5 pence each.

Registrar and transfer office

All administrative enquiries relating to shareholdings should, in the first instance, be directed to the Company's Registrar and clearly state the registered shareholder's name and address. Please write to Kingfisher Registrar, Computershare Services PLC, PO Box 435, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 4BR. Telephone (0870) 702 0129.

Electronic communications

Shareholders now have the opportunity to register to receive shareholder information online instead of in paper form through the post. This new service will represent a cost effective way for the Company to communicate with its shareholders. By registering your e-mail address you will have access to all Company announcements and financial results, online proxy voting and your shareholding and dividend information. You can register simply by visiting www.kingfisher.com/shareholders and following the online instructions.

Share dealing facilities

A low cost postal share dealing service for the purchase and sale of Kingfisher plc shares is provided by NatWest Stockbrokers at a commission of 1% on the first £3,000 and 0.5% on the balance (minimum £9.99). Further information and dealing forms can be obtained by writing to NatWest Stockbrokers, Corporate & Employee Services, 55 Mansell Street, London E1 8AN, by telephoning (020) 7895 5029, or by e mailing (contactces@natwest.com).

Individual Savings Accounts (ISAs)

Kingfisher has arranged for Halifax Share Dealing Limited (HSDL) to offer you the choice of a Maxi or Mini Stocks and Shares Kingfisher ISA.

An ISA provides an attractive tax-free shelter for your shares, where you can benefit from tax-free dividends, and no capital gains tax when you sell your shares.

The Kingfisher ISA is a single stock ISA, meaning that you can hold only Kingfisher shares. For further information, or to register for an account, please contact HSDL on (0870) 600 9966, quoting 'Kingfisher Employee'.

Halifax Share Dealing Limited, regulated by the Securities and Futures Authority, a Member of the London Stock Exchange, a participant in the Investors' Compensation Scheme and an Inland Revenue Approved ISA Manager.

Company Secretary and registered office

Helen Jones, Kingfisher plc, North West House, 119 Marylebone Road, London NW1 5PX. Telephone (020) 7724 7749.

Kingfisher plc is registered in England and Wales (Number 1664812).

Designed by Tor Pettersen & Partners
Printed in England by CTD Capita on paper granted the Nordic Swan award for environmental credentials. The paper is manufactured to ISO 1401 environmental standards using fibres from sustainable sources.

POLAND

GERMANY, AUSTRIA & LUXEMBOURG

CZECH & SLOVAK REPUBLICS

KEY

ITALY

REST OF THE WORLD



CANADA

19 STORES
241,000 SQ.M
3,194 EMPLO

TURKEY

KOCTAS (JOINT VEN
5 STORES
22,000 SQ.M
323 EMPLO

CHINA

BRAZIL

CASTORAMA
3 STORES
26,000 SQ.M SALES SPACE
434 EMPLOYEES

TAIWAN

B&Q (JOINT VENTURE)
12 STORES
51,000 SQ.M SALES SPACE
1,221 EMPLO

KINGFISHER

Kingfisher plc North West House 119 Marylebone Road London NW1 5PX +44 (0)20 7724 7749
www.kingfisher.com

KINGFISHER

SUMMARY ANNUAL REVIEW 2002

Kingfisher plc
File Reference 82-968



SUMMARY 2002

- YEAR OF DELIVERY
- FOCUSED ON CORE STRENGTHS
- POSITIONED FOR SUCCESS


B&Q
WAREHOUSE
OPEN 7 DAYS A WEEK TO PUBLIC & TRADE
BUT
LE JUSTE PRIX

INCREASING RATE OF WAREHOUSE ROLL-OUT

The aggressive expansion of the B&Q Warehouse network saw 21 new stores opened during the year. With conclusive proof that the format delivers excellent returns on investment, a target has been set for 175 UK stores by 2006.

EXPANSION OF BRICO DÉPÔT CHAIN

France's 'every day low prices' brand, Brico Dépôt, continued to gain popularity with customers. An additional nine new stores were opened during the year bringing the total to 43. The target for the brand is a chain of 100 stores.

BUT SUCCESS STORY CONTINUES

During another successful year of strong sales and profit growth, BUT continued to acquire franchises. A further 10 stores were acquired as the chain's refurbishment programme gathered pace.

YEAR OF DELIV

- OPERATIONAL IMPROVEMENTS
- STRATEGIC PROGRESS
- FINANCIAL GROWTH



FOOTHOLD IN EUROPE'S LARGEST HOME IMPROVEMENT MARKET

Kingfisher gained a significant presence in the key German market with the acquisition of a strategic stake in Hornbach, a leading warehouse player in the German home improvement market with activities in several other European countries. Hornbach's German store presence is illustrated right.





For Kingfisher the year can be characterised as a year of delivery in all key areas... strategically, operationally and financially.

Despite a tough trading environment and continued investment in the stores and supply chain infrastructure of our existing businesses, Kingfisher produced a solid performance in both sales and profits.

The successful separation of the General Merchandise business, along with the more recent disposal of the UK consumer credit operation and the strong rise in operational cash flow, meant that net debt fell sharply from £1.9 billion to £1.0 billion.

The Group is now focused on two leading businesses in attractive growth markets and, with a strengthened balance sheet, is well positioned to exploit future growth opportunities.

Contents

	2002 (£m)	2001 (£m)
Continuing operations[1]		
Retail sales	**9,618.7**	8,658.4
Retail profit[2]	**614.4**	582.5
Profit before tax[3]	**560.1**	531.8
Earnings per share (p)[3,4]	**21.2**	21.8[5]
Total Group		
Net debt	**1,044.2**	1,873.8
Gearing	**33.3%**	53.5%[5]
Earnings per share (p)[3,4]	**19.0**	29.7[5]
Dividends per share (p)	**12.0**	15.5

By sector	2002 (£m)	2001 (£m)
Retail sales	**9,618.7**	8,658.4
Home Improvement	**5,833.9**	5,093.5
Electrical and Furniture	**3,784.8**	3,564.9
Retail profit	**614.4**	582.5
Home Improvement	**430.7**	398.5
Electrical and Furniture	**183.7**	184.0

[1] Excluding the results for the demerged Woolworths Group, Superdrug, Liberty Surf and the effect of the General Merchandise properties together with interest and taxation attributable to these operations.
[2] Retail sectors only, excludes e-commerce, property, financial services, acquisition goodwill amortisation, exceptional items and other operating costs.
[3] Before exceptional items and acquisition goodwill amortisation.
[4] Adjusted to reflect the 10 for 11 share consolidation.
[5] As restated for the implementation of FRS19 "Deferred Tax".

RETAIL SALES (£M)

HOME IMPROVEMENT


1,753.7
2,055.4
4,528.3
5,093.5
5,833.9
98 99 00 01 02

ELECTRICAL & FURNITURE


1,937.9
2,458.1
3,188.0
3,564.9
3,784.8
98 99 00 01 02

RETAIL PROFIT (£M)

HOME IMPROVEMENT


165.3
188.1
365.8
398.5
430.7
98 99 00 01 02

ELECTRICAL & FURNITURE


147.5
173.4
194.3
184.0
183.7
98 99 00 01 02

CHAIRMAN'S STATEMENT

I am pleased to have been appointed Chairman of Kingfisher towards the end of 2001 and I'm delighted to have this opportunity of writing to you, our shareholders, for the first time in that capacity.

The year under review was clearly a period of delivery for the business. Our financial performance was sound. Retail sales from continuing operations were up just over 11 per cent at £9.6 billion, with pre-tax profit before exceptional items ahead 5.3 per cent at £560.1 million.

It was also a highly significant year in strategic terms. We completed the separation of our UK-based General Merchandise business, transforming the Group. Kingfisher also forged an alliance with Hornbach, a leading German Home Improvement warehouse retailer, and now has a 'category killing' home improvement warehouse format in Europe's three largest economies; the UK, France and Germany.

OUR FINANCIAL PERFORMANCE WAS SOUND... THE YEAR UNDER REVIEW WAS A PERIOD OF DELIVERY FOR THE BUSINESS

Despite the level of corporate activity undertaken in 2001, it is good to see that the focus on customer satisfaction and operational performance was maintained.

The improving performance of Kingfisher creates a solid platform for future growth and it gives the Board confidence


EXCITING POTENTIAL FOR
GROWTH

- SOUND FINANCIAL RESULTS
- QUALITY INTERNATIONAL BUSINESSES
- KEEN FOCUS ON PERFORMANCE

when considering the opportunities and challenges that face the Group in the future.

Since joining Kingfisher, I've spent a great deal of time learning about the Group and meeting as many people as possible at all levels of the business.

I am impressed by the quality of our two international businesses, Home Improvement and Electrical & Furniture. They give Kingfisher the leading position in European home improvement and the number two position, in terms of retail profit, in European electricals with more sales of white goods than any of the competition.

LOOKING TO THE FUTURE, WE HAVE TREMENDOUS OPPORTUNITIES WHICH WE ARE DETERMINED TO EXPLOIT

Both sectors are built on strong retail brands such as B&Q, Castorama, Darty, Comet and BUT, with significant customer recognition levels. Each business has an excellent track record in delivering customer satisfaction in the core home markets, the UK and France.

The brands operate in retail markets with solid growth potential. Between 1995 and 2000, the growth of DIY and electricals retailing in the UK and France consistently outpaced the growth in general retail sales. That trend is forecast to continue between now and 2005.

I've also been extremely impressed by the depth of management talent throughout the Group, and by the enthusiasm and commitment of the people working in our stores. Kingfisher employs more than 90,000 people worldwide, and I'd like to take this opportunity of thanking them for all their efforts over the past year.

Looking to the future, we have tremendous opportunities which we are determined to exploit. In the meantime, there remains considerable scope for driving further performance improvement in Kingfisher's everyday operations through continued focus on the customer and on efficiency throughout the business. Delivery remains the key to a strong financial performance and, following the achievements of last year, the Group's management team is more focused on delivery than ever before.

Finally, I would like to extend the appreciation of the whole Board to Sir John Banham for his contribution as Chairman over five years of pivotal change for the business. Non-executive director Peter Hardy, who has been involved with Kingfisher since its creation in 1982, retires on 7 June 2002 from the Board after ten years of dedicated service. We wish them both every success in the future. I would also like to welcome John Nelson to the Board as Kingfisher's Deputy Chairman. John has had a long and distinguished career in investment banking and I'm sure he will make a significant contribution to the Group.



Francis Mackay, Chairman

CHIEF EXECUTIVE'S REVIEW

For Kingfisher, 2001 was a year of delivery; a challenging period of fundamental transformation from which the Group emerged better placed than ever for future success. We're moving forward with two strong businesses focused on growth markets that have exciting potential for further international expansion.

The business is ready to exploit opportunities to create additional value and, despite an uncertain economic environment across Europe, we're facing the coming year with confidence. Our plans should ensure that Kingfisher continues to perform well compared to the competition, and our anticipated sales growth is underpinned by new store space and a continuing focus on costs and cash control.

Kingfisher's strategic objective is for Home Improvement and Electrical & Furniture to be clear leaders in Europe, because only the leading players in any market are best placed to achieve the greatest profit and strongest returns for shareholders.

The Group's overall performance in 2001 was all the more satisfying for being achieved during a highly challenging time for international retailers. Uncertainty in the US economy at the beginning of 2001 was reflected in Europe, where consumer confidence declined sharply, particularly in France and Germany. This was followed by the terrible tragedy of September 11.


FOCUSED ON CORE
STRENGTHS

- PAN-EUROPEAN LEADERSHIP
- GLOBAL SCALE/LOCAL MARKETING
- CONSISTENT RETAILING PRINCIPLES

Nonetheless, Kingfisher delivered in three key areas; financially, operationally and against our strategic agenda.

The Group delivered sound financials. Retail sales from our continuing businesses were up just over 11 per cent at £9.6 billion, with like-for-like sales growth of four per cent. Pre-exceptional profit before tax was ahead by more than five per cent at just over £560 million. Net debt fell 44 per cent to £1.0 billion.

General progress includes the continued development of our Home Improvement warehouse format, which is today operating to a consistent set of retailing principles in a number of markets, and the convergence across Europe of ranges and operating principles in our Electrical & Furniture sector. In addition, most main brands have now moved to central buying and logistics, which are key to Kingfisher's strategy of building businesses that offer customers the best possible price, service and choice.

Kingfisher's Home Improvement sector, by far the largest business of its kind in Europe, performed strongly. Sales grew by 14.5 per cent, while retail profit increased by just over eight per cent. In the UK, B&Q and Screwfix enjoyed an outstanding year of growth, with combined sales up more than 16 per cent and retail profit ahead 14.3 per cent. In France, the picture was mixed. Brico Dépôt outperformed the market with like-for-like sales growth of more than nine per cent, but Castorama France reported slower growth of less than one per cent.

B&Q, Kingfisher's main growth business, continued the aggressive expansion of its B&Q Warehouse network, opening 21 new stores during the year. With conclusive proof that the format delivers excellent returns on investment, we're working towards a target of 175 UK stores by 2006.

Innovative product ranges and unbeatable customer service are also integral to B&Q's success. Its superb new range of high quality take-away kitchens is just one example from 2001 of B&Q's ability to pioneer new product solutions. Customers are assured of expert service from the qualified tradesmen employed in many stores, and B&Q is also a leader in recognising the value of experience – with more than 18 per cent of the workforce over 50 years of age today.

The business also continued to strengthen its international operation. With 12 stores, B&Q is Taiwan's leading home improvement business. Three new stores in China opened including, at 18,000 square metres, the largest B&Q anywhere in the world.

SIGNIFICANTLY REINVIGORATING CASTORAMA FRANCE IS A KEY PRIORITY AND PROGRESS WAS MADE DURING THE YEAR

Castorama is the market leader in French home improvement and has the fantastic growth potential and benefits associated with a strong brand image. Significantly reinvigorating Castorama France is a key priority and progress was made during the year.

The implementation of central buying and distribution continued, as did the further development of Castorama's warehouse format. In addition, widespread product reviews led to own label ranges being introduced for the first time, including paints and tools under the 'Casto' brand.

Staying in France, 'every day low pricing' Home Improvement brand Brico Dépôt goes from strength to strength. It outperformed the market during the year and is increasingly popular with customers – a clear indication that EDLP can achieve considerable success in France. Our target for the brand is a network of 100 stores.

Our Electrical & Furniture sector, Europe's number three electricals business by turnover, grew sales by more than six per cent and, despite tough trading conditions across continental Europe, held profit steady. Today, two thirds of the sector's sales are generated outside the UK.

Darty is a retailing icon in France, the leading electricals



ON TOP OF THE WORLD

Kingfisher confirmed the continuation of its support for award-winning yachtswoman Ellen MacArthur during the year following a string of top class performances which saw Ellen crowned as world champion. Follow Ellen's progress on www.kingfisherchallenges.com brand with an unrivalled customer offer. During 2001, we continued to pursue its significant potential for faster expansion through a store opening, extension and refurbishment programme. We're also seeking further growth by leveraging Darty's strong brand into faster-growing high-tech product categories, while at the same time driving down costs.

Comet, UK electricals number two, is clearly benefiting from its EDLP approach and improved levels of customer service. During the year, the business continued to invest in expanding its network of 'interactive' destination stores and overall customer service capability – in-store, after sales and home delivery.

In France, electricals and furniture retailer BUT is another success story, and is today one of the Group's largest retail profit generators. We're maintaining this performance by continuing to acquire franchises as they become available and refurbishing stores, both of which generate substantial returns on investment.

Encouraging progress was achieved by German electricals brand ProMarkt, where in a tough economic environment a new management team, with Electrical & Furniture sector support, implemented a series of initiatives aimed at driving the business back towards profitability. Clear improvements in margin and cost levels were delivered during the second half, and our plans for the current year are to achieve a significant reduction in the level of losses.

Kingfisher also delivered a fundamental strategic restructuring of the Group during 2001. The transformation was achieved through the demerger of Woolworths and the entertainment businesses, the sale of Superdrug and the disposal of our high street property portfolio. At the end of the year, we also sold our UK customer credit business Time Retail Finance. These transactions delivered value for shareholders and raised over £1.2 billion in cash which, combined with an increased focus on working capital management, was largely responsible for the steep decline in net debt at the year end.

A further significant strategic development was the creation of an alliance with Hornbach, a leading home improvement warehouse retailer in Germany, Europe's largest market.

There were a number of other highlights during the year. All Kingfisher's main brands now trade online with e-Comet, the UK's fourth largest online retailer, expected to achieve break-even this year. Screwfix, the Group's specialist internet and catalogue Home Improvement business, continued its strong performance with sales and profits up strongly. Kingfisher Asia, our Hong Kong-based sourcing business, continued to grow rapidly and generate significant benefits through reducing sourcing costs.

In the year ahead, we will continue to pursue our overall vision of building integrated international retail businesses that combine global scale with local marketing and use consistent retailing principles to offer customers the best possible price, service and choice in their local market.

Finally, we confirmed the continuation of our support for award-winning yachtswoman Ellen MacArthur during the year. Her triumphant second place in the Vendée Globe, combined with a string of other top class performances throughout the year, earned Ellen the Lacoste FICO World Championship, a tremendous achievement. Kingfisher wishes Ellen every success through 2002 and beyond.

Sir Geoffrey Mulcahy, Chief Executive


Get home

INNOVATIVE SOLUTIONS

B&Q's superb range of high quality take-away kitchens is an example of its commitment to pioneering innovative product solutions for its growing army of customers.


Kitchen
1 x Beech Style



BRINGING THE BENEFITS HOME TO CUSTOMERS

- BETTER PRICES
- GREATER CHOICE
- EXCELLENT SERVICE

The Group's businesses are united in their desire to provide a customer offer superior to the competition by delivering the best possible price, service and choice to consumers in their local markets.

Kingfisher is entirely customer-driven because, as an international retailer, we recognise that the demand for exceptional standards in these three key areas is common to shoppers across the globe.

Factors including the growth in the use of the internet and the introduction of the euro have created an unprecedented transparency in price and range that spans national boundaries. It's no surprise, then, that the people who shop at the Group's stores, call centres and transactional websites have never been better informed.

To meet and exceed the expectations of today's modern, sophisticated customer, Kingfisher must combine a thorough understanding of local markets with world class standards that match and better those within Europe and beyond.

This is why the Group values innovation so highly, and why its proven track record of pioneering retail solutions that anticipate customer needs remains a key competitive advantage.

Innovative formats such as B&Q Warehouse and Comet's network of 'interactive' destination stores are all shopping environments focused on providing the best price, service and choice.

Today, after-sales service, call centres and home delivery are examples of value-added services that are increasingly part of the armoury used by Group brands to win the trust and loyalty of customers.

All Kingfisher's main businesses now use the internet to support their traditional 'bricks and mortar' operations, offering customers the convenience of being able to shop wherever and whenever they want.


GREATER REINVESTMENT IN PRICE/SERVICE
BEST PRICES
INCREASED SALES VOLUMES
REDUCED COSTS

REVOLUTIONISING LOW-COST HOME RETAIL

Every Day Low Pricing (EDLP) was pioneered by B&Q in the 1990s and today drives a virtuous circle of enormous benefits to our businesses throughout the Group. Offering the best price drives up sales volumes. This in turn generates efficiencies in the supply chain and the store network. This combination reduces costs, allowing greater re-investment in low prices and great service.


prices everyday
That's Comet Sense



INVESTING IN PEOPLE

B&Q continued to invest in improving service levels through its growing 31,000 strong UK workforce.

UK

BELGIUM

FRANCE

POSITIONED FO

LEADING BRANDS

GROWTH MARKETS

INTERNATIONAL SCALE

Kingfisher is Europe's number 1 home improvement retailer and world number 3, operating with over 570 stores and 50,231 employees with sales exceeding £5.8 bn.

Kingfisher is Europe's second most profitable electrical retailer, operating with over 820 stores and 26,307 employees, with sales exceeding £3.7 bn.

Note: Employee numbers are full-time equivalent.

HOLLAND

POLAND

GERMANY, AUSTRIA & LUXEMBOURG

CZECH & SLOVAK REPUBLICS

KEY

ITALY

SUCCESS

REST OF THE WORLD



CANADA

19 STORES
241,000 SQ.M
3,194 EMPLO

TURKEY

KOCTAS (JOINT VEN
5 STORES
22,000 SQ.M S
323 EMPLO

CHINA

BRAZIL

CASTORAMA
3 STORES
26,000 SQ.M SALES SPACE
434 EMPLOYEES

TAIWAN

B&Q (JOINT VENTURE)
12 STORES
51,000 SQ.M SALES SPACE
1,221 EMPLO

RETAIL PROFIT

2002 - £430.7M

2001 - £398.5M

2000 - £365.8M


COLOURS

HOME IMPROVEMENT KEEPS IMPROVING

- MARKET SHARE GROWTH
- ACCELERATED STORE OPENINGS
- INTERNATIONAL EXPANSION

OPERATIONAL REVIEW

Kingfisher is by far the largest home improvement retailer in Europe and also the worldwide number three. Today, the Group's Home Improvement sector operates 573 stores in 11 countries across the globe.

During the year, sales were up more than 14 per cent to more than £5.8 billion. Retail profit grew by just over eight per cent to just under £431 million.

In a year which saw the Group establish a foothold in Europe's largest home improvement market through a strategic alliance with German business Hornbach, most of the growth was delivered by Home Improvement's UK operation.

B&Q was responsible for a significant proportion of the total seven per cent growth in the UK repair, maintenance and improvement market, and ended the year with a 12.3 per cent share, up from 11.2 per cent last year.

Total UK sales of £3.2 billion represented year-on-year growth of just over 16 per cent, and were supported by a strong like-for-like increase of nearly 11 per cent. The B&Q Warehouse network achieved like-for-like growth of 11.5 per cent, with a like-for-like increase of just over eight per cent from B&Q Supercentres. Screwfix, Kingfisher's specialist catalogue and internet business, grew sales by more than 38 per cent.

B&Q opened 21 new B&Q Warehouses during the year, and added a total of just over 230,000 square metres of new space – growth of nearly 15 per cent. A further 15 B&Q Warehouses are due to open this year as the business continues to roll out the format towards its target of 175 UK stores by 2006.

Shoppers continue to receive unbeatable value from B&Q. Its status as the clear UK price leader was underlined by an average two per cent reduction in the price of its top 9,000 products. At the same time, margins were slightly up as B&Q's Cost Price Reduction Programme, which builds mutually beneficial long-term partnerships with suppliers, delivered cost reduction benefits of nearly £50 million.

B&Q also continued to expand its range of exclusive products, with particular success achieved with take-away kitchens, laminate flooring and power tools. Within six months of launch, Performance Pro became the UK's leading power tool brand.

Operational efficiencies included improving stock turn and reducing the cost of opening new stores. B&Q also continued to invest in improving customer service levels.

Screwfix, recently voted the UK 'e-tailer of the year' by *Retail Week*, continued its excellent performance, achieving healthy profits from its strong sales growth.

PERFORMANCE PRO

Kingfisher's own exclusive range of power tools goes from strength to strength. Within six months of launch, Performance Pro became the UK's leading power tool brand.



NO. 1 POWER TOOL IN THE UK

RAISING THE TARGET

The popularity of the B&Q Warehouse store format has led to the original target number of stores for the UK to be increased substantially. The revised target is 175 stores by 2006.



1999
35
ACTUAL STORES
2002
80
ACTUAL STORES
2006
175

B&Q MARKET SHARE (%)



8.8
9.0
10.1
11.2
12.3
98 99 00 01 02

UK HOME IMPROVEMENT MARKET (£BN)



SHOWROOM 4.3
DECOR 4.3
GARDENING 4.3
BUILDING 7.2
HARDWARE 4.4

On an average day, Screwfix sells an incredible two million screws and fixings, and now has a 10 per cent share of the UK market in these categories. The internet now accounts for 14 per cent of its sales.

In France, where the home improvement market grew by just over three per cent, Kingfisher increased sales by 5.7 per cent in local currency (7.4 per cent in sterling terms) to £1.8 billion. Like-for-like sales were up 3.4 per cent. Retail profit rose nearly three per cent to just under £120 million.

Castorama, the leading home improvement brand in France, saw sales fall by 0.3 per cent in local currency, reflecting in part the transfer of seven stores to Brico Dépôt. Like-for-like sales growth was 0.5 per cent.

The business continued the development of its French warehouse format, opening three new stores during the year. A great deal has been learnt since the first store opened near Paris during October 2000, and today's customer offer helps deliver the more authoritative shopping experience associated with B&Q Warehouse.

Castorama also carried out a number of product range reviews and introduced, for the first time, own brand ranges including paints and tools under the 'Casto' label.

The development of centralised buying and distribution also continued throughout the year. Delivering the buying and efficiency benefits that centralisation generates is clearly a priority for the year ahead.

Brico Dépôt continued its strong performance, achieving excellent sales and profit growth and outperforming the market with a like-for-like sales increase of more than nine per cent. The chain is clearly demonstrating the success 'every day low pricing' can achieve in France. There were nine new store openings during the year, bringing the total to 43. A further 13 Brico Dépôts are due to open this year as Kingfisher moves towards its target of 100 French stores.

Beyond the UK and France, 24 new stores were opened and space grew by nearly 17 per cent. International selling space now exceeds three quarters of a million square metres. Total sales growth of nearly 27 per cent included a one per cent like-for-like increase, with particularly strong growth achieved in Poland, Italy and China.

In Canada, Réno-Dépôt opened six new stores, split evenly between Quebec and Ontario. Castorama opened four new stores in Poland, taking the total to 12, and delivered strong sales despite a downturn in the country's economy.

B&Q Taiwan opened four new stores and grew profits despite a challenging economic environment. B&Q's progress in China also continued. Three new stores opened including, at 18,000 square metres, the largest B&Q anywhere in the world.

This year, a further 24 stores are due to open outside the UK and France, with Poland, Taiwan and China the particular focus of continued international expansion.

ROLLING OUT STORES

Kingfisher's Home Improvement sector increased its number of stores to 573 during the year, including the roll-out of 24 new stores outside the UK and France.


6 RÉNO-DÉPÔT STORES OPENED IN CANADA
4 CASTORAMA STORES OPENED IN POLAND
3 B&Q STORES OPENED IN CHINA
4 B&Q STORES OPENED IN TAIWAN


Le 13 Juin
castorama
TABLI PLIANT

DEVELOPING THE WAREHOUSE FORMAT IN FRANCE

Castorama continued the development of its Warehouse format, opening three new stores during the year.



3 CASTORAMA WAREHOUSE FORMAT STORES AND
9 BRICO-DÉPÔT STORES OPENED IN FRANCE



21 B&Q WAREHOUSES OPENED IN THE UK



ELECTRICAL AND FURNITURE
POWERING UP

- GROWING SALES
- IMPROVED STORES
- ENHANCED SERVICE

With 824 stores operating in nine countries, Kingfisher's Electrical & Furniture sector is Europe's second most profitable electricals retailer.

Sales in the year grew by 6.2 per cent to nearly £3.8 billion. Despite tough trading conditions across continental Europe, retail profits of £183.7 million, were fractionally down from last year's figure of £184.0 million.

Operations in France were hit by a decline in consumer confidence, which dropped sharply from March 2001 and continued to fall away for much of the year before recovering slightly in the fourth quarter.

Against this background, French market leader Darty grew sales by 2.6 per cent in local currency to nearly £1.3 billion, which included a like-for-like increase of 0.2 per cent. A favourable product mix, focus on margin management and the introduction of a cost reduction programme helped protect retail profit, which was up nearly £3 million at just under £123 million.

Driven by technological innovation in DVD, large-screen TV, home cinema and computers, Darty achieved strongest growth in brown goods, but gains in small domestic appliances also ensured that growth was achieved in white goods.

However, the global slowdown in the mobile phone and PC markets – which make up around 10 per cent of Darty's sales – had a negative impact on sales. More positively, Darty achieved strong growth in laptops.

During the year, Darty opened eight new stores, while seven of the eight stores refurbished were also extended. Three stores were relocated. Total space grew by just over eight per cent, and Darty's drive to expand its selling space will continue this year.

French electricals and furniture retailer BUT grew sales by 11.4 per cent to nearly £409 million, a 2.8 per cent like-for-like increase. Retail profits, at £51.0 million, were up more than 16 per cent on last year.

Growth in electricals categories, such as vision and



CUSTOMER SATISFACTION

In France, Darty's reputation for customer service and satisfaction is second to none. It remains the benchmark by which all others are judged.


DARTY MARKET SHARE (%)
13.4
13.7
13.6
13.8
13.9
98 99 00 01 02
COMET MARKET SHARE (%)
11.7
12.1
12.9
13.3
13.5
98 99 00 01 02
UK ELECTRICALS MARKET (£BN)
BROWN GOODS 4.6
WHITE GOODS 4.4
FRENCH MARKET (€BN)
BROWN GOODS 6.5
WHITE GOODS 6.5


BUT
le juste prix
RIGHT PRODUCTS
RIGHT PRICE
RIGHT PERFORMANCE
Retail sales £m
01 366.9
02 408.8 +11.4%
Retail profit £m
01 43.9
02 51.0 +16.2%

multimedia, was achieved through the enhancement of ranges. Gross margins improved, driven by the increasing centralisation of sourcing and distribution and by a strengthened range of premium brand products.

BUT continued to acquire franchises and, with 10 acquired during the year, now owns a total of 89 stores. The company's refurbishment programme also continued. By the end of 2003 all stores – both owned and franchised – should be in a consistent format.

In the UK, Comet grew sales by 10.4 per cent to £1.25 billion, a like-for-like increase of more than five per cent. Profits were ahead 8.4 per cent to £43.7 million. In a UK electricals market which grew by 10 per cent between February 2001 and January 2002, Comet increased its share by 0.2 per cent to 13.5 per cent.

Sales were driven by a solid performance in multimedia and brown goods, with particularly strong growth in large-screen TVs, DVD players, game systems and accessories. With enhanced product information and more employee hours dedicated to serving shoppers, Comet's customers enjoyed an improved in-store experience during the year. These initiatives, combined with an improved product mix, led to an increase in Comet's average selling price.

Comet opened seven new 'interactive' destination stores, with plans for a further 11 this year. This network of 31 stores now generates 20 per cent of the company's total sales. Investment in customer service, both after-sales and home delivery, also continued. Five new after-sales service centres opened, bringing the total to 17.

The German electricals market deteriorated throughout the year as consumers reacted with concern to the threat of recession. In this extremely difficult economic climate, Kingfisher began the implementation of a turnaround plan for its German electricals brand ProMarkt.

A new management team, with additional management support from the Group's Electrical & Furniture sector, introduced a number of initiatives aimed at returning the business to profitability. These include a focus on product mix and cost reduction, range standardisation and the introduction of centralised buying and distribution.

While performance was significantly influenced by one-off redundancy costs and the inclusion of an extra month's losses to align ProMarkt with Kingfisher's financial year, the plan started delivering results in the second half with, in particular, clear improvements in margin.

The priority for the coming year is to continue the turnaround of ProMarkt, with a significant reduction in losses a specific target.

Kingfisher's other electricals brands include Vanden Borre in Belgium, BCC in the Netherlands and Datart in the Czech and Slovak Republics. BCC's aggressive store expansion programme increased space by 50 per cent, but investment costs resulted in a loss for the year compared with the profit achieved in the previous year.


COMET
COMET
indesit

DELIVERING BETTER SERVICE

Comet continued its investment in customer service programmes including after-sales and home delivery.


DARTY
PHILIPS
PHILIPS
DVD

LATEST TECHNOLOGY

In both the UK and France sales were driven by technological innovation in top of the range products such as wide-screen TV, home cinema and DVD players.

PROMARKT TURNAROUND UNDERWAY

In Germany a new management team at ProMarkt achieved encouraging progress with a series of initiatives aimed at driving the business back towards profitability.

Kingfisher tripled internet sales during a year which also saw all the main brands trading online.

The Group's dedicated e-commerce division, e-Kingfisher, has developed a 'multi-channel' approach which harnesses the power of the existing retail brands and their established sourcing networks to offer customers new shopping solutions.

Comet is Kingfisher's multi-channel retailing role model, with e-Comet offering the combination of a national store base, home delivery platform, call centre and easy-to-use website.

Industry experience indicates that customers who use a variety of channels both shop more frequently and spend more money. With electricals in particular, it's clear that shoppers are increasingly using the internet to research products subsequently bought from stores.

The e-Comet website – the fourth largest online retailer in the UK – tripled sales compared with last year and is expected to break even this year. During the year, Comet also launched an auction web site – www.clearance-comet.co.uk.

Elsewhere, B&Q and Castorama enjoyed their first year of online trading, while German electricals brand ProMarkt commenced online transactions through the acquisition of Yagma.de. Also, the internet now accounts for 14 per cent of Screwfix sales.

Today, nearly all Kingfisher's websites are recognised as leaders in their markets. The focus for e-Kingfisher going forward is to work with the brands and develop multi-channel strategies in order to reintegrate the e-commerce teams into the businesses by the end of the year.



E-KINGFISHER – CLICKING WITH MORE CUSTOMERS

- MULTI-CHANNEL RETAILING
- INTERNET SALES TRIPLED
- MAJOR BRANDS TRADING ONLINE

Chartwell Land, Kingfisher's specialist retail property company, continues to provide retail space for the Group's UK businesses.

During the second half of 2001, Chartwell Land disposed of Kingfisher's £614 million high street store portfolio. These properties increased in value by around £200 million during the Group's ownership. Their sale led to reduced rental income and reduced total operating profits for the year.

Continuing operating profits for the year increased by 3.7 per cent to £45.3 million. Total continuing returns – operating profit, profit on investment property sales and the portfolio revaluation surplus – fell from £96.7 million to £74.0 million.

The reduction in total continuing returns was the result of a lower revaluation surplus – down from £52.2 million to £28.8 million – although the capital growth achieved exceeded that in the retail property market in general.

Chartwell Land's gross assets at the end of the year were valued at £1.2 billion, following the disposal of the high street properties.

In the first half of the current year four new stores, including three B&Q Warehouses, will open. One of these, at Sutton in Surrey, is a landmark development – the first two-storey B&Q Warehouse in the UK.

Already trading, the store's 'double-decker' format allows significant selling space in a relatively restricted and already highly developed urban location.

Moving forward, Chartwell Land is now a focused owner and developer of retail warehouse assets, a sector of the retail property market in which it has a strong track record.


B&Q
NOW
OPEN

PROPERTY – STRENGTHENING OUR FOUNDATIONS

- £1.2BN ASSETS
- £614M HIGH STREET STORE DISPOSALS
- FOCUS ON OUT-OF-TOWN

CORPORATE SOCIAL RESPONSIBILITY

A comprehensive and thorough review of the Group's approach to corporate social responsibility (CSR) was completed during 2001. Kingfisher's vision is to ensure that its activities "improve the quality of life of everyone we touch" – not only customers, employees and shareholders but also people working in the supply chain, the communities served by our stores and everyone else who is touched by the Group's activities.

A new Social Responsibility Committee

The first stage of this review was a change in membership of the Social Responsibility Committee. Chief executives replaced marketing directors in this role, reflecting the recognition that CSR is about every aspect of the business. Under the chairmanship of non-executive director Margaret Salmon, the committee meets every three months to receive reports, discuss current issues and trends and approve a continuing programme of action.

Kingfisher's plan for corporate social responsibility

Kingfisher published its plan for corporate social responsibility during 2001. The document outlines a common approach for CSR across the whole business, but allows the businesses the flexibility they need to respond appropriately to the priorities of their own markets.

Kingfisher's plan identifies 12 key environmental and social trends that the brands need to address if they are to remain successful. The Group's 'ladder' approach identifies the actions required to manage the risks and take advantage of the opportunities that each trend presents.

The lowest rung of the ladder, which all the businesses must achieve for all 12 trends, represents 'managing the risk'. Higher rungs on the ladder list the actions required to manage the issues and business opportunities through actions such as reducing costs, product innovation and enhancing employee pride in their work. The top rung of the ladder will be achieved by the brands demonstrating leadership in their sector on a particular trend.

Individual businesses complete their own ladders, based on their knowledge of their own sector and market. In establishing this system, which is described in more detail in the Group's CSR plan, Kingfisher's objective is to assist and inspire the businesses to ensure that, at the very least, they have taken sufficient action to manage the risks created by the various inescapable trends in society.

Examples of work undertaken in response to the 12 trends include:

"We need to plan what happens when our customers want to dispose of the products they bought from us."

A combination of European legislation and customer expectation is driving companies to accept responsibility for their products, even after their useful life has expired. Through schemes to repair and recycle white goods, Kingfisher's electricals brands have continued to be a driving force behind programmes to provide work and training for those who have difficulty finding employment. Darty's partnership with ENVIE in France has more than 30 operations repairing old appliances collected by Darty from across the country.

The Renew project at Comet, which was inspired by ENVIE, celebrated its first birthday in November 2001. The Gateshead-based initiative has been so successful that Renew will become a national scheme, with a second project opening in Leeds and six others planned.

Similar projects are being supported by BCC in the Netherlands and by Vanden Borre in Belgium. Further afield, B&Q Taiwan provides in-store recycling points for batteries.

"We are selling more wood, but it is becoming harder to find."

Forests are the ultimate suppliers of wooden products – so it's essential that all forest sources are well managed.


Welcome to COMET
COMET

ENABLING GREATER FREEDOM

All new Comet 'interactive' destination stores are designed to provide improved accessibility for disabled customers and all new staff are trained on meeting their special needs.

Independent certification through the Forest Stewardship Council (FSC) is the best way to ensure good management.

Kingfisher's buying office in Hong Kong has now joined the World Wide Fund for Nature's local Timber Buyers' Group. Castorama, a founder member of the equivalent body in France, is reviewing the sources of all its wood and has stocked its first FSC certified products. B&Q China recently introduced 'own brand' flooring which is FSC certified and Dr Alan Knight, Kingfisher's Head of Social Responsibility, has joined the board of the Global Forest Network – the group which co-ordinates the activities of the many buyers' groups around the world.

"Communities will reject businesses who are not good neighbours."

B&Q broadened its community programme to look at developing local regeneration partnerships in some of the most deprived towns and cities in the UK. Some stores had already become involved, together with local organisations and local authorities, in tackling issues such as crime and poverty in their neighbouring communities.

"Our suppliers need to be cleaner and greener."

One of the aims of Kingfisher's CSR plan is that the brands should learn from each other's experience. There is already evidence that this is happening. In Turkey, Koçtas is planning to follow B&Q's lead in implementing a programme to enable it to manage the environmental, social and product performance of its suppliers.

"The way we treat all our people is becoming more important than ever."

This trend presents Kingfisher's businesses with a growing need to reflect diversity in the way it designs stores, recruits people and communicates with customers. Comet was one of six companies to be finalists in the 2001 EASE (Ease of Access to Services and Employment) Awards, in recognition of its work on providing access, information, products and services for customers and staff with disabilities.

Next steps

Key elements of Kingfisher's CSR plan for the current year include:

- each business will complete the content of the ladders for the 12 trends;
- the Social Responsibility Committee will complete its initial formal review of the brands' performance;
- a report on Group-wide performance measured against Group 'indicators of performance' will be published.

At the Group level, the emphasis will remain on inspiring and enabling the businesses to make continuous improvements in their performance and to develop innovative and inspirational solutions to environmental and social challenges.

For more information, visit the sustainability section of our website at www.kingfisher.com

A STEP CHANGE

The Group's ladder approach identifies the actions required to manage risks and take advantage of opportunities.



LEADERSHIP

Businesses on this rung will be actively involved in the debate on that particular trend or issue. They will be recognised as 'best in class' and making a significant contribution to the overall discussion in society.

CREATING AN OPPORTUNITY

Businesses on this rung will have used the trend to create a business opportunity, whether from cost savings, an improved marketing position or in some other way.

MANAGING THE ISSUES

Businesses on this rung will be managing the trend in a positive and comprehensive manner. They will have a good understanding of how the trend will affect their products, processes and people and be willing to discuss the issues with interested parties.

MANAGING THE RISK

Businesses on this rung will take a reactive approach, implementing only those actions which are essential to protect their business from current trends.


WILLIAM WHITING
JEAN-HUGUES LOYEZ
ANTHONY PERCIVAL
JEAN-NOEL LABROU
IAN CHESHIRE
FRANCIS MACKAY
MARGARET SALMON
JOHN BULLOCK
JOHN NELSON
SIR GEOFFREY MULCAHY
HELEN WEIR
PETER HARDY

CHANGES TO THE BOARD

Sir John Banham resigned as Chairman and a non-executive director on 7 December 2001. Philip Rowley resigned as Finance Director on 31 March 2001.

Francis Mackay was appointed on 2 November 2001 as a non-executive director and was appointed Chairman on 7 December 2001. John Nelson was appointed as a non-executive director and Deputy Chairman on 11 January 2002.

The Board considers that all the non-executive directors fulfill the requirements for independent directors as defined by the Combined Code.

As at 2 February 2002

EXECUTIVE DIRECTORS

SIR GEOFFREY MULCAHY[3,4,5]
Chief Executive since January 1995, previously Group Managing Director. Chairman of the Finance Committee. Appointed to the Board in January 1983. Formerly, Finance Director of British Sugar plc and Norton Abrasives. Began his career with Esso plc. Non-executive director of BNP UK Holdings Ltd and Six Continents plc. Age 59.

IAN CHESHIRE[4]
Appointed Executive Director in June 2000. Chief Executive of e-Kingfisher since May 2000. Previously Group Director of Strategy & Development. Before joining Kingfisher he worked for Boston Consulting Group, Guinness plc and a number of retail businesses including Sears plc where he was Group Commercial Director. Age 42.

JEAN-NOEL LABROUE[3]
Appointed October 2000. Chief Executive of KESA. Previously Chief Executive of Darty and Chairman of the Darty Board from 1994 to 2000. He joined Darty in 1979, having previously been Commercial Director of Intertechnique from 1972 to 1979. He is also a director of Royal Canin S.A. Age 54.

JEAN-HUGUES LOYEZ[3]
Appointed December 1998, following the B&Q/Castorama merger. He is Président du Conseil de Gérance of Castorama Dubois Investissements S.C.A. and also an Administrateur of Credit du Nord and Terres et Eaux Seclin. Age 53.

ANTHONY PERCIVAL[4]
Finance Director from June 1995 to October 1998. Joined the Board in June 1995. He is a Chartered Accountant and former partner of Coopers & Lybrand. Non-executive director of the British Standards Institution and The Royal London UK Equity & Income Securities plc. Age 62.

HELEN WEIR[4]
Appointed to the Kingfisher Board as Group Finance Director in October 2000. Previously Finance Director at B&Q since August 1997. Before joining B&Q in 1995 she held a senior position at McKinsey & Co. Began her career with Unilever plc. Also a non-executive director of UK Chambre de Commerce Française and QA plc. Age 39.

WILLIAM WHITING[3]
Appointed director in October 2000. Chief Executive of B&Q plc and previously Managing Director of B&Q International. He joined B&Q in 1982 and has held various positions including Marketing Director and Warehouse Store Director. Began his career with Granada Group. Age 54.

NON-EXECUTIVE DIRECTORS

FRANCIS MACKAY[1,2,3,5]
Became Chairman of Kingfisher plc in December 2001 following his appointment to the Board a month earlier and is Chairman of the Nomination Committee. He is also Chairman of Compass Group plc, which he joined in 1986 initially as Finance Director. He was a key member of the management team that led the buyout of Compass Group plc from Grand Metropolitan in 1987 and its successful flotation in 1988. He became Chief Executive of Compass Group plc in 1991 and Executive Chairman in July 1999. Age 57.

JOHN NELSON[2]
Deputy Chairman since January 2002 and senior non-executive director since April 2002. Also a non-executive director of B.T. Group plc. Recently retired as Chairman of Credit Suisse First Boston Europe. Formerly vice Chairman of Lazard Brothers and non-executive director of Woolwich plc. Age 54.

JOHN BULLOCK[1,2,5]
Appointed March 1993. Chairman of the Audit Committee and a member of the Conseil de Surveillance and of the Audit Committee of Castorama Dubois Investissements S.C.A. Former Joint Senior Partner, Coopers & Lybrand UK and Chairman, Coopers & Lybrand Europe. Director of Retirement Security Limited since January 2002. Age 68.

PETER HARDY[1,2,5]
Appointed April 1992. A former Managing Director (Investment Banking) of S G Warburg Group. Chairman of the Remuneration Committee. Non-executive director of Land Securities plc, F&C PEP & ISA Investment Trust plc, Howard de Walden Estates Limited and a director of Barnado's. Age 63.

MICHAEL HEPHER[1,2]
Appointed September 1997. Non-executive director of Canada Life (U.K.) Limited and Canada Life Financial Corporation, and, Chairman and Chief Executive of TeleCity plc. Former Chairman and Chief Executive of Charterhouse plc and non-executive director of Diageo plc and Lloyds Bank plc. Age 58.

MARGARET SALMON[2,3,5]
Appointed September 1997. Chairman of the Social Responsibility Committee. She is also a Director of Manchester Airport plc, Director of the University for Industry, and the University for Industry Charitable Trust. Age 54.

BERNARD THIOLON[1]
Appointed non-executive director in June 1993 following the Darty merger. Member of the Conseil de Surveillance and Chairman of the Audit Committee of Castorama Dubois Investissements S.C.A. Formerly President of Banque Colbert and Adviser to the Chairman and Honorary General Manager of Crédit Lyonnais Group. Age 72.

BOARD COMMITTEES
[1] Audit Committee
[2] Remuneration Committee
[3] Social Responsibility Committee
[4] Finance Committee
[5] Nomination Committee

SUMMARY FINANCIAL STATEMENT

The summary financial statement and the summary directors' report are summaries of the information contained in the Annual Report and Accounts 2002.

The statutory financial statements will be delivered to the Registrar of Companies and the auditors have reported on them; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

This summary financial statement does not contain sufficient information to allow a full understanding of the results of the Group and state of affairs of the Company or of the Group. For more detailed information, copies of the full annual report and accounts for 2002 may be obtained free of charge from the Company's Registrar at the address noted on page 32. Copies are also available on our website at www. kingfisher.co.uk.

AUDITORS' REPORT TO THE MEMBERS OF KINGFISHER plc

We have examined the summary financial statement which comprises the summary consolidated profit and loss account, summary consolidated balance sheet, summary consolidated cash flow statement and related notes.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the summarised annual review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the summarised annual review with the annual financial statements and directors' report and its compliance with the relevant requirements of section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summarised annual review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement. We have not considered the effects of any events between 19 March 2002, the date on which we signed our report on the annual financial statements, and the date of this statement.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6 'The Auditors' Statement on Summary Financial Statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion, the summary financial statement is consistent with the annual financial statements and the directors' report of Kingfisher plc for the year ended 2 February 2002 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
12 April 2002

- RETAIL SALES UP 11.1%
- RETAIL PROFIT AHEAD 5.5%
- NET DEBT CUT BY 44%

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT For the financial year ended 2 February 2002

£ millions	2002 Total	Discontinued operations	Continuing operations	As restated† 2001 Total	Discontinued operations	Continuing operations
Group turnover	**11,238.1**	**1,528.6**	**9,709.5**	12,134.2	3,368.8	8,765.4
Group operating profit/(loss)	**448.8**	**(26.0)**	**474.8**	704.5	160.3	544.2
Share of operating profit/(loss) in Joint ventures	**9.4**	**–**	**9.4**	5.7	–	5.7
Associates	**4.3**	**–**	**4.3**	(39.9)	(42.0)	2.1
Total operating profit/(loss) including share of joint ventures and associates	**462.5**	**(26.0)**	**488.5**	670.3	118.3	552.0
Analysed as:						
Home Improvement	**430.7**	**–**	**430.7**	398.5	–	398.5
Electrical and Furniture	**183.7**	**–**	**183.7**	184.0	–	184.0
General Merchandise	**(29.6)**	**(29.6)**	**–**	140.7	140.7	–
Property	**74.3**	**29.0**	**45.3**	85.9	42.2	43.7
e-commerce and other new channels	**(30.8)**	**(12.0)**	**(18.8)**	(81.9)	(61.3)	(20.6)
Other operating costs	**(39.6)**	**–**	**(39.6)**	(44.8)	–	(44.8)
Exceptional items – operating	**(107.5)**	**(9.6)**	**(97.9)**	5.8	–	5.8
Acquisition goodwill amortisation	**(18.7)**	**(3.8)**	**(14.9)**	(17.9)	(3.3)	(14.6)
Exceptional items – non-operating						
Demerger costs	**(27.2)**	**(27.2)**	**–**	(8.8)	(8.8)	–
(Loss)/profit on the sale of operations	**(284.8)**	**(342.5)**	**57.7**	(14.7)	(1.4)	(13.3)
(Loss)/profit on the disposal of fixed assets	**(54.1)**	**(19.4)**	**(34.7)**	0.2	–	0.2
Gain on deemed disposal of Liberty Surf	**–**	**–**	**–**	120.8	120.8	–
Profit/(loss) on ordinary activities before interest	**96.4**	**(415.1)**	**511.5**	767.8	228.9	538.9
Net interest payable	**(68.4)**	**(27.2)**	**(41.2)**	(76.6)	(47.6)	(29.0)
Profit/(loss) on ordinary activities before taxation	**28.0**	**(442.3)**	**470.3**	691.2	181.3	509.9
Tax on profit/(loss) on ordinary activities	**(156.0)**	**12.1**	**(168.1)**	(177.3)	(17.5)	(159.8)
(Loss)/profit on ordinary activities after taxation	**(128.0)**	**(430.2)**	**302.2**	513.9	163.8	350.1
Equity minority interests	**(120.8)**	**–**	**(120.8)**	(103.8)	–	(103.8)
(Loss)/profit for the financial year attributable to the members of Kingfisher plc	**(248.8)**	**(430.2)**	**181.4**	410.1	163.8	246.3
Dividends						
Ordinary dividends on equity shares	**(152.3)**			(214.8)		
Dividend in specie relating to the demerger of Woolworths Group plc	**(455.2)**			–		
Retained (loss)/profit for the financial year	**(856.3)**			195.3		
(Loss)/earnings per share (pence)						
Basic	**(19.8)**		**14.4**	32.9		19.8
Diluted	**(19.9)**		**14.0**	32.1		19.1
Basic – adjusted[1]	**19.0**		**21.2**	29.7		21.8
Diluted – adjusted[1]	**18.5**		**20.7**	28.9		21.1
Directors' aggregate remuneration[2]	**6.0**			7.1		

[1] Adjusted earnings per share is before exceptional items, acquisition goodwill amortisation (and Liberty Surf losses for 2001 only).

[2] Directors' aggregate remuneration includes termination pay, value under the long-term incentive plan, value of the Company's contribution to its pension scheme (2002: £474,000, 2001: £2,254,000) and value of gains made by directors on the exercise of share options, including ShareSave options (2002: £505,303, 2001: £373,867).

† As restated for the implementation of FRS 19 "Deferred Tax".

TURNOVER BY BUSINESS (£M)


ELECTRICAL AND FURNITURE 3,784.8
HOME IMPROVEMENT 5,833.9

TURNOVER BY GEOGRAPHY (£M)

HOME IMPROVEMENT


FRANCE 1,833.5
UK 3,214.6
OTHER 785.8

TURNOVER BY GEOGRAPHY (£M)

ELECTRICAL AND FURNITURE


UK 1,253.2
FRANCE 1,700.0
OTHER 206.9
GERMANY 624.7

EXCEPTIONAL ITEMS

Exceptional items charged to the profit and loss account include the following:

- Demerger costs of £41.0 million. Of this, £13.8 million of internal costs directly attributable to the demerger have been charged against operating profit and £27.2 million in respect of external costs, principally professional advisors and commitment fees, have been charged as a non-operating item;
- Impairment of the remaining goodwill in respect of the ProMarkt business of £93.7 million charged to operating profit;
- Loss on sale of the Superdrug business of £342.5 million (including a non-cash adjustment of £287.5 million in respect of goodwill previously written off to reserves) and profit on the sale of Time Retail Finance of £57.7 million (after deducting a non-cash adjustment of £15.9 million in respect of goodwill previously written off to reserves);
- Net losses on the disposal of fixed assets amounting to £54.1 million. The loss on disposal of fixed assets includes losses on the disposal of Virtueller Bau-Markt (£4.8 million) and Recommend Limited (£3.0 million) and the write-off of the investment in Dekor (£23.2 million), all charged to continuing operations. It also includes the loss on the disposal of Think Natural (£4.5 million) and shares in Tiscali (£13.0 million), both charged to discontinued operations. Losses on the disposal of property of £5.6 million are also included.

SUMMARY CONSOLIDATED BALANCE SHEET As at 2 February 2002

£ millions	2002	As restated† 2001
Fixed assets	**4,035.4**	4,943.0
Current assets	**3,160.9**	3,518.4
Creditors: amounts falling due within one year	**(3,233.2)**	(4,003.9)
Net current liabilities	**(72.3)**	(485.5)
Total assets less current liabilities	**3,963.1**	4,457.5
Creditors: amounts falling due after more than one year	**(780.2)**	(881.1)
Provisions for liabilities and charges	**(44.9)**	(73.7)
	3,138.0	3,502.7
Capital and reserves		
Share capital	**543.0**	520.5
Equity reserves	**1,929.7**	2,416.2
Equity shareholders' funds	**2,472.7**	2,936.7
Equity minority interests	**665.3**	566.0
	3,138.0	3,502.7

† As restated for the implementation of FRS 19 "Deferred Tax".

EMPLOYEES BY SECTOR (FTE)*



ELECTRICAL AND FURNITURE 26,307
HOME IMPROVEMENT 50,231

*Full-time equivalent

EMPLOYEES BY GEOGRAPHY (FTE)*

HOME IMPROVEMENT



FRANCE 15,816
UK 22,035
OTHER 12,380

EMPLOYEES BY GEOGRAPHY (FTE)*

ELECTRICAL AND FURNITURE



UK 8,246
FRANCE 12,807
OTHER 1,970
GERMANY 3,284

SUMMARY CONSOLIDATED CASH FLOW STATEMENT For the financial year ended 2 February 2002

£ millions	**2002**	2001
Group operating profit	**448.8**	704.5
Impairment charge	**93.7**	–
Depreciation and amortisation	**232.2**	233.7
Decrease in development work in progress	**27.7**	7.5
Increase in stocks	**(72.3)**	(377.3)
Increase in debtors	**(119.1)**	(143.6)
Increase in creditors	**210.6**	127.8
Loss on disposal of fixed assets	**3.7**	10.6
Net cash inflow from operating activities	**825.3**	563.2
Dividends received from joint ventures	**2.0**	–
Returns on investment and servicing of finance	**(115.5)**	(114.3)
Taxation	**(165.9)**	(161.4)
Capital expenditure and financial investment	**(129.4)**	(927.8)
Acquisitions and disposals	**429.9**	(101.2)
Equity dividends paid to shareholders	**(148.4)**	(146.6)
Management of liquid resources	**(277.9)**	187.9
Financing	**(360.9)**	681.3
Increase/(decrease) in cash	**59.2**	(18.9)

Reconciliation of net cash flow to movement in net debt

Net debt at start of year	**(1,873.8)**	(1,020.8)
Increase/(decrease) in cash	**59.2**	(18.9)
Debt in joint venture becoming a subsidiary/in subsidiaries acquired	**(102.3)**	(0.8)
Debt demerged with Woolworths Group plc	**191.8**	–
Increase/(decrease) in short-term deposits	**276.3**	(4.2)
Decrease/(increase) in debt and lease financing	**378.9**	(630.5)
Increase/(decrease) in short-term investments	**1.6**	(183.7)
Increase in market value of investments	**6.2**	–
Foreign exchange effects	**17.9**	(14.9)
Net debt at end of year	**(1,044.2)**	(1,873.8)

SALES SPACE BY SECTOR (000s SQ.M)


ELECTRICAL AND FURNITURE 1,037.6
HOME IMPROVEMENT 3,765.0

SALES SPACE BY GEOGRAPHY (000s SQ.M)
HOME IMPROVEMENT


FRANCE 1,152.2
UK 1,837.5
OTHER 775.3

SALES SPACE BY GEOGRAPHY (000s SQ.M)
ELECTRICAL AND FURNITURE


UK 230.3
FRANCE 485.0
OTHER 93.1
GERMANY 229.2

SUMMARY DIRECTORS' REPORT For the financial year ended 2 February 2002

Principal activities

The Group trades principally as Home Improvement and Electrical and Furniture retailers with stores in the UK, Continental Europe and the rest of the world. In addition, the Group has property interests which are managed in the UK through Chartwell Land.

Review of activities and future developments

A detailed review of the Group's activities and of future developments is contained within the review on pages 3 to 23.

At an extraordinary general meeting held on 24 August 2001, the shareholders of Kingfisher plc approved the demerger of the Group's General Merchandise business to Woolworths Group plc. Shares in Woolworths Group plc were admitted to the official list and commenced trading on the London Stock Exchange on 28 August 2001.

During the year, the Group acquired an effective 12.5% share in Hornbach Holding A.G., a German Home Improvement retail business for cash consideration of £72.9 million.

The Group also made a number of acquisitions during the year including the acquisition of 10 BUT stores previously operated by franchise, the acquisition of Yagma A.G., a German electrical e-commerce business and the increase of the Group's share in NOMI S.A., the Polish Home Improvement business, for a total cash consideration of £18.0 million. During the year, the Group disposed of Superdrug Stores plc and Time Retail Finance Limited for a total cash consideration of £428.1 million.

Dividends

The directors have declared dividends as follows:

	Date of payment	Dividend per share (pence) 2002	Dividend per share (pence) 2001	2002 £m	2001 £m
Interim – paid	16 November 2001	**4.345**	4.250	**55.6**	59.2
Final – proposed	14 June 2002	**7.655**	11.250	**98.9**	157.1
Total dividends on ordinary shares		**12.000**	15.500	**154.5**	216.3

After eliminating dividends payable to the Group's Employee Share Ownership Plan Trust, the dividend charged to the profit and loss account is £152.3m (2001: £214.8m). Total dividends on ordinary shares are covered 1.8 times by continuing adjusted earnings per share.

The final dividend will be paid to shareholders whose names are on the register on 5 April 2002, subject to approval at the annual general meeting to be held on 12 June 2002. A scrip dividend alternative will be offered.

Corporate governance

Kingfisher recognises the importance of, and is committed to, high standards of corporate governance. The Group has complied with the requirements of the Combined Code except with regard to the service contracts of three executive directors which are terminable by the Group with notice periods of between 18 and 24 months. Since April 2002 the Company has complied with the Combined Code requirement to have an identified senior non-executive director, namely John Nelson who was appointed Deputy Chairman on 11 January 2002. A detailed statement of how the Group applies the principles of corporate governance is set out in the Annual Report and Accounts 2002.

Directors

The directors of the Company are shown on pages 24 and 25. Philip Rowley and Sir John Banham retired from the Board on 31 March 2001 and 7 December 2001 respectively. Peter Hardy has tendered his resignation from the Board, effective from 7 June 2002. In accordance with Article 88 of the Articles of Association, Francis Mackay (appointed 2 November 2001) and John Nelson (appointed 11 January 2002) hold office only until the annual general meeting and, being eligible, offer themselves for election. In accordance with Article 82 of the Articles of Association, Jean-Hugues Loyez, Sir Geoffrey Mulcahy, Michael Hepher and Margaret Salmon retire by rotation at the annual general meeting and, being eligible, offer themselves for re-election.

The Company has received special notice in accordance with section 293 of the Companies Act 1985 of the intention to propose the re-election of Bernard Thiolon, who attained the age of 73 years on 24 February 2002, as a director of the Company. Accordingly in the notice of the annual general meeting there is a resolution proposing to reappoint Bernard Thiolon as a director for a further year. The Board is supporting this resolution because it considers that Bernard Thiolon provides an invaluable source of knowledge and personal experience in European business affairs. Of the directors who are standing for election or re-election, Francis Mackay, John Nelson, Michael Hepher, Margaret Salmon and Bernard Thiolon do not have service contracts with the Company.

STORE NUMBERS BY SECTOR


HOME
IMPROVEMENT 573
ELECTRICAL AND
FURNITURE 824

STORE NUMBERS BY GEOGRAPHY

HOME IMPROVEMENT


FRANCE 149
UK 314
OTHER 110

STORE NUMBERS BY GEOGRAPHY

ELECTRICAL AND FURNITURE


UK 259
FRANCE 275
OTHER 100
GERMANY 190

DIRECTORS' REMUNERATION

£'000	Base salary	Total benefits	Annual bonus	Total remuneration 2002	Total remuneration 2001	Long-term incentive plan 2002	Long-term incentive plan 2001	Termination pay 2002
Executive								
Sir Geoffrey Mulcahy	983	68	–	**1,051**	1,014	**292**	441	**–**
Ian Cheshire	258	40	108	**406**	285	**–**	–	**–**
Philippe Francès[1]				**–**	291			
Roger Holmes[2]				**–**	427			
Jean-Noël Labroue	293	3	76	**372**	151	**–**	–	**–**
Jean-Hugues Loyez	196	2	264	**462**	358	**–**	–	**–**
Anthony Percival	68	20	–	**88**	124	**–**	–	**–**
Philip Rowley[3]	59	12	–	**71**	426	**54**	54	**481**
Helen Weir	275	122	75	**472**	138	**188**	63	**–**
William Whiting	315	13	55	**383**	138	**274**	174	**–**
	2,447	280	578	**3,305**	3,352	**808**	732	**481**
Non-executive								
Francis Mackay[4]	48			**48**	–			**–**
John Nelson[5]	2			**2**	–			**–**
Sir John Banham[6]	171			**171**	200			**84**
John Bullock	35			**35**	35			**–**
Peter Hardy	32			**32**	32			**–**
The Lady Howe[7]	–			**–**	19			**–**
Michael Hepher	32			**32**	32			**–**
Margaret Salmon	32			**32**	32			**–**
Bernard Thiolon	35			**35**	35			**–**
	387			**387**	385			**84**
Total	2,834	280	578	**3,692**	3,737	**808**	732	**565**

[1] Resigned 31 October 2000.
[2] Resigned 31 October 2000.
[3] Resigned 31 March 2001.
[4] Appointed 2 November 2001 as a non-executive director; Chairman since 7 December 2001.
[5] Appointed 11 January 2002 as a non-executive director and Deputy Chairman.
[6] Resigned 7 December 2001.
[7] Resigned 31 May 2000.

NEW STORE NUMBERS BY SECTOR


ELECTRICAL AND FURNITURE 38
HOME IMPROVEMENT 59

NEW STORE NUMBERS BY GEOGRAPHY

HOME IMPROVEMENT


FRANCE 20
UK 23
OTHER 16

NEW STORE NUMBERS BY GEOGRAPHY

ELECTRICAL AND FURNITURE


GERMANY 6
OTHER 11
UK 2
FRANCE 19*

*Including 10 acquisitions from franchisees

SUMMARY OF EXECUTIVE SHARE OPTIONS AND DISCLOSABLE SHAREHOLDINGS

	Options held at start of year	Granted	Exercised	Lapsed	Options held at end of year[1]	Exercise price pence	Value of options at end of year[2] £'000	Ordinary shares held at end of year
Executive								
Sir Geoffrey Mulcahy	2,074,737	–	701,314[3]	29,316	**1,344,107**	220.0 – 639.0	1,248	**580,004**
Ian Cheshire	166,394	95,323	–	–	**261,717**	278.0 – 781.0	203	**1,846**
Jean-Noël Labroue	561,635	110,265	–	–	**671,900**	238.0 – 639.0	694	**627,727**
Jean-Hugues Loyez[4]	–	–	–	–	–		–	**–**
Anthony Percival[5]	205,830	–	–	–	**205,830**	291.5	201	**10,236**
Philip Rowley[6]	400,322	–	–	–	**400,322**	473.0 – 804.5	24	**–**
Helen Weir	183,717	107,913	–	–	**291,630**	278.0 – 781.0	261	**–**
William Whiting	218,871	118,705	–	–	**337,576**	278.0 – 781.0	284	**4,740**
Non-executive								
Francis Mackay								**6,702**
John Nelson								**–**
John Bullock								**11,003**
Peter Hardy								**56,741**
Michael Hepher								**914**
Margaret Salmon								**2,181**
Bernard Thiolon								**14,550**

[1] Executive directors are also eligible to hold options under the Company's ShareSave scheme.
[2] Options have been valued by New Bridge Street Consultants using the Black-Scholes methodology.
[3] Exercised on 23 October 2001 when the market price was 335.0p.
[4] On 2 February 2002, Jean-Hugues Loyez held a beneficial interest in 917,128 shares in the capital of Castorama Dubois Investissements S.C.A., (CDI). As a Commandité, he also held 52,420 special shares which, under the Articles of CDI, entitle him to 629,040 shares on transformation of CDI to a Société Anonyme. On 21 July 2001, CDI redenominated its share capital resulting in a 4 for 1 share split.
[5] Anthony Percival is not a participant under the share option arrangement. He has a long-term bonus arrangement based on the increase in the Kingfisher share price.
[6] Options became exercisable upon Philip Rowley leaving the Company on 31 March 2001.

The summary financial statement was approved by the Board on 12 April 2002.
Sir Geoffrey Mulcahy *Director*
Helen Weir *Director*

SHAREHOLDER INFORMATION

Shareholders who would like the full annual report in future years should write to the Company Secretary at the address noted below.

Income tax
This paragraph applies to shareholders who elected to receive the scrip dividend alternative in respect of the interim dividend for the year ending 2 February 2002. On the first day of dealing on the London Stock Exchange, the market value of the new shares received was substantially higher than the amount of the cash dividend foregone. Therefore please note that, for the purposes of UK income tax, the relevant market value of the new shares received is 375p each.

Results and financial diary

First-quarter results	June 2002
Half-year results to July 2002	September 2002
Third-quarter results	December 2002
Fourth-quarter trading update	February 2003

Annual general meeting
Wednesday 12 June 2002 at 11.00 am The Millennium Hotel, Grosvenor Square, Mayfair, London W1K 2HP.

USEFUL INFORMATION

COMPANY SECRETARY AND REGISTERED OFFICE
Helen Jones, Kingfisher plc, North West House, 119 Marylebone Road, London NW1 5PX.
Telephone: (020) 7724 7749.

REGISTRAR
Computershare Services PLC, PO Box 435, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 4BR.
Telephone: (0870) 702 0129.

LOW COST SHARE DEALING FACILITIES
NatWest Stockbrokers, Corporate & Employee Services, 55 Mansell Street, London E1 8AN. Telephone: (020) 7895 5029.
e-mail: contactces@natwest.com

KINGFISHER INDIVIDUAL SAVINGS ACCOUNTS (ISAS)
Kingfisher ISA Manager, Halifax Share Dealing Limited.
Telephone: (0870) 600 9966.

DIVIDEND
Shareholders can elect for dividends to be paid by mandate directly to a UK bank or building society account through the BACS (Bankers' Automated Clearing Services) system. The Company also offers shareholders a scrip dividend alternative. For further details, or any queries about the administration of your shareholding, please contact the Company's Registrar.

ELECTRONIC COMMUNICATIONS/ELECTRONIC PROXY VOTING
You now have the opportunity to register to receive shareholder information and submit your proxy votes online. You can register simply by visiting www.kingfisher.com/shareholders and following the online instructions.

KINGFISHER PLC FIVE-YEAR HISTORY

Profit and loss

£ millions	1998†	1999†	2000†	2001†	**2002**
Turnover					
Home Improvement	1,753.7	2,055.4	4,528.3	5,093.5	**5,833.9**
Electrical and Furniture	1,937.9	2,458.1	3,188.0	3,564.9	**3,784.8**
General Merchandise	2,618.0	2,840.9	3,065.5	3,358.4	**1,498.6**
Property	51.2	41.1	32.5	59.2	**65.7**
Financial Services	48.6	62.3	70.7	58.2	**55.1**
Total turnover	6,409.4	7,457.8	10,885.0	12,134.2	**11,238.1**
Operating profit					
Home Improvement	165.3	188.1	365.8	398.5	**430.7**
Electrical and Furniture	147.5	173.4	194.3	184.0	**183.7**
General Merchandise	168.5	189.9	183.9	140.7	**(29.6)**
Property	61.1	69.1	76.0	85.9	**74.3**
e-commerce and other new channels	–	(3.7)	(24.0)	(81.9)	**(30.8)**
Exceptional items – operating	–	44.7	(3.5)	5.8	**(107.5)**
Other operating costs	(22.5)	(25.1)	(37.9)	(44.8)	**(39.6)**
Acquisition goodwill amortisation	–	(2.2)	(10.5)	(17.9)	**(18.7)**
Total operating profit	519.9	634.2	744.1	670.3	**462.5**
(Loss)/profit on disposal of fixed assets	5.7	2.1	6.2	0.2	**(54.1)**
Profits and losses on disposal, closure and restructuring of operations/investments	9.3	–	–	97.3	**(312.0)**
Profit before interest	534.9	636.3	750.3	767.8	**96.4**
Interest	(13.3)	(9.9)	(37.5)	(76.6)	**(68.4)**
Profit before taxation	521.6	626.4	712.8	691.2	**28.0**
Taxation	(133.3)	(182.3)	(213.2)	(177.3)	**(156.0)**
(Loss)/profit after taxation	388.3	444.1	499.6	513.9	**(128.0)**
Earnings per share (pence)*					
Basic	31.8	35.4	32.3	32.9	**(19.8)**
Fully diluted	31.4	34.7	30.9	32.1	**(19.9)**
Basic - adjusted**	30.6	32.9	33.5	29.7	**19.0**
Fully diluted - adjusted**	30.2	32.2	32.9	28.9	**18.5**
Dividend per share (pence)	11.5	13.0	14.5	15.5	**12.0**

Balance sheets

£ millions	1998†	1999†	2000†	2001†	**2002**
Intangible assets	–	267.3	400.9	508.9	**295.4**
Property	1,209.8	2,064.0	2,511.1	3,016.9	**2,807.4**
Other tangible assets	607.1	821.4	921.4	1,122.7	**696.5**
Investments	51.2	66.4	95.4	294.5	**236.1**
Total fixed assets	1,868.1	3,219.1	3,928.8	4,943.0	**4,035.4**
Net current assets	37.3	47.9	109.7	549.8	**223.3**
Non-current assets/(liabilities)	19.6	(7.6)	(4.8)	(116.3)	**(76.5)**
Capital employed	1,925.0	3,259.4	4,033.7	5,376.5	**4,182.2**
Equity shareholders' funds	1,722.0	2,203.3	2,568.3	2,936.7	**2,472.7**
Equity minority interests	(0.5)	362.7	444.6	566.0	**665.3**
Net debt	203.5	693.4	1,020.8	1,873.8	**1,044.2**
Capital employed	1,925.0	3,259.4	4,033.7	5,376.5	**4,182.2**
Share data millions					
Number of shares in issue – period end*	1,229.5	1,236.3	1,243.9	1,269.7	**1,292.0**
– average*	1,221.5	1,228.4	1,233.7	1,245.0	**1,258.3**
Fully diluted average number of shares*	1,236.1	1,253.9	1,267.0	1,258.8	**1,271.4**
Share price					
High	480p	694p	930p	630p	**494p**
Low	327p	425p	477p	354p	**275p**
Average	379p	537p	707p	500p	**401p**

† Restated for the implementation of FRS 19 "Deferred Tax". * Adjusted to reflect the 10 for 11 share consolidation.
** Before exceptional items, acquisition goodwill amortisation and estimated Liberty Surf losses.

DEMERGER AND SHARE CONSOLIDATION

At an extraordinary general meeting held on 24 August 2001, the shareholders of Kingfisher plc approved the demerger of the Group's General Merchandise business to Woolworths Group plc. The meeting also approved the consolidation of the Company's Ordinary shares, resulting in the issue of 10 new Ordinary shares of 13.75 pence to replace each 11 Ordinary shares of 12.5 pence previously held, with effect from 28 August 2001. The shares in Woolworths Group plc were admitted to the official list and commenced trading on the London Stock Exchange on 28 August 2001. For Capital Gains Tax purposes, the base cost of a holding in Kingfisher Ordinary shares of 12.5 pence each that was acquired prior to 28 August 2001 may be apportioned 91.7055% to the new Kingfisher Ordinary shares of 13.75 pence and 8.2945% to the Woolworths Group plc Ordinary shares of 12.5 pence each.

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KINGFISHER
"Kingfisher plc is one of Europe's leading retailers concentrating on markets serving the home"

KINGFISHER

Kingfisher plc North West House 119 Marylebone Road London NW1 5PX +44 (0)20 7724 7749
www.kingfisher.com